FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2020

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*       The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 +1 (212) 918 3000
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EXPLANATORY NOTE

This annual report is filed by Landwirtschaftliche Rentenbank (“Rentenbank”), an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”). All obligations to the holders of any debt securities issued by Rentenbank are effectively backed by the full faith and credit of the Federal Republic.

In this Annual Report, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this Annual Report, references to “U.S. dollars” or “$” are to United States dollars.

FORM 18-K

1.       In respect of each issue of securities of Rentenbank registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or authorization installment.

There has been no such failure.

Rentenbank has no securities issuances registered under the Securities Exchange Act of 1934 and, accordingly, the responses above relate to outstanding securities issuances of Rentenbank issued under the Securities Act of 1933.

Landwirtschaftliche Rentenbank

2.       A statement as of the close of the last fiscal year of Rentenbank giving the total outstanding of:

(a)	Internal funded debt of Rentenbank. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of Rentenbank outstanding as of December 31, 2020, was EUR 37,078,584,900.

(b)	External funded debt of Rentenbank. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Supplementary Information on Funded Debt”, on pp. 98-102 of Exhibit (d), which is hereby incorporated by reference herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Rentenbank outstanding as of the close of the last fiscal year of Rentenbank.

See “Supplementary Information on Funded Debt”, on pp. 98-102 of Exhibit (d), which is hereby incorporated by reference herein.

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4.	(a)	As to each issue of securities of Rentenbank which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of Rentenbank.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic of Germany; this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Rentenbank to reacquire such securities.

Not applicable.

5.       A statement as of the close of the last fiscal year of Rentenbank giving the estimated total of:

(a)	Internal floating indebtedness of Rentenbank. (Total to be stated in the currency of the registrant.)

The total principal amount of internal floating indebtedness of Rentenbank outstanding as of December 31, 2020, was EUR 1,419,290,123.

(b)	External floating indebtedness of Rentenbank. (Total to be stated in the respective currencies in which payable.)

The total principal amount of external floating indebtedness of Rentenbank outstanding as of December 31, 2020, was (in millions):

U.S. dollar		$4,545
Japanese yen	JPY	25,000
Australian dollar	AUD	-
Swedish Kroner	SEK	-
Norwegian Kroner	NOK	1,100
New Zealand dollar	NZD	-

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose of Rentenbank for each fiscal year of Rentenbank ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Financial Section — Management Report”, “Financial Section —Financial Statements — Balance Sheet”, “Financial Section —Financial Statements — Income Statement”, “Financial Section —Financial Statements — Cash flow statement”, “Financial Section —Financial Statements — Statement of changes in equity” and “Financial Section — Notes to the Financial Statements”, pp. 35-63, 64-67, 68, 69, 70 and 71-88 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.
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No foreign exchange control not previously reported was established by the government of the Federal Republic during 2020.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2020.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of Rentenbank, and of any further gold stocks held by Rentenbank.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of Rentenbank for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Not applicable.

Federal Republic of Germany

2.	A statement as of December 31, 2020 giving the total outstanding of:
(a)	Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

The total amount of internal funded indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of one year or more, outstanding as of December 31, 2020 was EUR 1,158.84 billion (Source: Monthly Report of the Federal Ministry of Finance, January 2021, Table “Entwicklung der Kreditaufnahme des Bundes im Dezember 2020”, page 99, (https://www.bundesfinanzministerium.de/Monatsberichte/2021/01/Inhalte/Kapitel-4-Wirtschafts-und-Finanzlage/4-4-kreditaufnahme-des-bundes-und-seiner-sondervermoegen.html)).

For further information on the principal amount of the outstanding direct debt of the Federal Republic, see “Tables and Supplementary Information—I. Direct Debt of the Federal Government - Summary of the Principal Amount of the Outstanding Direct Debt of the Federal Government”, p. G-45 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

None.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.

See “Tables and Supplementary Information —I. Direct Debt of the Federal Government”, pp. G-45 to G-48 of Exhibit (d), which are hereby incorporated by reference herein.

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4.	(a)	As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:
(1)	Total amount held by or for the account of the Federal Republic.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic; this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:
(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of less than one year, outstanding as of December 31, 2020 was EUR 113.14 billion (Source: Monthly Report of the Federal Ministry of Finance, January 2021, Table “Entwicklung der Kreditaufnahme des Bundes im Dezember 2020”, page 99 (https://www.bundesfinanzministerium.de/Monatsberichte/2021/01/Inhalte/Kapitel-4-Wirtschafts-und-Finanzlage/4-4-kreditaufnahme-des-bundes-und-seiner-sondervermoegen.html)).

(b)	External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “The Federal Republic of Germany—Public Finance”, pp. G-38 et seq. of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe the effect of any such action, not previously reported.

No foreign exchange control not previously reported was established by the Federal Republic during 2020.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2020.

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8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.

See “The Federal Republic of Germany—Monetary and Financial System—Official Foreign Exchange Reserves,” p. G-29 of Exhibit (d), which is hereby incorporated by reference herein.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

See “The Federal Republic of Germany—The Economy—International Economic Relations—Balance of Trade,” pp. G-23 and G-24 of Exhibit (d), which are hereby incorporated by reference herein.

10.	The balances of international payments of the Federal Republic for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need to be furnished only if the Federal Republic has published balances of international payments.)

See “The Federal Republic of Germany—The Economy—International Economic Relations—Balance of Payments,” pp. G-23 of Exhibit (d), which is hereby incorporated by reference herein.

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This annual report comprises:

Pages numbered 1 to 9, consecutively,

The following exhibits:

Exhibit (a) - None

Exhibit (b) - None

Exhibit (c) - The latest annual budget for the Federal Republic of Germany (pp. G-38 to G-44 of Exhibit (d) hereto)

Exhibit (d) - Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 19, 2021

Exhibit (e) - Consent of Independent Auditor

Exhibit (f) - Consent of the Federal Republic of Germany

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By: /s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Chairman of the Management Board

By: /s/ Stefan Goebel
Name: Stefan Goebel
Title: Managing Director

Date: May 19, 2021

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exhibit INDEX

Exhibit	Description

(c)	Latest annual budget for the Federal Republic of Germany (pp. G-38 to G-44 of Exhibit (d) hereto).

(d)	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 19, 2021

(e)	Consent of Independent Auditor

(f)	Consent of the Federal Republic of Germany.

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EXHIBIT (d)

This description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany is dated May 19, 2021, and appears as Exhibit (d) to the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the fiscal year ended December 31, 2020.

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THIS DOCUMENT (OTHERWISE AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF LANDWIRTSCHAFTLICHE RENTENBANK. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless explicitly stated otherwise, financial information relating to Landwirtschaftliche Rentenbank presented herein has been prepared in accordance with German GAAP (German Commercial Code or HGB). Amounts in tables may not add up due to rounding differences.

In this description, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this description, references to “U.S. dollars” or “$” are to United States dollars, references to “JPY” are to Japanese Yen, and references to “A$” are to Australian dollars.

On May 18, 2021, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.2222 (EUR 0.8182 per U.S. dollar).

In this description, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “Rentenbank”, “we” or “us” refer to Landwirtschaftliche Rentenbank.

FORWARD-LOOKING STATEMENTS

This description contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s three months ended March 31, 2021. Rentenbank expects its final, audited financial statements for 2021 to be announced at a press conference and published in April 2022.

New business in the Agriculture, Forestry and Renewable Energy promotional lines performed very well in the first quarter of 2021. The two promotional programmes which Rentenbank is commissioned to implement by the Federal Ministry of Food and Agriculture (Bundesministerium für Ernährung und Landwirtschaft, “BMEL”) provided for agriculture and forestry. There was a tremendous demand for the Agriculture Investment Programme which Rentenbank set up on behalf of the BMEL. The programme started in January 2021. A total of EUR 816 million is available for grants up to 2024. The aims are to promote more environmentally-friendly techniques for land cultivation, to protect the environment and climate and to improve biodiversity. The programme allows for a grant amounting up to 40% of the sum invested to be combined with a Rentenbank low-interest promotional loan to finance the remaining amount. In the first quarter of 2021, Rentenbank’s overall new business in low-interest promotional loans was at EUR 1.3 billion (as compared to EUR 1.6 billion in the first quarter of 2020), below the corresponding prior-year level. This drop was particularly due to typically volatile new business in the Rural Development line.

In the first three months of 2021, Rentenbank raised EUR 4.8 billion in medium and long-term funds on the capital markets. This means that 44% of Rentenbank’s planned funding business has already been achieved for 2021.

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THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official sources cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
1st quarter 2020	-2.0	-2.2
2nd quarter 2020	-9.7	-11.3
3rd quarter 2020	8.7	-3.8
4th quarter 2020	0.5	-3.3
1st quarter of 2021	-1.7	-3.0

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

In price, seasonal and calendar-adjusted terms, GDP declined by 1.7% in the first quarter of 2021 compared with the fourth quarter of 2020. After the German economy had recovered slightly in the second half of 2020 (by +8.7% in the third quarter and +0.5% in the fourth quarter, according to most recent calculations), the COVID-19 pandemic caused another decline in economic performance at the beginning of 2021. This affected household consumption in particular, while exports of goods supported the economy.

GDP was down a price- and calendar-adjusted 3.0% in the first quarter of 2021 compared with the first quarter of 2020. Compared with the fourth quarter of 2019, the quarter before the COVID-19 pandemic began, GDP was 4.9% lower in the first quarter of 2021.

Source: Federal Statistical Office, Gross domestic product in the 1st quarter of 2021 down 1.7% on the previous quarter, press release of April 30, 2021 (https://www.destatis.de/EN/Press/2021/04/PE21_211_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
April 2020	0.4	0.9
May 2020	-0.1	0.6
June 2020	0.6	0.9
July 2020	-0.5	-0.1
August 2020	-0.1	0.0
September 2020	-0.2	-0.2
October 2020	0.1	-0.2
November 2020	-0.8	-0.3
December 2020	0.5	-0.3
January 2021	0.8	1.0
February 2021	0.7	1.3
March 2021	0.5	1.7
April 2021	0.7	2.0

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, stood at +2.0% in April 2021, a level last recorded in April 2019. The inflation rate increased for the fourth month in a row after the temporary value added tax cut had ended on December 31, 2020.

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The total prices of goods increased by 2.6% between April 2020 and April 2021. Energy product prices were 7.9% higher in April 2021 compared to April 2020, after +4.8% in March 2021. In addition to the CO2 charge introduced at the beginning of the year, the low level of energy product prices in April 2020 had an impact on the inflation rates (base effect). Compared with April 2020, in April 2021 higher prices were recorded especially for motor fuels (+23.3%) and heating oil (+21.1%), while electricity prices declined slightly (-0.2%). Food prices rose by 1.9% in April 2021 in a year-on-year comparison, with higher prices being recorded, for example, for confectionery (+3.1%) and dairy products and butter (+2.5%). Marked price rises were observed for plants and flowers (+7.5%), coffee products (+5.1%) and tobacco products (+4.5%). Notable price decreases were recorded for mobile phones (-8.3%). The year-on-year increases in energy product prices had a clear upward effect on the inflation rate. Excluding energy prices, the inflation rate would have been +1.4% in April 2021 compared to April 2020; excluding the prices of heating oil and motor fuels, it would have been only +1.2%.

The total prices of services increased by 1.6% in April 2021 compared with April 2020, with net rents exclusive of heating expenses, which are important as they account for a large part of household final consumption expenditure, rising by 1.3%. Considerably higher prices had to be paid, for instance, for hairdresser services and other services for personal care (+6.1%), services of social facilities (+5.9%) and financial services (+5.6%), while the prices of telecommunication services, for example, were down by 1.0%.

Compared with March 2021, the consumer price index rose by 0.7% in April 2021. Food prices increased by 1.3%, with consumers having to pay more especially for fresh vegetables (+9.0%) compared with March 2021. The prices of energy products went down slightly (-0.1%), with heating oil prices, in particular, decreasing by 2.2%.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate at +2.0% in April 2021, press release of May 12, 2021 (https://www.destatis.de/EN/Press/2021/05/PE21_225_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
April 2020	4.3	4.0
May 2020	4.4	4.2
June 2020	4.5	4.3
July 2020	4.4	4.4
August 2020	4.5	4.5
September 2020	4.4	4.5
October 2020	4.4	4.5
November 2020	4.4	4.6
December 2020	4.4	4.6
January 2021	4.6	4.5
February 2021	4.6	4.5
March 2021	4.6	4.5

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to March 2020, the number of employed persons in March 2021 declined by approximately 628,000 or 1.4%. Compared to February 2021, the number of employed persons increased slightly in March 2021 by approximately 16,000 (after adjusting for seasonal fluctuations). On a seasonally adjusted basis, the number of employed persons in March 2021 was down by 1.7%, or 747,000, on February 2020, the month before restrictions were imposed in Germany due to the COVID-19 pandemic.

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In March 2021, the number of unemployed persons increased by approximately 374,000, or 22.4%, compared to March 2020. Adjusted for seasonal and irregular effects, the number of unemployed persons in March 2021 stood at 1.98 million, reflecting a slight decrease of 0.9% compared to February 2021.

It should be noted that according to the employment account and labor force survey concepts, workers in short-time work schemes (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Federal Statistical Office, March 2021: employment slightly up on the previous month, press release of April 29, 2021 (https://www.destatis.de/EN/Press/2021/04/PE21_206_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January–March 2021	January–March 2020
Trade in goods, including supplementary trade items	55.9	52.5
Services	3.6	-2.7
Primary income	27.5	26.9
Secondary income	-20.6	-14.4
Current account	66.4	62.3

(1)	Figures may not add up due to rounding.

Source: Federal Statistical Office, Exports in March 2021: +1.2% on February 2021, press release of May 7, 2021 (https://www.destatis.de/EN/Press/2021/05/PE21_217_51.html).

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Other Recent Developments

General Considerations Relating to the COVID-19 Pandemic

According to the European Centre for Disease Prevention and Control (“ECDC”), as of May 9, 2021, while only a few countries reported increasing rates in terms of case notification and/or test positivity, cases in older age groups, hospital or intensive care unit (“ICU”) admissions and/or hospital occupancy due to COVID-19, and deaths, absolute values of several indicators, including for hospital and ICU occupancy, remain high, suggesting continued widespread transmission of COVID-19. However, trends for a number of indicators are stable or decreasing in several countries, while the median cumulative uptake of at least one vaccine dose among adults aged 18 years and above in Europe is 34.2% and increasing. However, in its most recent risk report, dated May 11, 2021, the ECDC notes that over the past eight weeks India and some surrounding countries have seen a sharp increase in the number of reported COVID-19 cases and deaths, which is associated with a rising proportion of sequenced viruses belonging to specific lineages, which have distinct mutation profiles and warrant individual assessment. While the United Kingdom has designated one of these lineages as a “variant of concern”, in the rest of Europe there are indications that the frequency of detection of certain of these lineages is increasing. However, due to still only limited available data, with respect to their transmissibility, the ECDC states that the full impact of these lineages on public health is not yet possible to assess and that it therefore currently maintains its assessment of these lineages as “variants of interest” and will continue to actively monitor the situation. The ECDC also notes that the COVID-19 vaccine coverage remains at low levels in all European countries and that as such, it currently advises caution in the relaxation of current non-pharmaceutical measures including those related to travel.

In Germany, protective measures to contain the COVID-19 pandemic, which in particular aim to reduce contacts within the general population, continue to be in place. In the second half of April 2021, the Bundestag approved an amendment to the German Infection Protection Act (Infektionsschutzgesetz), which introduces a nationwide emergency brake providing for a large number of protective measures, such as, e.g., the use of facial masks, testing, restrictions on contacts, closure of and social distancing in shops, schools and daycare facilities, the imposition of curfews, remote working, all of which are targeted at significantly reducing contacts and slowing down the spread of COVID-19 when case numbers of COVID-19 infections exceed certain levels. The German population is already familiar with most of these measures, which had already been previously agreed upon by the Heads of Government of the 16 German federal states (Länder) and the Federal Chancellor to combat the pandemic in a number of earlier meetings.

To date, the European Commission has granted a conditional marketing authorization for four COVID-19 vaccines, following positive assessments by the European Medicines Agency, and is working closely with the industry to step up vaccine manufacturing capacity in the EU. The European Commission has also started work to anticipate and tackle new variants of the virus and to rapidly develop and produce on a large-scale vaccines effective against those variants.

According to the ECDC, as of May 12, 2021, the full vaccination uptake among adults aged 18 years and above in countries of the EU and the European Economic Area (with 30 countries reporting) was at a median of 13.3%. As of May 13, 2021, 10.6% of the German population had been fully vaccinated, whereas 35.9% have received at least one vaccine dose.

In mid-March 2021, the European Commission adopted a legislative proposal establishing a common framework for a “Digital Green Certificate”, which is intended to constitute proof that a person has been vaccinated against COVID-19, received a negative test result or recovered from COVID-19. This proposed EU-wide approach aims to facilitate free movement within the EU, in compliance with fundamental EU rights such as the non-discrimination of EU citizens. The Digital Green Certificate should present an opportunity for EU Member States to adjust the restrictions imposed on public health grounds and to be taken into account by EU Member States to facilitate travel.

Sources: European Centre for Disease Prevention and Control, COVID-19 surveillance report, Week 18, 2021, produced on May 13, 2021 (https://covid19-surveillance-report.ecdc.europa.eu/); European Centre for Disease Prevention and Control, Threat Assessment Brief: Emergence of SARS-CoV-2 B.1.617 variants in India and situation in the EU/EEA, May 11, 2021 (https://www.ecdc.europa.eu/en/publications-data/threat-assessment-emergence-sars-cov-2-b1617-variants); The Federal Government, Infection Protection Act in the German Bundestag, Nationwide emergency brake passed, published on April 21, 2021 (https://www.bundesregierung.de/breg-en/news/nationwide-emergency-brake-1889136); European Centre for Disease Prevention and Control, COVID-19 Vaccine rollout overview, Week 18, 2021, produced on May 12, 2021 (https://covid19-vaccine-report.ecdc.europa.eu/); European Commission, Safe COVID-19 vaccines, accessed on May 14, 2021 (https://ec.europa.eu/info/live-work-travel-eu/coronavirus-response/safe-covid-19-vaccines-europeans_en#theeuvaccinestrategy); Bundesministerium der Gesundheit, Impf-Dashboard, Stand 14. Mai 2021 (https://impfdashboard.de/); The European Commission, COVID-19: Digital green certificates, accessed on May 14, 2021 (https://ec.europa.eu/info/live-work-travel-eu/coronavirus-response/safe-covid-19-vaccines-europeans/covid-19-digital-green-certificates_en); European Commission, Digital green certificate fact sheet, Fact Sheet dated March 17, 2021 (https://ec.europa.eu/commission/presscorner/detail/en/fs_21_1208).

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LANDWIRTSCHAFTLICHE RENTENBANK

GENERAL

Overview

Rentenbank was founded in 1949 as the development bank for the agriculture, forestry, fishing and food industries in Germany. We are an institution established under public law (rechtsfähige Anstalt des öffentlichen Rechts) and have our headquarters in Frankfurt am Main. We do not have any branches. Rentenbank is registered with the Commercial Register of the Local Court of Frankfurt am Main under HRA 30636.

Our activities and governance structure are regulated by our governing law and our statutes. Under our governing law, we are charged with the public task of promoting the agriculture industry (including forestry, horticulture and fisheries) and the development of rural areas through the extension of credit for:

•	the agriculture industry, including forestry, horticulture and fisheries and the upstream and downstream areas;
•	the sale and warehousing of agricultural and food products;
•	agriculture-related environmental protection, the promotion of renewable energies and renewable raw materials from agriculture, the expansion of ecological farming and the protection of animals within the agricultural industry;
•	the improvement of infrastructure in predominantly rural areas; and
•	agriculture-related consumer protection.

Rentenbank’s governing law (Gesetz über die Landwirtschaftliche Rentenbank; the “Rentenbank Law”) was amended by the German Federal Development Banks New Structuring Law (Förderbankenneustrukturierungsgesetz or the “Restructuring Law”) effective as of August 22, 2003, principally in order to clarify its permissible activities in connection with the understanding reached on March 1, 2002, between the Federal Government and the Commission of the European Union on the treatment of state guarantees for federal development banks. See “— Relationship with the Federal Government — Understanding with the European Commission”.

In 2009, the Rentenbank Law was amended twice. Effective as of March 26, 2009 Article 4 of the Act on the further development of the German covered bond law dated March 20, 2009 (Gesetz zur Fortentwicklung des Pfandbriefrechts vom 20. März 2009) deleted in particular all provisions relating to a potential insolvency of Rentenbank since insolvency proceedings are inconsistent with the principles of Anstaltslast. See “— Relationship with the Federal Government — Institutional Liability (Anstaltslast)”.

Furthermore, the Rentenbank Law was amended by Article 8 of the Act on the Implementation of Supervisory Provisions of the Payment Services Directive (Gesetz zur Umsetzung der aufsichtsrechtlichen Vorschriften der Zahlungsdiensterichtlinie) dated June 25, 2009. Effective as of October 31, 2009, the language of our governing law was adapted to the language of the directive but did not have any impact on our legal status or permissible activities.

Moreover, the Rentenbank Law was amended by Article 4 of the statute implementing the Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms and adapting supervisory laws to Regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (Gesetz zur Umsetzung der Richtlinie 2013/36/EU über den Zugang zur Tätigkeit von Kreditinstituten und die Beaufsichtigung von Kreditinstituten und Wertpapierfirmen und zur Anpassung des Aufsichtsrechts an die Verordnung (EU) Nr. 575/2013 über die Aufsichtsanforderungen an Kreditinstitute und Wertpapierfirmen; the “CRD IV Umsetzungsgesetz”) dated August 28, 2013. In connection with the CRD IV Umsetzungsgesetz, the Rentenbank Law was amended to include a new Section 1a, pursuant to which, as of January 1, 2014, the Federal Republic of Germany guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and

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derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (the “Guarantee of the Federal Republic”). See also “— Relationship with the Federal Government — Guarantee of the Federal Republic”. Finally, effective as of November 6, 2015, Section 16 of the Rentenbank Law was amended by Article 3 of the Act dated November 2, 2015 in order to clarify that Rentenbank shall not be subject to insolvency proceedings.

Rentenbank’s statutes (Satzung: “Rentenbank’s Statutes”) were amended and restated, effective as of March 27, 2014, principally to reflect changes in the German Banking Act (Gesetz über das Kreditwesen; “KWG”) based on the CRD IV Umsetzungsgesetz.

Due to the establishment of the nomination committee and remuneration committee, Rentenbank’s Statutes were amended and restated, effective as of December 15, 2018.

We extend credit to German and other public and private sector banks in the European Union which are active in the financing of the agricultural sector, the food industry and rural areas both by means of traditional loans and by purchasing the debt securities of such banks. We also issue loans to financial institutions for the financing of rural development and infrastructure projects as well as German Federal States (Bundesländer; “German Federal States”), municipalities and public law special purpose corporations. Finally, we extend credit to specific agencies of the Federal Republic and to banks in Norway, Switzerland, Australia and Canada.

As an instrumentality serving public policy objectives of the Federal Government, we are not subject to corporate income and trade tax and do not seek to maximize profits.

Rentenbank’s founding capital was raised through a public charge imposed on agricultural land in Germany from 1949 to 1958. This charge was established by a federal law, the Law on the Rentenbank Land Charge (Gesetz über die Rentenbankgrundschuld), dated May 11, 1949.

At December 31, 2020, Rentenbank had total assets of approximately € 95.3 billion.

Starting with the fiscal year ending December 31, 2017, Rentenbank has decided no longer to prepare audited, consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union, as it is not legally required to do so. Rentenbank will continue to prepare audited annual, unconsolidated financial statements in accordance with German GAAP (German Commercial Code or HGB). For more information on our statements, see our financial statements and the notes thereto beginning on page 31.

Our registered office is in Frankfurt am Main, Germany, and our telephone number is +49-69-2107-0. The headquarters and business address of Rentenbank is Theodor-Heuss-Allee 80, 60486 Frankfurt am Main as Rentenbank´s office building at Hochstrasse 2, 60313 Frankfurt am Main is being renovated.

Relationship with the Federal Government

Rentenbank has no shareholders and Germany’s federal legislature exercises ultimate control over Rentenbank through legislative action. For example, our governing law specifies the scope of our activities. The Federal Government exercises supervision of Rentenbank through the Federal Ministry of Food and Agriculture which makes its decisions in concert with the Federal Ministry of Finance. We may only be liquidated pursuant to legislative action by the federal legislature.

Guarantee of the Federal Republic

Our governing law was amended with effect from January 1, 2014 to provide expressly that the Federal Republic guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (Rentenbank Law, Section 1a). Under the Guarantee of the Federal Republic, if Rentenbank fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by Rentenbank, or if Rentenbank fails to make any payment required to be made under Rentenbank’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic will rank equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by Rentenbank or issued under

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Rentenbank’s guarantee will be able to enforce this obligation directly against the Federal Republic without first having to take legal action against Rentenbank. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to Rentenbank with respect to the obligations covered.

The Guarantee of the Federal Republic does not affect the obligations of the Federal Republic towards Rentenbank pursuant to the existing institutional liability (Anstaltslast).

Institutional Liability (Anstaltslast)

Rentenbank benefits from the Anstaltslast, or institutional liability, of the Federal Republic. This means that the Federal Republic will:

•	safeguard the economic basis of Rentenbank;
•	keep it in a position to pursue its operations throughout its existence as a statutory body under public law; and
•	in the event of financial difficulties, enable it by financial contribution or in some other appropriate manner to perform its obligations when due.

This duty under public law exists solely between the Federal Republic and Rentenbank and not between the Federal Republic and any third party. The Federal Republic would not, under Anstaltslast, be permitted to allow us to default on an obligation; the Federal Republic would be required on its own authority to take steps to enable us to perform our obligation when due. Under German law, we would be required to enforce our rights against the Federal Republic in the event we needed to do so in order to meet our obligations to third parties, including holders of any of our securities. Accordingly, while Anstaltslast does not constitute a formal guarantee of our obligations by the Federal Republic, and our creditors do not have a direct claim against the Federal Republic under Anstaltslast, the effect of Anstaltslast is that our obligations, including our publicly issued debt securities, or our guarantee of debt securities should a substitute obligor be substituted for Rentenbank, are fully backed by the full faith and credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a legally established charge on public funds that would be payable without the need for appropriation or any action by the federal parliament.

Understanding with the European Commission

On March 1, 2002, representatives of the Federal Government and the Commission of the European Union reached an understanding on the treatment of state guarantees for federal development banks such as Rentenbank for purposes of the European Union state aid rules. Pursuant to the understanding, the use of advantages for special credit institutions resulting from Anstaltslast and other state guarantees relevant under the state aid rules is allowed for the performance of promotional tasks at the request of the state in promotional areas like financing of small and medium enterprises, infrastructure, environment-friendly investment, housing as well as cooperation with developing countries. Activities, which do not fall under the areas in line with the state aid rules, must either be discontinued by the special credit institutions or be spun-off to legally independent subsidiaries without state support.

With the adoption of the Restructuring Law, the description of our permissible activities in our governing law was conformed to the language in respect of which the Federal Republic and the Commission of the European Union reached an understanding on March 1, 2002.

Based on the foregoing, Rentenbank does not currently expect that it will be required to either discontinue or separately incorporate any material portion of its present business activities as a result of the understanding.

Supervision by the Federal Government

Our governing law prescribes our internal governance structure, our capital structure, the limited scope and nature of our lending activities and provides for supervision of us by the Federal Republic. Although our day-to-day operations are managed independently by our Management Board with supervision by our Supervisory Board, the Federal Republic exercises supervision through the Federal Ministry of Food and Agriculture (“Supervising Authority”) which exercises its supervision in concert with the Federal Ministry of Finance.

The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank are consistent with the public interest in particular in the promotion of agriculture and rural areas, and are in

9

compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Supervisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to request a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

We are also subject to banking supervision and regulation by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht; “BaFin”) and the German Central Bank (“Deutsche Bundesbank”) under the KWG. See “Supervision and Regulation” and “The Federal Republic of Germany — Financial Supervision Authority”.

From November 4, 2014, until June 26, 2019, Rentenbank was among the banks considered significant under the Single Supervisory Mechanism (“SSM”), and was thus subject to European Central Bank (“ECB”) supervision.

On June 27, 2019, new European Union rules revising the Capital Requirements Regulation (“CRR”) and the Capital Requirements Directive (“CRD”) became effective (“CRR II” and “CRD V”). The new rules provide for an explicit exemption of Rentenbank from the scope of the CRD. Consequently, Rentenbank is not part of the SSM anymore and no longer subject to supervision by ECB. Instead, BaFin and Deutsche Bundesbank have taken over supervisory responsibility. See also “— Supervision and Regulation — General / Regulatory changes in the banking sector on EU level”.

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BUSINESS

Our principal business is providing loans and other types of financing for the German agricultural and forestry sectors, viticulture and horticulture sectors as well as in aquaculture and fisheries. Funds are also provided for projects in the food industry and other upstream and downstream companies as well as investments in renewable energies and projects for rural development. The principal purpose of loans granted is the promotion of agriculture, agribusiness and rural development. We do so primarily by extending credit to German private and public sector banks, both by means of traditional loans and by purchasing the debt securities of such banks. These banks then lend the proceeds to eligible borrowers. According to our governing law, our lending activity should generally be conducted through or in conjunction with other financial institutions. Accordingly, other than direct lending to certain affiliates and companies, German regional state governments and specific agencies of the Federal Republic, our policy is to lend almost exclusively to financial institutions.

Throughout this description and in our financial statements, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination.

We provide credit to financial institutions to be loaned to borrowers engaged in the following activities:

•	Agriculture, Forestry, Horticulture and Fisheries. This sector includes ultimate borrowers engaged in all types of agricultural production, forestry, horticulture and fisheries. It also includes ultimate borrowers engaged in related businesses such as manufacturers and distributors of machinery, fertilizers and other goods used in farming, forestry, aquaculture and fisheries as well as commercial and service businesses with close links to agriculture and forestry (for example, those trading in rural products, timber, livestock or agricultural equipment).
•	Food Industry. Eligible ultimate borrowers in this sector include businesses involved in the processing or distribution of food products in all market segments, including businesses in the commodity and luxury food industries and food wholesale.
•	Renewable Energy. This sector includes businesses involved in the production of power, heat or fuel based on biomass, including biogas-production and biomass-fuel-production. This sector also covers lending for photovoltaic or wind farms, if the borrowers are closely linked to agriculture, forestry, horticulture, fisheries or the food industry. This moreover includes civic engagement in the production of wind power.
•	Rural Infrastructure. This category covers lending for activities intended to improve rural infrastructure, including drinking water treatment and distribution, broadband coverage, sewage and waste treatment, land consolidation, environmental protection, public transportation, housing and job creation and protection in rural municipalities. As a rule, eligible projects must be in municipalities with populations of fewer than 50,000 persons.

Although we provide credit to banks which make loans to ultimate borrowers engaged in these activities, we do not separately record in our financial statements the loan amounts that are extended by such banks for each of the above named activities.

Loans to Banks and Customers

We extend credit by making traditional loans and by purchasing the debt securities of German or other European banks or German Federal States. Our traditional loan portfolio consists primarily of special promotional loans and accounted for 69.8% of our loan portfolio at December 31, 2020. For a further description of our traditional lending activities, see “— Loan Portfolio” below.

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New Business

The following table shows the notional amount of our new loan commitments:

	For the Year Ended December 31,
	2020	2019(1)
	(EUR in millions)
Loan commitments(2):	10,226	9,646
Registered bonds/promissory notes	3,511	2,958
Special promotional loans	5,973	6,011
Renewals	742	677
Securities	1,690	1,825
Total extensions of credit	11,916	11,471

___________________________

(1)	The values deviate from the values published in the annual report 2019, due to the consideration of new business (Treasury Management) dealing with financial institutions from EU countries.

(2)	Loan commitments represent the volume of funds committed in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant periods pursuant to commitments made in prior periods.

Loan Portfolio

The following table shows the special promotional loans and registered bonds and promissory notes (Schuldscheine) portion of our loan portfolio for agriculture at December 31, 2020 and 2019.

	At December 31,
	2020	2019
	(EUR in millions)
Special promotional loans	43,173	43,618
Registered bonds/ promissory notes	18,671	16,867
Total	61,844	60,485

The following table provides a breakdown of our loan portfolio according to maturity at December 31, 2020 and 2019.

	At December 31,
	2020	2019
	(EUR in millions)
Loans to Financial Institutions:
Long-term (five years or more)	24,129	23,970
Medium-term (between one year and five years)	24,336	23,545
Short-term (less than one year)	6,621	6,719
Direct Loans:
Long-term (five years or more)	4,199	3,983
Medium-term (between one year and five years)	2,313	2,049
Short-term (less than one year)	246	219
Total	61,844	60,485

Our portfolio of traditional loans consists primarily of special promotional loans and medium- and long-term registered bonds and promissory notes. As noted above, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination. Our loan portfolio at December 31, 2020, totaled €61.8 billion, an increase of 2.1% from €60.5 billion at December 31, 2019. At December 31, 2020, this loan portfolio represented 64.9% of our total assets.

Our special promotional loans accounted for 69.8% of our loan portfolio at the end of 2020 compared with 72.1% of our loan portfolio at the end of 2019. They are composed almost exclusively of secured loans to German public sector and private sector banks. These medium- and long-term loans are made to banks which loan the proceeds to ultimate borrowers who meet the qualifications under one of our special promotional loans designed to further agriculture- and rural development-related policy goals. The interest rate on these loans is generally close to our own cost of funds and the terms and conditions of the corresponding loan made to the

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ultimate borrower are generally more favorable to the ultimate borrower than would otherwise be commercially obtainable.

Our registered bonds and promissory notes accounted for 30.2% of our loan portfolio at December 31, 2020, compared with 27.9% of our loan portfolio at December 31, 2019. It is mainly composed of secured and unsecured loans to German public sector and private sector banks as well as to banks in the European Union. Landesförderinstitute, promotional institutes of the federal states established by the different German Federal States, Sparkassen, a type of public sector savings banks, and Landesbanken, public sector universal banks, are the principal German public sector banks to which we lend. Landesförderinstitute still benefit from institutional liability (Anstaltslast) of the different German Federal States. Sparkassen and Landesbanken originally benefited from an explicit guarantor liability (Gewährträgerhaftung) of their founders (typically local or regional German governments). According to the understanding dated July 17, 2001, between representatives of the Federal Republic and the Commission of the European Union on transitional rules with respect to state guarantees for Landesbanken and Sparkassen, Gewährträgerhaftung was abolished after a four year transitional period that lasted until July 18, 2005, and the Anstaltslast was replaced by a “normal commercial relationship” between the owners and the public financial institution concerned. The transitional arrangement provides that liabilities that were undertaken up to July 18, 2001, are covered by Gewährträgerhaftung until they mature. During the transitional period through July 18, 2005, the system of Anstaltslast and Gewährträgerhaftung could be maintained in their then-current form at that time. After this transitional period, any liability that still existed and was created after July 18, 2001, continues to be covered by Gewährträgerhaftung, provided its maturity does not exceed December 31, 2015. The foregoing understanding, however, does not affect Anstaltslast vis-à-vis Rentenbank. See “General — Relationship with the Federal Government”.

Generally, once a financial institution has qualified to be a borrower of our registered bonds and promissory notes, loans can be granted to that financial institution. For more information on our review process for approving borrowing banks, see “— Eligibility of Financial Institutions” below.

Registered bonds and promissory notes

Borrowing terms on registered bonds and promissory notes are negotiated with each bank and reflect, among other things, an evaluation of the borrower’s creditworthiness and prevailing market conditions. In our risk evaluation, we consider, among other things, the term of the loan, the creditworthiness of the borrowing bank, our existing credit exposure to the particular borrowing bank and, if applicable, the country risk. We conduct an annual review of roughly 850 private and public sector bank borrowers to ensure that these borrowers continue to meet minimum credit standards. Under the terms of our loans, we generally rely on the creditworthiness of the intermediate financial institution. See “–– Credit Analysis”.

At December 31, 2020, approximately 7.9% of our notional loan portfolio amount was unsecured, as compared with 8.1% of our notional loan portfolio at December 31, 2019. Unsecured loans to German and other private sector banks in the European Union as well as Norway, Switzerland, Australia and Canada are made only after a thorough review of the borrowing bank’s creditworthiness.

We also purchase registered bonds and promissory notes issued by private and public sector banks located in other European Union countries as well as in Norway, Switzerland, Canada and Australia. Although there is no legal restriction on the amount of funds we may lend into any one country, as a matter of internal policy we have set aggregate lending limits for each country into which we lend. Finally, we purchase registered bonds and promissory notes issued by German Federal States.

Short-Term registered bonds and promissory notes

Short-term loans are granted to both financial institutions and non-financial institutions by the purchase of short-term registered bonds and promissory notes. The bulk of our lending through registered bonds and promissory notes consists of loans made to banks and other financial institutions in the wholesale markets.

Special Promotional Loans

Special promotional loans are extended under programmes designed to further specific policy goals defined by our Supervisory Board. In addition, we administer other loan programmes on behalf of the Federal Republic and some German Federal States. Borrowers must meet the defined requirements to borrow under one of these programmes. Unlike our registered bonds and promissory notes, under these special promotional loan

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programmes, we review the ultimate borrower’s eligibility. The final credit decision is made by the local bank (Hausbank) of the ultimate borrower.

Through the following special promotional loans, we reduce the interest rates of our loans or grant additional subsidies to specific groups in order to further our promotional objectives. The structure of the special promotional loan programmes allows us the promotion along the entire food value chain. Loans are generally limited to €10 million per business per year. Included are loans issued by some promotional institutions of the German Federal States which use liquidity facilities for specific promotional purposes in their respective federal state. The global loans provided are used for the comprehensive refinancing of loan programmes of the individual German Federal States intended for the promotion of the agricultural business and rural areas. These programmes are (1) set up by the promotional institutions of the German Federal States and primarily include the financing of local structural measures, residential construction and wastewater plants or (2) are promotional loan programmes with added value (e.g. lower interest rate) on behalf of the promotional institution. The promotional institutions of the German Federal States are either guaranteed by law by the respective federal state or receive a loan guarantee explicitly issued.

•	Special promotional loan line for financings in agriculture, forestry, aquaculture and fisheries: Under these programmes, we finance medium- and long-term loans to individual ultimate borrowers who (1) lease or own farms, (2) own or manage forest, produce (3) agricultural products or (4) fishery products. These loans are offered to purchase or modernize new farm or fishery equipment and buildings, to purchase new land, forest or an existing farming or fishing operation. They can also be used for inputs. To qualify for the particularly low interest rates, they are (a) up to 40 years of age or (b) invest in the conservation of natural resources such as investments in energy efficiency, organic farming as well as measures to improve animal welfare and consumer protection. For forestry, they are offered i.a. for first afforestation or conversion of silviculture to adjust to climate change. Approximately 34.3% of new business in special promotional loans made during the year ended December 31, 2020, were of this type;
•	Special promotional loan lines for financing in agribusiness: To further strengthen the agricultural businesses we offer loans to upstream and downstream enterprises along the entire value chain in the agricultural sector and the food industry. As such, for example, custom farming, seed production as well as milk processing and the retail of agricultural products are favored target groups. Loans at particularly low interest rates are offered for the conservation of natural resources including energy saving, water pollution control, the use of alternative power or investments in direct marketing of agricultural products. Approximately 17.7% of new business in special promotional loans made during the year ended December 31, 2020, were of this type;
•	Special promotional loan line for financings in renewable energy: Investments by agricultural or agribusiness enterprises in renewable energy are promoted by this programme. This includes wind and water power and the use of biomass for energy production such as biogas plants and combined heat and power plants. This also includes investments in wind energy by local citizens and farmers. Approximately 13.0% of new business in special promotional loans made during the year ended December 31, 2020, were of this type;
•	Special promotional loan line for financings in rural development: Under these programmes, we make available medium- and long-term loans to (1) private individuals and private organizations for the preservation and restoration of agricultural buildings. The use of loan proceeds is restricted to restoring agricultural buildings (even if they are no longer used for farming activities), construction of buildings related to the improvement of cultural or recreational pursuits in rural areas (such as youth centers) and activities related to creating or retaining jobs in rural areas. Loans are also granted (2) to rural municipalities and enterprises in rural areas for infrastructure development projects. The use of loan proceeds is restricted to improvements of local infrastructures such as the construction of waste treatment facilities, road construction, expansion of broadband infrastructure, the development of regional tourism through the construction of lodgings, parks, harbors, campgrounds, local restaurants and public baths and only for municipalities the enhancement of community services such as day care centers, fire protection, medical clinics and energy supply. Approximately 3.2% of new business in special promotional loans made during the year ended December 31, 2020, were of this type; and
•	Special promotional loans on behalf of the Federal Republic and the German Federal States: For further cooperation with the German Federal States see “— Activities on Behalf of the Federal
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Republic and German Federal States Governments”. These programmes account for approximately 31.8% of new business in special promotional loans made during the year ended December 31, 2020. It is driven by our business with promotional institutions of the German Federal States which is focused on rural development.

Although we review the applications and the eligibility of the ultimate borrower, special promotional loans are disbursed through local banks or other financial institutions that identify potentially qualified borrowers under one of our loan programmes. Participating financial intermediaries earn a fixed interest margin set by the German risk adjusted pricing model (Risikogerechtes Zinssystem; “RGZS”), currently 1.00% p.a. up to 7.40% p.a. according to the credit rating of the ultimate borrower and/or the value of collateral provided, on loans extended these loan programmes. Special promotional loans have maturities of four to more than 20 years and, in the case of loans of more than ten years, usually include an adjustable interest rate mechanism whereby we reset the interest rate after ten years. Unlike registered bonds and promissory notes, special promotional loans are secured by an assignment of the underlying loan and the right to require a transfer of the collateral in which the lending bank has a security interest.

Eligibility of Financial Institutions

Consistent with our purpose of providing financing to the agricultural sector, the food industry and rural development, we select financial institutions to which we make loans based on their lending activities in these areas. In our review process, we generally exclude institutions which are clearly not involved in these areas, such as consumer finance institutions and investment banks. Of the remaining institutions, we review their annual reports and other documents to check the consistency of their activities with our purposes. If their lending activities are consistent with our purposes, they are approved as potential borrowers, subject to credit approval. For local and regional banks, we assume that these banks are involved in the development of their local rural areas, and they are included as potential borrowers.

Under our special promotional loans, we review the applications of the end borrowers and ensure their loan eligibility based on a review of their stated purpose for using the proceeds of the loan. Once approved, the loan is issued through one of the banks to which we lend. For a further description of our special promotional loans, see “— Special Promotional Loans” above.

Securities Portfolio

In addition to our traditional loan portfolio, we are also active in providing financing through the purchase of debt securities of German and other banks in Europe, Canada and Australia as well as supranational institutions. The guidelines for our securities portfolio are similar to those we use for our loan portfolio. Just as we restrict loans to financial institutions active in the financing of the agriculture, forestry, horticulture, fishingindustry and rural development in Germany and EU countries, in the context of our securities business we purchase the debt securities of financial institutions active in the above mentioned areas. Debt securities issued by banks in Switzerland, Canada, Norway and Australia can only be purchased for treasury management purposes or investment of own funds. We also hold debt securities issued by British banks. At December 31, 2020, the securities portfolio accounted for 18.5% of total assets, as compared with 18.9% at December 31, 2019. Of our portfolio of debt securities, at December 31, 2020, 4.7% were issued by public issuers, compared to 3.8% at December 31, 2019.

The following table shows the aggregate carrying amount of our securities portfolio at December 31, 2020 and 2019.

Securities Portfolio

	At December 31,
	2020	2019
	(EUR in millions)
From public issuers	833	655
From other issuers	16,784	16,507
Total securities[1]	17,617	17,162

_________________

1       Including own debt securities

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Subsidiaries

At December 31, 2020, we hold interests in three affiliated companies: LR Beteiligungsgesellschaft mbH (“LRB”), DSV Silo- und Verwaltungsgesellschaft mbH (“DSV”) and Getreide-Import-Gesellschaft mbH, Frankfurt am Main (“GIG”).

LRB is a holding company that owns equity interests in DSV and GIG. We own 100% of LRB’s outstanding capital. At December 31, 2020, LRB had total assets of €93.2 million according to the annual financial statements prepared in accordance with German commercial law. LRB owns 100% of the outstanding capital of DSV and GIG. At December 31, 2020, DSV had total assets of €3.3 million and GIG had total assets of €2.5 million according to the respective annual financial statements prepared in accordance with German commercial law. DSV and GIG now only manage own funds to secure pension payments to former employees.

Activities on Behalf of the Federal Republic and German Federal States (Bundesländer) Governments

Our governing law requires us to allocate at least one-half of our net income, after allocations to the principal reserve and guarantee reserve, to a special purpose fund (Zweckvermögen) that was formed pursuant to the Law on Agricultural Disencumbrances of March 25, 1952 (Gesetz zur Abwicklung der landwirtschaftlichen Entschuldung). We administer this fund as trustee for the Federal Republic. We issue loans or grants from this fund as instructed by the Federal Minister for Food and Agriculture. These are granted for innovative research and development projects in the agricultural sector. Up to one-half of our remaining net income is allocated to a promotional fund (Förderungsfonds), the disbursement of which is determined by the General Meeting.

We are also enabled to act on behalf of a number of different German Federal States and the Federal Republic in administering other sponsored loan programmes. In this context, we provided interest subsidy products for a number of German Federal States. Since 1991, for example, we have operated the promotional lending activities of the Free State of Thuringia. We issued default guarantees in the context of the investment assistance programmes for the agricultural sector (Agrarinvestitionsförderungsprogramm; “AFP”) of the federal state of Hesse and the Free State of Thuringia, and are granted back-to-back guarantees by these federal states for this purpose. Furthermore, we continue to manage existing loans for the Federal Government for the financing of resettlement, building measures for old farms and the purchase of land, which were granted before the Joint Task for the Improvement of Agricultural Structures and Coastal Protection (Gemeinschaftsaufgabe “Verbesserung der Agrarstruktur und des Küstenschutzes”) came into force in 1973. Together with the federal government and the German Federal States, Rentenbank can also set up special promotional loans for agricultural enterprises to provide liquidity or support other promotional purposes that combine favourable refinancing on capital markets of Rentenbank with public funding. This was for example the case due to financial crises and low prices for agricultural products, where state subsidies were used to lower the interest rate for ultimate borrowers.

Furthermore, in April 2020, the Federal Government set up a guarantee program for liquidity assistance loans of Rentenbank to support companies in agriculture, horticulture, viticulture, forestry, fisheries and aquaculture affected by the corona pandemic. Under the Federal Government's guarantee programme, promotional loans of up to €3 million can be guaranteed up to 90% for affected small and medium sized companies and up to 80% for large companies.

Besides our special promotional loan programmes for investments in infrastructure of rural municipalities, we also promote rural development by offering global loans to the promotional banks of the German Federal States.

In addition, the Federal Government has commissioned Rentenbank with implementing two additional federal programmes. The Digitalisation and Technology for the Sustainable Forestry Management programme began on November 2, 2020. The programme aims to preserve forests and make relevant adjustments for climate change. The Promotion of Investment and Future Programme for Agriculture started on January 11, 2021. The aim is to promote more environmentally-friendly techniques for land cultivation in order to protect the climate and improve biodiversity. Both programmes combine grants from the Federal Government with loans from Rentenbank.

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Sources of Funds

Our principal sources of funds are:

•	borrowings in the interbank market from counterparties in countries of the Organization for Economic Cooperation and Development (“OECD”) and issuances of commercial paper;
•	the participation in open market transactions and standing facilities within the European System of Central Banks (“ESCB”); and
•	issuances of loans, registered bonds and notes, bearer bonds and notes, promissory notes and other types of debentures for short- to long-term funding purposes.

Rentenbank is an active participant in the interbank market. Borrowings are limited to banks domiciled in countries of the OECD. Maturities range from overnight money to 12 months deposits. Furthermore, we obtain short-term funding by issuance under our EUR 20 billion Commercial Paper Programme (“ECP Programme”). This issuing programme enables us to issue notes on a discounted, compounded or index basis with maturities from 1 day up to 364 days which are mainly placed with international institutional investors.

The participation in open market transactions and the standing facilities within the ESCB gives us access to a range of additional instruments to manage short-term liquidity. We can obtain short-term funds by participating in the main refinancing operation, the longer-term refinancing operation, fine-tuning operations or by borrowing overnight funds under the marginal lending facility. Our access to these funds is limited by the borrowing value of available collateral in our account with Deutsche Bundesbank.

We also obtain funding in the international capital markets, both through various issuing programmes and through stand-alone issuance of various types of unsecured notes and debentures. The issuing programmes include a EUR 70 billion Euro Medium Term Note Programme (the “EMTN Programme”) and an AUD 15 billion Australian Dollar Domestic Medium Term Note Programme (the “AMTN Programme”). We have a shelf registration statement in the United States for debt securities. Issuances of promissory notes and international loans complement our funding instruments.

The international capital markets continue to represent the most important source of financing for us. In the year ended December 31, 2020, we issued the equivalent of €8.1 billion of medium and long-term Euro Medium Term Notes, €0.2 billion of AUD Medium Term Notes and approximately €3.1 billion of SEC registered debt securities. We use derivative instruments to hedge our currency and interest rate exposure in connection with such issuances. On very few occasions, we have invested foreign currency proceeds in securities or other assets denominated in the same currency as the relevant debt obligation. See “— Risk Management and Derivatives” below.

With respect to the domestic and international capital markets, the following table shows our sources of funds based on the carrying amount during each of the years indicated.

	At December 31,
	2020	2019
	(EUR in millions)
International Loans / Promissory notes	1,279.6	1,291.2
Domestic bonds [1]	2,566.8	2,733.1
International bonds [2]	81,657.4	77,334.6
Total	85,503.8	81,358.9

_________________

1       Registered bonds (Namensschuldverschreibungen) issued in the domestic market

2       Bearer bonds (Inhaberschuldverschreibungen) and registered bonds issued and sold pursuant to the EMTN Programme and the AMTN Programme as well as registered bonds issued and sold under the shelf registration statement filed with the SEC

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Liabilities to Customers

Our liabilities primarily consist of debt securities, liabilities to banks and liabilities to customers. See “— Sources of Funds” above for a description of our funding activities related to debt securities and our liabilities to banks. Approximately 84.0% of our liabilities to customers consist of registered bonds, international loans and promissory notes that are purchased by insurance companies. The remaining amount of liabilities to customers consists of liabilities to individual German Federal States, as well as other local governments. These liabilities are uncertificated and arise from credit accounts with these governments.

Risk Management and Derivatives

Our risk control department has responsibility for our market price and liquidity risk management system as well for the operational and strategic risk management and is overseen directly by the Management Board. The risk control department applies for and the Management Board determines market and liquidity risk limits. Daily reports are generated by the risk control unit, which analyzes whether our money market, loan and securities portfolios are within market and liquidity risk limits prescribed by the Management Board. The market risk report analyzes the effect on our trading, liquidity and credit portfolio of a defined parallel shift of the yield curve. With respect to liquidity risk, our daily liquidity deficit is never greater than the amount of our eligible collateral with Deutsche Bundesbank. The Credit division applies for, and the Management Board approves, the counterparty credit limits for derivatives. Credit risk, including counterparty credit risk, is monitored on a bank-wide basis as part of our annual review of borrowing customers. See “— Registered bonds and promissory notes”.

We use derivatives exclusively as hedging instruments for existing or expected market price risks on the basis of micro or macro hedges. Purchases and sales of derivative instruments are made for hedging purposes in an effort to match as closely as possible the currency, duration and interest rate basis of our assets and liabilities. We minimize credit risk from fair value fluctuations by means of appropriate risk-mitigation measures set out in credit support annexes with every derivative counterparty. No derivative activities are undertaken on behalf of clients. Risks are analyzed in accordance with the KWG which requires adequate capital coverage for securities transactions, transactions in derivative products and foreign exchange transactions. See “Supervision and Regulation”.

Pursuant to the KWG we are obliged to maintain an adequate risk management which needs to ensure that the risk load capacity for credit, market-price, liquidity, operational and strategic risks are covered at all times. Based on our calculations our total capital permanently exceeds our risk profile.

Credit Analysis

We examine whether credit should be extended in response to direct inquiries either from potential borrowers themselves or from third parties such as other banks or brokers. This examination includes whether we can provide funds based on the applicable laws and regulations that govern Rentenbank.

An application for credit and creditworthiness is judged on the basis of our own credit analysis and supported by a diverse set of documents such as business reports and ratings. Approval for the extension of credit is made in compliance with our own credit approval regulations. Only after this approval are transactions allowed to go forward.

Currency Risk

As of December 31, 2020, a notional amount of €0.0 billion of liabilities to banks, €0.1 billion of liabilities to customers, €46.0 billion of securitized liabilities and €0.1 billion of subordinated liabilities were denominated in a currency other than euro. Because our loan business is denominated almost exclusively in euro, we have eliminated currency risk by swapping the cash-flows from foreign denominated non-derivative issues virtually exclusively into euro through so-called cross-currency swaps, or, in the case of commercial paper, FX-swaps.

As of December 31, 2020, a notional amount of €0.1 billion of loans and advances to banks and €4.7 billion of financial investments were denominated in a currency other than euro. Those assets were either funded in the respective currency or hedged through a foreign currency swap.

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Liquidity Management

We manage our liquidity based on a projection of all future cash flows. On a daily basis, we calculate the projected net liquidity balance for each day of the coming two years. Instruments available for managing the short-term liquidity position are interbank funds, ECP issuances, and the participation in open market transactions and standing facilities within the ESCB. In addition, for the purpose of calculating medium and long-term liquidity capital inflows and outflows past two years are aggregated on a quarterly basis.

Impact of Climate Change on Rentenbank’s Business Activities

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases”, may be contributing to warming of the earth’s atmosphere. Pursuant to certain studies, this may have serious effects on the agriculture industry worldwide, but rather positive effects for agriculture businesses located in Germany, at least compared to those located in other regions of the world. Since our ultimate borrowers’ agriculture businesses are located in Germany, we do not believe that there will be any material adverse effects on our lending operations and financial or competitive positions.

In Germany, existing and proposed environmental laws and regulations aim at supporting environmentally friendly technology and procedures. An important law in this context is the German Renewable Energy Act (Erneuerbare-Energien-Gesetz), which promotes the development of renewable energy sources, such as the production of energy from biomass and the use of solar energy, by providing for financial contributions to energy producers. Our ultimate borrowers have increasingly used our lending services in order to invest in such renewable energy sources. Environmental, Social and Governance are in the focus of the regulators and not least in the focus of the risk management of Rentenbank.

We cannot predict the ultimate effect future climate change legislation and regulation could have on our borrowers’ businesses. However, since many are investing in environmentally friendly technology and procedures, we believe that they will be positively or at least less adversely impacted by potential future environmental laws and regulations as compared to businesses using or investing in traditional energy sources.

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CAPITALIZATION

The following table shows Rentenbank’s capitalization based on the carrying amount as of December 31, 2020. Long-term debt includes all borrowings and bonds issued with remaining maturities in excess of one year.

As of December 31, 2020
(EUR in millions)(1)
Long-term debt from:
Banks	1.190
Other lenders	2.342
Total long-term borrowings	3.532
Bonds	60.815
Total long-term debt
Subordinated liabilities	103
Total subordinated liabilities	103
Fund for general banking risks	3.344
Equity:
Subscribed capital	135
Reserves(2)	1.180
Total equity	1.315
Total capitalization	69.109

___________________________

(1)	On May 18, 2021, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.2222 (EUR 0.8182 per U.S. dollar).
(2)	Includes principal reserve and net profit for the year.

As of December 31, 2020, Rentenbank’s Total Capital Ratio amounted to 31.5% and the Core Capital (or Tier I) ratio amounted to 31.0%. As in the prior year, Rentenbank met the regulatory requirements at all times in the reporting year. For a discussion of capital adequacy requirements under the KWG, see “Supervision and Regulation — Capital Adequacy Requirements”.

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MANAGEMENT

Pursuant to our governing law we have three principal governing bodies: the Management Board (Vorstand), the Supervisory Board (Verwaltungsrat) and the General Meeting (Anstaltsversammlung). The business address of each of the members of the Management Board and the Supervisory Board named below is Theodor-Heuss-Allee 80, 60486 Frankfurt am Main, Federal Republic of Germany.

Management Board

The Management Board is responsible for the day-to-day conduct of our business and the administration of our assets in accordance with the Rentenbank Law and represents us in dealings with third parties and the judiciary. According to Rentenbank’s Statutes, the Management Board is required to deliver to the Supervisory Board on a quarterly basis a written report on the business and financial condition of Rentenbank. In accordance with the general guidelines for the granting of loans which have been established by the Supervisory Board, the Management Board is required to report quarterly to the risk committee (Risikoausschuss) of the Supervisory Board regarding the development of unsecured credit and large exposures pursuant to the German banking regulations.

The Management Board is comprised of at least two members. Its members are appointed, and may be withdrawn by, the Supervisory Board by a two-thirds majority. The appointment of members of the Management Board requires the prior approval of the Supervising Authority.

The members of the Management Board are:

Dr. Horst Reinhardt (Chairman), Dipl.-Volkswirt, MBA
Dietmar Ilg (Chief Risk Officer), Dipl.-Kaufmann
Dr. Marc Kaninke (Chief Financial Officer/Chief Information Officer), Dipl.-Volkswirt, Dipl.-Kaufmann

The Supervisory Board has appointed Ms. Nikola Steinbock as a new member of the Management Board. Ms. Steinbock has been responsible for Promotional Business and Treasury as a divisional board member at Rentenbank as of August 1, 2020 and will serve as a full member of the Management Board from February, 1 2022.

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Management Board to Rentenbank and such member’s private interests or other duties.

Supervisory Board

The Supervisory Board supervises, and appoints members to and is entitled to remove members from, the Management Board. It may issue general and specific instructions to the Management Board. In particular, the Supervisory Board approves Rentenbank’s annual report, adopts corporate governance principles, establishes general guidelines for the granting of loans, and allocates reserves consistent with the Rentenbank Law. Furthermore, the Supervisory Board adopts and may amend Rentenbank’s Statutes with the approval of the Supervising Authority. In addition, the following actions require the approval of the Supervisory Board: the issuance of bearer debentures, the acquisition and sale of investments, the purchase and sale of land and buildings, approval of employment contracts involving annual compensation above a threshold determined by the nomination committee of the Supervisory Board (Nominierungsausschuss), and the issuance of pension guidelines. The Supervisory Board must meet at least semi-annually.

The Supervisory Board may delegate certain authorities to committees thereof. Rentenbank’s Statutes require the Supervisory Board to form a risk committee (Risikoausschuss) concerned with the risk tolerance and risk strategy of Rentenbank, an audit committee (Prüfungsausschuss) concerned with financial and accounting matters, a remuneration committee (Vergütungskontrollausschuss) concerned with monitoring the adequacy of the remuneration systems, a nomination committee (Nominierungsausschuss) concerned with nominaton, legal and administrative matters, and an expert committee (Fachausschuss) concerned with the allocation of retained earnings.

The Supervisory Board has 18 members, one of whom is the Federal Minister of Food and Agriculture. Eight of the members of the Supervisory Board represent agricultural and food organizations, six of whom are

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appointed by the not-for-profit German Farmers’ Association (Deutscher Bauernverband e.V.), one of whom is appointed by the not-for-profit Farmers’ Mutual Savings Institution (Deutscher Raiffeisenverband e.V.) and one of whom is appointed by the various food organizations. Further, three members are ministers of agriculture of various German Federal States, one member each represents the Federal Ministry of Food and Agriculture and the Federal Ministry of Finance. One member represents the not-for-profit trade unions. Finally, three members are elected as representatives of credit institutions or other credit experts.

The following is a list of the members of the current Supervisory Board:

Chairman:	Joachim Rukwied President of the German Farmers’ Association (DBV)
Deputy Chairwoman:	Julia Klöckner Federal Minister of Food and Agriculture
Representatives of the German Farmers’ Association (DBV):	Petra Bentkämper President of the German Rural Women’s Association
Werner Hilse Farmers’ Association of Lower Saxony
Bernhard Krüsken Secretary-General of the German Farmers’ Association (DBV)
Karsten Schmal President of the Farmers`Association of Hesse
Werner Schwarz President of the Farmers’ Association of Schleswig-Holstein
Representative of the Raiffeisen Association:	Franz-Josef Holzenkamp President of the German Raiffeisen Association
Representative of the Food Industry:	Rainer Schuler President of the Federal Association of German Agribusiness (BVA)
State Ministers of Agriculture (or their permanent official representatives:(1))
North Rhine-Westfalia:	Ursula Heinen-Esser Minister of State for the Environment, Agriculture, Conservation and Consumer Protection
Saarland:	Sebastian Thul State Secretary for the Ministry of Environment and Consumer Protection
Saxony:	Wolfram Günther Minister of State for Energy, Climate Protection, Environment and Agriculture
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Representative of the Trade Unions:	Harald Schaum Deputy Federal Chairman of the Industrial Union Construction, Agriculture, Environment (IG BAU)
Representative of the Federal Ministry of Food and Agriculture:	Dr. Hermann Onko Aeikens State Secretary (retired)
Representative of the Federal Ministry of Finance:	Dr. Marcus Pleyer Head of Directorate
Representatives of credit institutions or other credit experts:	Michael Reuther Managing Director of Keppler Mediengruppe Dr. Birgit Roos Chief Executive Officer of the Management Board of Sparkasse Krefeld

Dr. Caroline Toffel Member of the Management Board of Berliner Volksbank eG

(1)	The Bundesrat, the upper house of Germany’s parliament, has established a rotational system pursuant to which every two years a different set of German states is represented on the Issuer’s Supervisory Board.

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Supervisory Board to Rentenbank and such member’s private interests or other duties.

General Meeting

The General Meeting advises Rentenbank in matters of the promotion of agriculture and rural areas as well as on general agricultural and business policy issues. Furthermore, it decides on the appropriation of the promotional fund in accordance with our governing law. The General Meeting receives reports of the Management Board on our business activities and of the Supervisory Board on resolutions adopted by the Supervisory Board. According to our governing law, each year a General Meeting must be held.

The General Meeting consists of 28 members representing owners and lessees of land subject to our land charges. The German Federal States of Baden-Württemberg, Bavaria, Brandenburg, Hesse, Mecklenburg-Western Pomerania, Lower Saxony, North Rhine Westphalia, Rhineland-Palatinate, Saxony, Saxony-Anhalt, Schleswig-Holstein and Thuringia each appoint two members to the General Meeting, and the German Federal States of Berlin, Bremen, Hamburg and Saarland each appoint one member.

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Corporate Governance

In November, 2004 the Supervisory Board approved certain corporate governance principles for Rentenbank that regulate the conduct of its management. As a result, Rentenbank has voluntarily submitted to the relevant principles set forth in the German Corporate Governance Code. These principles include the regulation of conflicts of interest, compensation of members of the Management Board and the Supervisory Board, transparency and disclosure obligations and accounting and audit. Compliance with the German Corporate Governance Code is required by all German publicly-traded companies and recommended to all other German companies. Because Rentenbank is an institution established under public law, certain principles set forth in the German Corporate Governance Code, including principles governing the relationship with and meetings of shareholders, are not applicable to Rentenbank.

In 2007, the corporate governance principles were updated and a declaration of conformity (Entsprechenserklärung) was published for the first time on our website (www.rentenbank.de).

Rentenbank adopted the Public Corporate Governance Kodex des Bundes (“PCGC”), as of June 30, 2009, as promulgated by the German federal government, by resolution of the Supervisory Board dated July 16, 2009. The PCGC is mainly addressed to companies that are legal entities under private law. However, unless legal provisions (such as the Rentenbank Law) require otherwise, application of the Code is also recommended for companies that are legal entities under public law. Rentenbank is a public law institution directly accountable to the German federal government.

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EMPLOYEES

At December 31, 2020, we had 343 employees (interns, apprentices, employees on parental leave and members of the Management Board excluded). According to the Single Status Payment Agreement ERA (Entgelt-Rahmenabkommen) we no longer differentiate between commercial employees (kaufmännische Angestellte) and industrial employees (gewerbliche Angestellte). 170 employees, or 50% of our total staff, are covered by a collective bargaining agreement.

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SUPERVISION AND REGULATION

General

Our governing law provides explicitly for our responsibility for the promotion of agriculture and its related areas and of rural areas including the sale and storage of agricultural and food products, the environmental protection related to agriculture, the promotion of renewable energy and resources, the diffusion of organic agriculture and the promotion of agriculture related consumer protection and animal protection. In connection with the CRD IV Umsetzungsgesetz, the Rentenbank Law was amended to include a new Section 1a, pursuant to which, as of January 1, 2014, the Federal Republic of Germany guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (the “Guarantee of the Federal Republic”). See also “General — Relationship with the Federal Government — Guarantee of the Federal Republic”.

Federal influence on Rentenbank as a federal development bank is being exerted by Federal Government representation on the Supervisory Board. The Minister of Food and Agriculture is deputy chairman of, and representatives from the Federal Ministry of Food and Agriculture and the Federal Ministry of Finance are members of, the Supervisory Board.

In addition, Rentenbank is subject to the supervision of the Federal Ministry of Food and Agriculture which exercises its supervision in concert with the Federal Ministry of Finance. The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank adhere to public interest in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Supervisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to schedule a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

In accordance with our governing law, Rentenbank may issue registered bonds and notes that are secured debt covered by a pool of eligible assets in accordance with Section 13 of the Rentenbank Law. These assets include covered bonds or debentures issued in accordance with the German Pfandbrief Act (Pfandbriefgesetz), loans to domestic statutory corporations (Körperschaften) and certain public institutions (Anstalten des öffentlichen Rechts) and loans for which sufficient collateral exists. Our total capacity to issue secured debt is based on the amount of our assets available for use as collateral for these debt securities. After consultation with Rentenbank, the Supervising Authority nominates a trustee (Treuhänder) and a deputy trustee. It is the responsibility of the trustee to ensure that issuance, administration and security of such bonds comply with the legal and regulatory requirements and the terms and conditions of the bonds. The current trustee is the senior government official Mr. Ralf Wolkenhauer and the current deputy is the senior government official Dr. Carlo Prinz.

We are authorized to carry out the types of banking business which are set forth in our governing law. We are subject to the requirements of the KWG and, due to the reference in Section 1a KWG, the CRR (with exception of the provisions on disclosure by institutions (Art. 431-455 CRR) as laid down in Section 2 paragraph 9i KWG), and are supervised and regulated by BaFin and Deutsche Bundesbank.

In 2010, the central bank governors and heads of financial authorities in 27 countries presented stringent new proposals for the contents of the new international regulations for the banking system, Basel III, requiring larger and higher-quality capital bases among banks and introducing a global framework for the assessment of liquidity risks. Basel III was implemented in the European Union through the Capital Requirement Directive (“CRD IV”), which was implemented in German law by the CRD IV Umsetzungsgesetz, and the CRR which is directly applicable in each Member State of the European Union. CRD IV and CRR came into force on January 1, 2014.

From November 4, 2014, until June 26, 2019, Rentenbank was among the banks considered significant under the SSM, and was thus subject to ECB supervision.

On June 27, 2019, CRR II and CRD V became effective. The new rules provide for an exemption of Rentenbank and other German promotional banks from the scope of the CRD. As a result of this exemption,

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Rentenbank is no longer a so-called “CRR credit institution”. Consequently, Rentenbank is not part of the SSM anymore and is no longer subject to supervision by the ECB. Instead, the German banking supervisors, BaFin and Deutsche Bundesbank, have taken over supervisory responsibility. This has led to a banking supervisory system for Rentenbank based on the KWG, which incorporates most of the European banking supervisory standards (the requirements of the CRR, except for those on disclosure by institutions, remain applicable due to the reference in Section 1a KWG). The RiG (Risikoreduzierunggesetz) became effective mainly on December 28 and 29, 2020, respectively and transfers the rules of CRD V into national law (e.g. KWG). Due to an amendment of Section 2 KWG Rentenbank is no longer legally obligated to comply with the public disclosure requirement pursuant to Part 8 of CRR. We are in compliance with the German and European laws that are applicable to our business in all material respects.

KWG and CRR

The KWG contains the principal rules for German banks, including the requirements for a banking license, and regulates the business activities of German banks.

Under the KWG, every entity that is engaged in one or more of the financial activities defined therein as “banking business” (Bankgeschäfte) is subject to the licensing requirements and other provisions of the KWG, unless specifically exempted therefrom.

Furthermore, significant parts of the regulatory framework for banks in the European Union are governed by the CRR. The CRR applies directly to so-called “CRR credit institutions”. However, due to the reference in Section 1a KWG, the requirements of the CRR, except for those on disclosure by institutions, also apply to non-CRR credit institutions (e. g. Rentenbank). The CRR primarily sets forth the requirements applicable to us relating to regulatory capital, risk-based capital adequacy, monitoring and control of large exposures and liquidity on an individual and a consolidated basis. Additional regulatory and implementing technical standards are also applicable to us, and are developed by the European Supervisory Authorities (“ESAs”) and adopted by the European Commission, by means of delegated or implementing acts. These so called level 1 and 2 provisions are supported by guidelines and Q&As. Guidelines pursuant to Article 16 of the ESAs founding Regulations and Q&As pursuant to Article 29 of the ESAs founding Regulations are convergence tools intended to harmonize supervision in the EU, specifically through consistent application of European Union law, a common supervisory culture and coherent supervisory practices. European Banking Authority (“EBA”) guidelines, although not directly applicable, are, as a general rule, implemented into German law by BaFin (“comply or explain”-procedure).

Certain other requirements applicable to us, including those with respect to additional capital and organizational requirements, are set forth in the KWG and other German laws.

Under the KWG’s and the CRR’s provisions on consolidated supervision, the capital adequacy rules, the limitation of large exposures as well as the liquidity standards must be met by each group of institutions as a whole. From June 28, 2021 onwards Rentenbank will be required to meet a Leverage Ratio of 3%. The relevant provisions for consolidation are, to a large extent, set forth in the CRR. A group of institutions generally consists of a parent entity and its subsidiaries (directly and indirectly) which are consolidated to a group under the CRR.

The CRR offers the possibility to derogate from the application of certain prudential requirements on an individual basis pursuant to article 7 (3) CRR as long as certain conditions are satisfied, in order to ensure that own funds are distributed adequately among the parent undertaking and its subsidiaries (so called “Waiver”).

Capital Adequacy Requirements

The CRR requires banks to maintain an adequate level of regulatory capital in relation to their risk positions. Risk positions (commonly referred to as “risk-weighted assets”) include credit risks (including Credit Valuation Adjustments for OTC derivatives due to deterioration in creditworthiness), market risks and operational risks (including, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). The most important type of capital for compliance with the capital requirements under the CRR (see below) is “Common Equity Tier 1” capital. Common Equity Tier 1 (“CET1”) capital primarily consists of share capital, retained earnings and other reserves, subject to certain regulatory adjustments. Another component of capital is "Additional Tier 1” capital. These instruments have to comply with the requirements stated in Article 52 CRR and shall not qualify as CET1 items.

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CET1 capital and Additional Tier 1 capital together constitute Tier 1 capital. The other type of capital is “Tier 2” capital which generally consists of long-term subordinated debt instruments. Tier 1 capital and Tier 2 capital together constitute “own funds”. The phase-out period for instruments which no longer meet the requirements under CRR started in 2014 and lasts until December 31, 2021, for instruments which fulfill the requirements of the CRR, but no longer meet the requirements of CRR II, the phase-out period will last until June 28, 2025.

Under the CRR, banks are required to maintain a minimum ratio of Tier 1 capital to risk-weighted assets of 6% and a minimum ratio of CET1 capital to risk-weighted assets of 4.5%. The minimum total capital ratio of own funds to risk-weighted assets is 8%.

In addition to the aforementioned capital adequacy requirements, banks must maintain a capital conservation buffer of 2.5% of the total risk exposure consisting of CET1 capital and an institution-specific countercyclical capital buffer between 0% and 2.5% (if necessary, the competent autority can set a rate of more than 2.5%) consisting of CET1 capital. Moreover, the competent authority may require all institutions or certain types or groups of institutions to maintain a systemic risk buffer of at least 0.5%, consisting of CET1 capital for exposures located in a European Economic Area (“EEA”) state or a non-EEA state.

While the CRR does not require banks immediately to comply with a specific leverage ratio, banks are required to report it regularly to the competent authority and publish their leverage ratios for a future assessment and calibration of the leverage ratio. The CRR II sets a leverage ratio of 3% as minimum level to comply. The requirement will become effective on June 28, 2021. The relevant capital measure shall be the Tier 1 capital. The new regulation provides the opportunity for promotional banks to except certain exposure from the total exposure measure to strengthen their Leverage Ratio.

Liquidity Requirements

The CRR introduced a new liquidity coverage requirement intended to ensure that banks have an adequate stock of unencumbered high quality liquid assets that can be easily and quickly converted into cash to meet their liquidity needs for a 30 calendar day liquidity stress scenario. The required “liquidity coverage ratio” is calculated as the ratio of a bank’s liquidity buffer to its net liquidity outflows. Also, banks have to report regularly on a standardized basis to their competent authority the composition of the liquid assets in their liquidity buffer as well as detailed information on their liquidity in- and outflows. Each institution has to meet a minimum required level of liquidity of 100%.

In addition, the CRR introduces a net stable funding ratio (“NSFR”) to reduce medium- to long-term funding risks by requiring banks to fund their activities with sufficiently stable sources of funding. It does not include substantive provisions relating to the NSFR, it contains solely interim reporting requirements on stable funding. The CRR II introduces detailed provisions for calculating the NSFR. It should be expressed as a percentage and set at a minimum level of 100%, which indicates that an institution holds sufficient stable funding to meet its funding needs during a one-year period under both normal and stressed conditions. The requirements will be binding from June 28, 2021 onwards.

Limitation on Large Exposures

The CRR also contains the primary restrictions on large exposures, which limit a bank’s concentration of credit risks. The KWG and the Large Exposures Regulation (Großkredit- und Millionenkreditverordnung) continue to supplement the CRR. Under the CRR, Rentenbank’s large exposures (Großkredite) to a single borrower or a group of connected clients that equal or exceed 10% of our Tier 1 capital and permissible Tier 2 capital (“Eligible Capital”) are subject to a number of restrictions such as reporting requirements. With CRR II, only Tier 1 capital will be eligible. A main restriction is that no single large exposure may exceed 25% of Rentenbank’s Tier 1 capital. Also, we have to report our ten largest exposures on a consolidated basis to institutions and our ten largest exposures on a consolidated basis to unregulated financial entities. With CRR II, we will also have to report exposures of a value greater than or equal to EUR 300 million but less than 10 % of our Tier 1 capital on a consolidated basis.

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Audits

Under German law, Rentenbank must be audited annually by a certified public accountant (Wirtschaftsprüfer) who is appointed by our Supervisory Board with the consent of the Banking Supervision Authorities. BaFin and Deutsche Bundesbank must be informed of and may reject this appointment. Under the KWG, a bank’s public accountant is required to inform BaFin and Deutsche Bundesbank of any facts coming to his or her attention which give reason to deny or qualify the certification of Rentenbank’s annual financial statements or materially adversely affect the financial position of Rentenbank, as well as of any material breach by Rentenbank’s management of the law or Rentenbank’s articles of association.

The certified public accountant is required to prepare annually a detailed and comprehensive long-form audit report, which is submitted to our Management Board and Supervisory Board, BaFin and Deutsche Bundesbank.

Reporting Requirements and Investigations

BaFin may conduct audits of banks on a random basis, as well as for cause. In particular, BaFin may audit our compliance with requirements with respect to which it supervises us, such as those set forth in CRR or relating to business conduct in the securities markets and the regulation of anti-money laundering and terrorist financing.

To enable BaFin to monitor compliance with the KWG, CRR and other applicable legal requirements and to obtain information on the financial condition of the German banks, the banks have to file routine, periodic reports.

In particular, each bank must file, annually, audited financial statements on an unconsolidated and if applicable on a consolidated basis and, monthly, balance sheet and statistical information and compliance statements regarding the risk-based capital adequacy rules and quarterly statements regarding loans of €1.0 million or more, including syndicated loans exceeding this amount regardless of the reporting bank’s share. In addition, among others, quarterly and annual information in relation to the capital adequacy principles and risk reports must be filed with Deutsche Bundesbank which passes the information on to BaFin.

To secure compliance with applicable bank supervisory laws, BaFin may require further information and documents from a bank. BaFin may also conduct investigations, including on-site inspections, of a bank without having to give any particular reason. In addition, BaFin may attend meetings of Rentenbank’s Supervisory Board and may require such meetings to be convened.

BaFin Supervisory and Enforcement Power

In the event that BaFin discovers irregularities, it has a wide range of enforcement powers. BaFin may, for example, impose additional own funds or liquidity requirements in excess of statutory requirements, restrict or limit a bank’s business, require the cessation of activities to reduce risk, require a bank to use net profits to strengthen its own funds, remove the members of the bank’s management or supervisory board from office or prohibit them from exercising their current managerial capacities.

In particular, if a bank is in danger of defaulting on its obligations to creditors, BaFin may take emergency measures to avert default. These measures may range from the issuance of instructions to the management of such bank to the revocation of the respective bank’s license and closing of the respective bank, the prohibition of payments and disposals of assets, the suspension of customer services and the acceptance of payments other than in payment of debt owed to such bank.

BaFin may also impose administrative pecuniary penalties under the KWG and other German laws. Penalties under the KWG may generally be up to €5 million. If the economic benefit derived from the offense is higher, BaFin may impose penalties of up to 10% of the net turnover of the preceding business year or double the amount of the economic benefit derived from the violation.

Violations of the KWG may result in criminal and administrative penalties.

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Regulatory changes in the banking sector on EU level

As of November 4, 2014, significant credit institutions are supervised and regulated directly by the ECB within the framework of the SSM. As discussed, until June 26, 2019, Rentenbank was classified as a significant credit institution because of the total value of its assets. On June 27, 2019, new European Union rules revising the CRR and the CRD became effective (see above). As a consequence, Rentenbank is no longer subject to supervision by the ECB.

As of October 1, 2015, the CRR introduced new provisions on liquidity requirements, which replace the liquidity rules as set out in the KWG and the Liquidity Regulation. The essential element is a liquidity coverage requirement (“LCR") based on a short-term stress scenario. It aims to enable banks to withstand a liquidity stress scenario in the short term (i.e., over a horizon of 30 calendar days) independently of new borrowing in the capital markets and central bank support.

As of June 28, 2021, the CRR will also introduce (besides LCR) the net stable funding ration (NSFR) based on a one year scenario. The NSFR will require banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. A sustainable funding structure is intended to reduce the likelihood that disruptions to a bank’s regular sources of funding will erode its liquidity position in a way that would increase the risk of its failure and potentially lead to broader systemic stress. The NSFR limits overreliance on short-term wholesale funding, encourages better assessment of funding risk across all on- and off-balance sheet items, and promotes funding stability. The NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. This ratio should be equal to at least 100% on an on-going basis.

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FINANCIAL SECTION

FINANCIAL STATEMENTS AND AUDITORS

The financial statements of Rentenbank have been prepared in accordance with the German Commercial Code (HGB) and the more specific requirements of the Regulation on the Accounting of Credit Institutions and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute - the “Credit Institution Accounting Regulation”), as well as various additional practices, laws and regulations of the Federal Republic of Germany (collectively “German GAAP”). German GAAP emphasizes the principle of prudence (Vorsichtsprinzip) in the presentation of the financial statements to protect the interests of creditors.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Supervisory Board with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are Deloitte GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main (hereinafter referred to as “Deloitte”).

The annual audit of the financial statements is conducted in accordance with German Generally Accepted Auditing Standards and in accordance with the EU Audit Regulation No. 537/2014. In the case of an institution directly under the federal government's supervision, such as Rentenbank, the scope of the audit is extended to meet the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). Such Act requires that the audit and the resulting report be designed in such a way that enables the Supervisory Board, the Supervising Authority, and the General Accounting Office to form their own opinion and take action as and when required. One of the specific aspects to be covered by the extended audit and the audit report is the proper conduct of Rentenbank’s business by its management.

In accordance with § 340(h) of the German Commercial Code (HGB), foreign currency amounts were converted and valued on the balance sheet date. Where foreign currency was set up to hedge interest and interest currency swap transactions, they are valued as a single unit.

The financial statements were drawn up uniformly in accordance with the accounting and valuation methods authorized for Rentenbank.

The audit report of Deloitte for the year ended December 31, 2020, dated March 2, 2021, refers to a management report (Lagebericht). The examination of, and the audit report upon, this management report are required under German Generally Accepted Accounting Standards (“German GAAS”). This examination was not made in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”), U.S. attestation standards or standards issued by the Public Company Accounting Oversight Board (“PCAOB Standards”). Therefore, Deloitte does not provide any opinion on the aforementioned examination or on the financial statements included in this annual report in accordance with U.S. GAAS, U.S. attestation standards or PCAOB Standards.

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SUMMARY OF MATERIAL DIFFERENCES
BETWEEN GERMAN GAAP AND U.S. GAAP

The financial statements of Rentenbank have been prepared in accordance with German GAAP. As a result, Rentenbank’s financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

The following is a summary of material differences between German GAAP and U.S. GAAP as of the dates of Rentenbank’s financial statements included in this annual report. It should not be taken as an exhaustive list of all differences. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented in the financial statements of Rentenbank, or notes thereto.

Investment Securities

Under German GAAP, securities are classified as securities in the trading portfolio, “liquidity reserve” securities or fixed assets. Fixed assets are valued based on the “modified lower of cost or market principle” according to which the historic cost (the original purchase price) is subject to exceptional depreciation only if a permanent impairment in value is expected. Liquidity reserve securities are current assets and recorded at the lower of cost or market. Trading portfolio securities are recorded at fair value under consideration of a deduction to account for risk. All recognized changes in valuation are recorded in current income or expense, as applicable.

Under U.S. GAAP, investments in debt securities are classified into the categories trading, available for sale or held to maturity. According to Accounting Standards Codification (“ASC”) 320 “Investments – Debt and Equity Securities”, securities held to maturity are carried at amortized cost and are subject to other-than-temporary impairment tests. Trading and available-for-sale securities are recorded at fair value. Adjustments to the fair value of available-for-sale securities are included in other comprehensive income, a separate component of equity, while adjustments to the fair value of trading securities are recognized in profit or loss.

Derivative Instruments and Hedge Accounting

Under German GAAP, derivative instruments and embedded derivatives may be included in a financial institution’s trading book or investment book. Trading derivatives are treated as current assets or liabilities and recorded at fair value under consideration of a deduction to account for risk. Hedge accounting is permitted as micro-hedge, portfolio-hedge or macro-hedge. Derivative financial instruments used for hedging purposes are generally accounted for as off-balance-sheet transactions and, in the case of Rentenbank, are disclosed in the notes to the financial statements. Unrealized gains and losses of both the derivative financial instrument and hedged items are generally not recorded on the balance sheet or in the income statement. The related income and expense of a derivative financial instrument, such as interest income related to interest rate swaps, is reported on a basis consistent with the underlying hedged item pro rata temporis.

Under U.S. GAAP pursuant to ASC 815, Derivatives and Hedging, derivative instruments and embedded derivatives are recorded on the balance sheet at fair value as either assets or liabilities. Subject to certain specific qualifying conditions in ASC 815, a derivative instrument may be designated either as a hedge of changes in the fair value of a recognized asset or liability, an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment (fair value hedge), or as a hedge of the exposure to variability in cash flows of a recognized asset or liability or a probable forecast transaction (cash flow hedge). A derivative instrument qualifying as a fair value hedge is measured at fair value with changes in fair value recognized in profit or loss. The hedged item is remeasured to fair value in respect of the hedged risk. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are recorded in other comprehensive income and reclassified to profit or loss when the hedged item affects profit or loss.

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Provision for Loan Losses

German GAAP requires that, in establishing and maintaining the allowance for loan losses, entities consider all evident risks relating to their lending operations, primarily counterparty credit risk. Specific provisions account for anticipated losses reduced by the expected net realizable value of any collateral provided. Additionally, Rentenbank maintains a general reserve based on expected losses.

Under U.S. GAAP, guidance relating to the impairment of loans is included in ASC 450 “Contingencies” and ASC 310 “Receivables”. An impairment is recognized if the present value of estimated future cash flows discounted at the loan’s effective interest rate is less than the carrying amount of the loan. U.S. GAAP requires recognition of a loss when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable.

Certain Provisions and Reserves

German GAAP permits provisions for general banking risks by setting up certain “hidden” reserves. In accordance with Section 340(f) of the German Commercial Code banks can set up reserves based on the valuation of loans and advances to banks and customers as well as securities held as part of the liquidity reserve by recording these assets at a lower amount than generally required. Hidden reserves are restricted to 4% of the value of the assets. Income and expenditure relating to movements in the hidden reserves may be netted with the income or expenditure relating to lending operations and securities held as part of the liquidity reserve. In addition, in accordance with Section 340(g) of the German Commercial Code, a general provision for general risks related to the specific business model is also permitted and disclosed on the face of the balance sheet.

Under U.S. GAAP, loan loss provisions are only recorded when certain criteria are met. In accordance with ASC 450 “Contingencies” a provision is only recognized when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated.

Reacquired Own Debt Securities

Under German GAAP, own debt securities that are re-acquired with the intention of resale are recorded as assets at acquisition cost, and subsequently valued at the lower of cost or market. Gains or losses on resale of such securities are recorded in the profit and loss account.

Under U.S. GAAP, repurchased own debt securities result in a reduction of outstanding liabilities on the balance sheet, irrespective of whether the securities are intended for resale or not. The difference between the cost of re-acquisition and the carrying amount of outstanding debt is recorded in current income.

Property and Equipment

Under German GAAP, property and equipment is reported at acquisition or manufacturing cost, as applicable, and depreciated over its estimated economic useful life. In practice, depreciation is carried out on the basis of the depreciation tables issued by the tax authorities. Based on the modified lower of cost or market principle, any expected permanent impairment of property and equipment results in additional depreciation. Additional depreciation is reversed when the reason for the impairment no longer exists.

U.S. GAAP requires that property and equipment be carried at cost less scheduled depreciation in accordance with the estimated economic useful life of the asset. U.S. GAAP requires that assets be reviewed for impairment. Therefore, the carrying amount of the asset is compared with the sum of the undiscounted cash flows. If the carrying amount of the asset exceeds the sum of the undiscounted cash flows, the carrying amount of the asset is compared to the fair value and an impairment loss is recognized to the extent fair value exceeds the carrying amount of the asset. U.S. GAAP does not permit a reversal of impairment losses.

Pension Provisions

Under German GAAP, Pension provisions are measured based on generally accepted actuarial principles, using the projected unit credit (PUC) method. The provision amount determined under the PUC

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method is defined as the actuarial present value of the pension obligations which has been earned by the employees as of the relevant date due to their periods of service in the past, based on the pension benefit formula and the vesting provisions. These provisions are discounted pursuant to Section 253 paragraph 2 of the German Commercial Code and the related decree on the Discounting of Provisions (Rückstellungsabzinsungsverordnung). Since 2016, the discount rates used for pension obligations are the average market interest rates for the past ten fiscal years; until 2015 the average market interest rates for the past seven fiscal years were used.

Under U.S. GAAP, a pension asset or liability representing the excess or deficit of plan assets over benefit obligations is recognized in the balance sheet for defined benefit plans. The pension benefit obligation is generally calculated using the projected unit credit method, including assumptions for future salary increases.

Assets and Liabilities Held in Trust

Under German GAAP, assets and equal liabilities held in trust are recorded on the balance sheet. Under U.S. GAAP, these items would generally not be recorded on the balance sheet.

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MANAGEMENT REPORT

General information about Rentenbank

Promotional mandate

Rentenbank is a promotional bank operating at federal level. According to its Governing Law, Rentenbank is mandated to promote agriculture and the associated upstream and downstream industries as well as rural areas. Our business activity is geared towards this promotional mandate. The business model is primarily defined by the framework set out in Rentenbank’s Governing Law and the Bank’s statutes.

As a promotional bank for agribusiness and rural areas, we provide funds for a variety of investments. Rentenbank grants its special promotional loans to projects in Germany via local banks in a competitively neutral way (on-lending). The range of products is geared towards businesses in the agriculture, forestry, viticulture and horticulture and aquaculture/fisheries sectors. We also finance projects in the food industry and agriculture-related upstream and downstream industries, investments in renewable energy and rural infrastructure. In addition, we provide funding for other banks, savings banks and local authorities operating in rural areas through registered bonds, promissory notes and securities.

Management system

We pursue the following goals as part of our business strategy:

•	performing a self-supporting promotional activity,
•	the sustainability of which is secured through appropriate net interest income from diversified sources as part of a prudent risk policy,
•	with the possibility of adjusting the promotional activity at any time to account for changed requirements.

Segments

Rentenbank’s financing activities are based on its Governing Law. They can be categorised into three segments:

•	Promotional Business
•	Capital Investment
•	Treasury Management

Within Promotional Business, we promote investments in agribusiness and rural areas. The loans are granted in accordance with the terms and conditions applicable to our special promotional loans for supporting eligible projects in Germany. Through interest rate terms, we promote our preferred promotional targets, such as animal welfare, environmental protection or investments made by young farmers.

In addition, we fulfil our promotional mandate by acting as a funding partner to banks with business activities in agribusiness and rural areas as well as to local authorities operating in rural areas. This is effected though the provision of different forms of financing (registered bonds, promissory notes and securities). To some extent, these transactions also contribute to complying with the regulatory liquidity requirements. We manage the business volume as well as the risk structure.

Funding, which is mainly maturity-matched, is also allocated to the Promotional Business segment.

The Capital Investment segment includes the investments of own capital reported in the balance sheet and of long-term provisions. The investments are principally made in securities, promissory notes and registered bonds issued by banks and public-sector issuers.

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Short-term liquidity and short-term interest rate risks are managed within the Treasury Management segment.

Key performance indicators

Financial key performance indicators are the key accounting-related metrics used to measure the achievement of the strategic objectives within the internal management system. Non-financial key performance indicators complement this management system.

The financial key performance indicators reflect the operating activities. The financial key performance indicators include:

Operating profit before provision for loan losses/valuation. Rentenbank’s business activities are aimed at fulfilling its promotional mandate, rather than primarily at generating profits. However, in order to be able to provide a self-supporting promotional activity, the Bank has to take business principles into account. This specifically includes acting in an efficient way to ensure the Bank can carry out its promotional activities sustainably and adjust its promotional activity at any time. Due to increasing regulatory requirements, the operating profit is used to strengthen the Bank’s capital base through the retention of profits. In doing so, we use our high credit quality as a public law institution, combined with an appropriate capital market strategy, to borrow funds at favourable rates.

Cost/income ratio. As a key performance indicator for measuring cost versus income, the cost-income ratio specifies the efficient use of the Bank's resources. This performance indicator is influenced by both changes in expenses and income, and is derived from administrative expenses divided by income. To improve operational transparency, allocations to promotional contributions and dispersals of promotional grants from previous years are excluded. The cost/income ratio is monitored on an ongoing basis over a longer period of time. In addition, we regularly analyse changes in expenses.

Promotional contribution. Promotional contribution is the key performance indicator reflecting the total quantitative promotional activity within one fiscal year. It includes income used for reducing interest rates on special promotional loans. It also comprises the distributable profit and other promotional measures, such as funds we provide as grants for the Research on Agricultural Innovation Programme.

The three financial key performance indicators and their main components are determined and are compared with targets within the framework of monthly reporting. They are also included as separate figures in the multi-year plans.

Further information on the financial key performance indicators is included in the sections on Rentenbank's net assets, financial position and results of operations as well as in the report on expected developments.

The non-financial key performance indicators include corporate citizenship as well as our responsibility to our employees. They are managed primarily on a qualitative basis within the context of our business strategy.

The non-financial key performance indicators are described in more detail in the corresponding section.

Ownership structure

All material risks relating to the subsidiaries rest with, and are centrally managed by, Rentenbank. Our direct and indirect subsidiaries are:

•	LR Beteiligungsgesellschaft mbH (LRB)
•	DSV Silo- und Verwaltungsgesellschaft mbH (DSV)
•	Getreide-Import-Gesellschaft mbH (GIG)

The business activities of the subsidiaries are strictly limited. Rentenbank has prepared a comfort letter for LR Beteiligungsgesellschaft mbH.

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The Federal Republic of Germany’s Public Corporate Governance Code

The Declaration of Conformity with the German Public Corporate Governance Code by the Management Board and the Supervisory Board is publicly available on Rentenbank’s website.

Economic report

Macroeconomic and bank-specific environment

International interest rate and monetary policy

In 2020, the measures to contain the COVID-19 pandemic plunged the world into recession. This induced the US Federal Reserve (the Fed) to ease its monetary policy once again1. It reduced the federal funds rate in March in two stages by overall 1.5 basis points to a level ranging from 0.0% to 0.25%. The Fed launched additional credit programmes for the economy and expanded its bond purchases to USD 120 billion per month.

In addition, the European Central Bank (ECB) further eased its expansionary monetary policy2. In March, it launched the Pandemic Emergency Purchase Programme (PEPP) and increased its volume until December to a total of EUR 1.85 trillion. In addition, the ECB offered banks favourable long-term financing operations (LTRO). The central bank continued its net purchases as part of the Asset Purchase Programme (APP) in monthly instalments of EUR 20 billion. Moreover, the ECB left the interest rate on the deposit facility of -0.50% and the interest rate on the main refinancing operations unchanged at 0.00% during the course of the year.

Furthermore, it introduced a two-tier system for funds held at the central bank remuneration which exceed the minimum reserve requirements (excess reserves). Interest is paid at the rate for the main refinancing operation (0.0% in 2020) on the excess reserve amounts of up to six times the minimum reserve requirement.

The euro gained in value compared to the US dollar during 2020. At the end of 2020, the ECB set the reference rate for the EUR/USD exchange rate at 1.23, just 10% more than the rate at the end of 2019 of 1.123.

Movements in long-term interest rates

As a result of the global pandemic, the yield from ten-year bunds fell from -0.19% at the end of 2019 to a record low of -0.85% in March 2020. After a subsequent sharp increase, yields tailed off again during the course of the year and were at -0.57% at the end of 20204.

Trends in the economic environment for our promotional business

Our promotional loans are largely used for investments by the German agribusiness sector, in renewable energy, rural development and forestry.

During the year under review, agriculture was less impacted by the COVID-19 pandemic than other commercial sectors of the economy. Nevertheless, individual areas and enterprises were severely impacted. Companies whose channels of distribution disappeared were initially affected by closures caused by the pandemic. This included companies reliant on direct customer contact, such as viticulturists and fruit and vegetable growers. Diversified companies with dining or options for tourists (such as holidays on a farm) fell into this category as well. Furthermore, companies which are largely dependent on seasonal workers (fruit and vegetable growers and viticulturists) were particularly affected by restrictions to workers entering the country (border closures) due to the pandemic. The situation eased up due to the removal of restrictions on seasonal

1 Press releases from the Fed from March 3 and March 15, 2020.

2 ECB press releases from March 12, April 30, June 4, July 16, September 10, October 29, and December 10, 2020 on its monetary policy.

3 Börsen-Zeitung, December 31, 2020.

4 Börsen-Zeitung, December 31, 2020.

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workers and options for opening up the catering trade and tourism. However, the new lockdown from November 2020 has hit this sector hard.

Due to numerous COVID-19 infections among employees, there were closures and reduced processing capacities in abattoirs and meat processing plants. A backlog of hundreds of thousands of pigs which were ready for slaughter built up in pigsties from August 2020. In the reporting year, producer prices for pork and piglets fell. They were at a high level in the first half of 2020 and reached a historic low in the second half. The outbreak of African swine fever virus (ASFV) in Germany exerted pressure on producer prices due to the lack of export options for pork.

Overall, the economic situation in Germany for agricultural companies recovered again in the fiscal 2019/2020 (July 1, 2019 until June 30, 2020) after a downturn beset by drought. The fiscal years in agriculture (July 1 until June 30) differ from calendar years. According to the 2020/2021 situation report from German Farmers’ Association (Deutscher Bauernverband, DBV), average earnings of agricultural enterprises increased versus 2018/2019 by 13% to EUR 64,500 (EUR 57,000 in 2019)5. Due to the trends which emerged in the last six months of 2020 on the agricultural markets, earnings are likely to be lower for the 2020/2021 fiscal year. This is down to the fact that producer prices for piglets and slaughter pigs plummeted because of the pandemic.

Business development

In 2020, new business in special promotional loans achieved a high level of EUR 6.0 billion as in 2019.

New promotional business in our Agriculture promotional line was slightly down on the prior-year level by 4.7% at EUR 2.1 billion (EUR 2.2 billion in 2019). The demand for funding for machinery increased due to attractive terms and tax incentives. The demand for funding for the purchase of land declined because of increasing prices for land. The funding for stalls for animals was also down. The on-going wrangling in society about how animals are kept, ambiguous building regulations and discussions about the new regulation on fertilisers was behind this.

In March 2020, we launched our Liquidity Assistance Programme for agricultural companies working within horticulture, forestry and viticulture which are being impacted by the repercussions of the COVID-19 pandemic. From April 2020, we have also been providing guaranteed loans to safeguard liquidity on behalf of the Federal Ministry of Food and Agriculture (Bundesministerium für Ernährung und Landwirtschaft , BMEL).

In our Agribusiness promotional line, we saw a decline in demand for our promotional loans versus the previous year. At EUR 1.1 billion, we granted 7.8% less funding in this promotional line. Indeed, agribusiness remained healthy due to an increase in domestic sales. However, exports fell due to the COVID-19 pandemic and African swine fever virus6. According to the German Export Association for Food and Agriproducts e.V. (GEFA), the export of agricultural products and food was 2.3% below the prior-year level at EUR 78.4 billion7.

Investments in the production of renewable energy are very much influenced by the legal framework. The impact of the changes to the German Renewable Energy Sources Act (Erneuerbare-Energien-Gesetz, EEG) as at January 1, 2017 is still making itself felt. Since then, green electricity feed-in payments have been set by tender, which has resulted in lower feed-in tariffs and, consequently, diminished incentive to invest in renewable energy. Legal proceedings against projects and lengthy planning approval procedures also had a negative effect. After decreasing demand in 2018 and 2019, our new business in wind and photovoltaic power stations and biogas plant funding stabilised at the prior-year level in 2020.

The funding from our Rural Development promotional line is used by companies and local authorities to finance infrastructure in rural areas. In the current fiscal year, we saw high volume in this promotional line. The reason for this was a significant increase in demand for global funding agreements with the federal states’ development banks.

5 Situation report 2020/2021 from the German Farmers’ Association (Deutschen Bauernverband, DBV)

6 Press release from the Federation of German Food and Drink Industries (Bundesvereinigung der Deutschen Ernährungsindustrie, BVE) on January 20, 2021.

7 Press release from the German Export Association for Food and Agriproducts (GEFA) on January 14, 2021.

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In addition, BMEL has commissioned Rentenbank with implementing two additional federal programmes. The Digitalisation and Technology for Sustainable Forestry Management Programme began on 2 November 2020. The programme aims to preserve forests and make them more resilient to climate change. The Investment and Future Programme for Agriculture started on January 11, 2021. The aims are to promote more environmentally-friendly techniques for land cultivation, to protect the environment and climate and to improve biodiversity. Both programmes combine grants from the federal government with loans from Rentenbank.

The nominal amounts for new promotional business are as follows:

	Jan. 1 to Dec. 31, 2020 € billion	Jan. 1 to Dec. 31, 2019 € billion	Change in € billion
Special promotional loans	6.0	6.0	0.0
Registered bonds/promissory notes	3.5	3.0	0.5
Securities	1.7	1.8	-0.1
Total	11.2	10.8	0.4

* Please note that due to the consideration of new transactions with business partners in EU member states as promotional business within Treasury Management, the amounts are not identical to the data published in the 2019 Annual Report.

In the year under review, total new promotional business amounted to EUR 11.2 billion and was above the level of the previous year (EUR 10.8 billion in 2019).

We raised the necessary funds again at favourable rates. In the reporting year, we raised a nominal amount of EUR 11.4 billion (EUR 10.3 billion in 2019) in medium and long-term funding in the national and international capital markets. The following instruments were used for medium and long-term funding:

	Jan. 1 to Dec. 31, 2020 € billion	Jan. 1 to Dec. 31, 2019 € billion	Change in € billion
Euro Medium Term Notes (EMTN)	8.1	9.0	-0.9
Global bonds	3.1	0.9	2.2
AUD Medium Term Notes (MTN)	0.2	0.4	-0.2
Total	11.4	10.3	1.1

Results of operations, financial position and net assets

Results of operations

The results of operations, as presented in the following table, were better than anticipated:

	Jan. 1 to Dec. 31, 2020 € million	Jan. 1 to Dec. 31, 2019 € million	Change in € million
Net interest income1)	296.9	300.6	-3.7
Net commission income	-1.6	-1.9	0.3
Administrative expenses	75.9	72.9	3.0
Other operating results	-10.5	-14.5	4.0
Taxes on Income	0.0	1.2	-1.2
Operating result before loan losses and valuation	208.9	210.1	-1.2
Loan losses/valuation	175.4	177.6	-2.2
Net income	33.5	32.5	1.0

1) Net interest income including income from participations

Operating profit before provision for loan losses and valuation

Operating profit before provision for loan losses and valuation amounted to EUR 208.9 million. It was in the order of the previous year (EUR 210.1 million in 2019) and was therefore better than expected.

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Net interest income

Interest income, including income from participations, was EUR 2,437.1 million, (EUR 2,974.7 million in 2019). After deducting interest expenses of EUR 2,140.2 million (EUR 2,674.1 million in 2019), net interest income amounted to EUR 296.9 million (EUR 300.6 million in 2019).

Net interest income by segment:

	Jan. 1 to Dec. 31, 2020 € million	Jan. 1 to Dec. 31, 2019 € million	Change in € million
Net interest income
Promotional Business	196.5	189.8	6.7
Capital Investment	86.2	94.3	-8.1
Treasury Management	14.2	16.5	-2.3
Total net interest income	296.9	300.6	3.7

Net interest income for Promotional Business was EUR 196.5 million which was above the level of the previous year (EUR 189.8 million in 2019), substantially exceeding our expectations at the planning stage. Due to the de facto floor of 0% for the interest rate within our lending business, we could not completely pass on our own negative funding rates. In addition, we achieved significantly higher new business volumes in registered bonds and promissory notes at slightly increased average margins.

In Capital Investment, net interest income fell short of our expectations and dropped in comparison with the previous year by 8.6% to EUR 86.2 million. The reason for this was that DZ BANK did not pay a dividend. It fell in line with the ECB’s urgent recommendation to banks to withhold their dividends in light of the COVID-19 pandemic. The additional income from the higher investment volume resulting from new investments has for some time no longer been able to offset lower reinvestment rates of maturing investments made of own funds.

Net interest income from Treasury Management was EUR 14.2 million which is below the prior-year level of EUR 16.5 million. This was due to the fact that there were higher funding rates in the second quarter due to universal liquidity log jams on the money market after the outbreak of the COVID-19 pandemic. Furthermore, the segment’s average volume was also slightly down on the prior year. Nevertheless, we seized market opportunities at the end of the year and our result exceeded our expectations.

Administrative expenses

Administrative expenses increased by 4.1%, i.e. less than expected. They amounted to EUR 75.9 million overall (EUR 72.9 million in 2019).

Personnel expenses were at EUR 34.7 million, EUR 1.0 million above the prior-year level (EUR 33.7 million in 2019). The increase was largely due to recruiting an average of 15 employees (calculated in accordance with Section 267 (5) HGB) and collectively agreed pay increases as well as special COVID-19 payments. On the contrary, retirement provisions fell by EUR 1.5 million due to reduced expenditure for early retirements, as well as a lower allocation to pension provisions.

Material expenses reduced slightly by EUR 0.9 million (2.7%) to EUR 32.2 million (EUR 33.1 million in 2019). This was for the most part due to the removal of the bank levy in the amount of EUR 3.5 million, as well as the ECB supervision fees in the amount of EUR 1.2 million. Conversely, expenditure for IT increased by EUR 2.4 million. Additionally, there were initial rental expenses relating to the interim building ‘Goldenes Haus’ in the amount of EUR 1.2 million.

The depreciation, amortisation and write-downs of intangible assets and property and equipment increased in line with expectations by 45.9% to EUR 8.9 million. The increase mainly results from higher scheduled amortisation for Murex software (IT application for presenting derivatives, registered bonds and promissory note loans transactions) and SAP software (IT application for Finance).

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Other operating results

The other operating results improved inter alia because of a drop in interest effect from the valuation of pensions reserves from -EUR 14.5 million to -EUR 10.5 million.

Provision for loan losses and valuation

In connection with the provision for loan losses and valuation, a net amount of EUR 175.4 million was allocated to the contingency reserve. We mainly used operating profit for this purpose. EUR 49.9 million of this was allocated to the fund for general banking risks and therefore our regulatory own funds were further expanded.

Net income/distributable profit

In 2020, net income increased according to plan from EUR 32.5 million for 2019 to EUR 33.5 million.

A total of EUR 16.7 million was allocated from net income to the principal reserve (EUR 16.2 million in 2019).

The distributable profit, after allocating funds to the principal reserve, amounts to EUR 16.8 million which is slightly above the level of the previous year, as planned (EUR 16.3 million in 2019). One half of the distributable profit is allocated to the Federal Government's Special Purpose Fund which is administered by Rentenbank, and the other half goes to Rentenbank’s Promotional Fund.

Financial key performance indicators

In 2020, the operating profit before provision for loan losses amounted to EUR 208.9 million (EUR 210.1 million in 2019) and was only slightly below the previous year’s. Net interest income fell by 1.2% on the previous year and administrative expenses increased by 4.1%.

The aforementioned developments in income and administrative expenses also had an impact on the cost/income ratio, one of our key performance indicators. The cost/income ratio was up slightly to 28.2% (27.8% in 2019). Overall, when compared with other large German promotional banks, our cost/income ratio remains at a very low level.

Promotional contribution, a further key performance indicator, comprises the interest rate reduction granted for our special promotional loans, among other items. In the year under review, we used EUR 20.9 million from our own earnings (EUR 19.3 million in 2019) for this purpose. In addition, we provided our Research on Agricultural Innovation Programme with grants of EUR 5.0 million as in 2019. Our overall promotional contribution, including the distributable profit of EUR 16.8 million intended for distribution and additional promotional allowances increased to EUR 43.2 million in 2020 (EUR 41.3 million in 2019).

Net assets

Based on the financial statements, Rentenbank’s net assets may be shown as follows:

Changes in the main asset categories

	Dec. 31, 2020 € million	Dec. 31, 2019 € million	Change in € million
Loans and advances to banks	61,801.6	60,417.3	1,384.3
Loans and advances to customers	6,967.9	6,486.5	481.4
Bonds and other fixed-income securities	17,617.4	17,162.0	455.4

Loans and advances to banks amounted to a year-end total of EUR 61.8 billion (EUR 60.4 billion in 2019). Their share of total assets was 64.9% and declined marginally versus the previous year. They continue to constitute the most significant portion of total assets.

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Loans and advances to customers are largely made up of promissory notes issued by the German states. The balance sheet item rose by EUR 0.5 billion to EUR 7.0 billion.

The portfolio of bonds and other fixed-income securities rose by EUR 0.4 billion to EUR 17.6 billion. As in the prior year, they were held exclusively in the banking book.

Changes in the main equity and liabilities categories

	Dec. 31, 2020 € million	Dec. 31, 2019 € million	Change in € million
External funds
Liabilities to banks	2,172.0	2,256.8	-84.8
Liabilities to customers	2,670.8	2,774.8	-104.0
Securitised liabilities	81,759.3	77,499.0	4,260.3
Subordinated liabilities	302.7	302.7	0.0

Own funds (including fund for general banking risks)
Subscribed capital	135.0	135.0	0.0
Retained earnings	1,179.7	1,163.0	16.7
Distributable profit	16.8	16.3	0.5
Fund for general banking risks	3,344.4	3,294.5	49.9

External funds

Liabilities to banks and customers decreased slightly by EUR 0.1 billion to EUR 2.2 and EUR 2.7 billion, respectively.

Securitised liabilities increased by EUR 4.3 billion or 5.5% to EUR 81.8 billion. The most important funding instruments remained the Medium Term Note Programmes (MTN) at EUR 58.9 billion (EUR 62.8 billion in 2019). The portfolio of global bonds increased to EUR 12.9 billion (EUR 9.8 billion in 2019) and the portfolio of Euro Commercial Papers (ECP) increased to EUR 9.5 billion (EUR 4.4 billion in 2019).

Subordinated liabilities were at the previous year’s level of EUR 0.3 billion.

Equity

Equity including the fund for general banking risks in accordance with Section 340g HGB rose by a total of EUR 67.1 million to EUR 4,675.9 million. One half of our net income of EUR 33.5 million was allocated to retained earnings, while the other half was recognised as distributable profit. The fund for general banking risks was increased by EUR 49.9 million.

Regulatory capital ratios

The promissory notes taken into account in total capital meet the requirements of Article 63 of the Capital Requirements Regulation (CRR). Subordinated liabilities in the form of bearer securities issued with global certificates do not meet the requirements set out in point (k) of Article 63 CRR and, in accordance with the transitional provisions, are included in tier 2 capital only until December 31, 2021.

For the Group, both the total capital ratio and the Common Equity Tier 1 capital ratio of 31.5% (31.1% in 2019) and 31.0% (30.1% in 2019) were well above the minimum regulatory requirements specific to the Group.

Financial position

Capital structure

Please refer to the net assets section for structure of liabilities and equity.

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Capital expenditure

In the year under review, we progressed the modernisation of our IT systems and decided to expedite the replacement of the iSeries core banking system which we developed ourselves over the course of the next few years. The gradual modernisation of the electronic processing of loans in promotional business as well as the technical implementation of new products was driven forward. A new portal was launched for applying online for a grant as part of the federal programmes for Forestry and Agriculture which combines a grant with a loan. Our internal systems for processing this type of combination product were also expanded.

The COVID-19 pandemic made specific demands on IT as remote working was set up rapidly for our employees and effectively enhanced with modern solutions for working together. Furthermore, all workstations including the technical infrastructure were relocated to the ‘Goldenes Haus’ in October and November due to the pending renovation of our building at Hochstrasse.

Liquidity

The Federal Republic of Germany bears the institutional liability and guarantees all Rentenbank’s obligations (statutory guarantee).

As a result, we enjoy AAA ratings and can access liquidity on the market at any time. The large volumes of securities eligible for repo transactions accepted by the Bundesbank constitute an additional liquidity reserve. For additional details please see the presentation of liquidity risks in the risk report which forms part of this management report.

Summary presentation of business development and position

The Management Board is satisfied with the Bank’s performance as well as with the development of the net assets, financial position and result of operations. This also applies to the strategic parameters defined within the internal management system.

Non-financial key performance indicators

Corporate citizenship

As a federal institution under public law, we recognise our obligation to serve the common good over and above our statutory promotional mandate. We first and foremost support cultural institutions. Grants are provided on a regular basis to Oper Frankfurt, Schirn Kunsthalle, Städel Museum, the English Theatre and the Städelschule (State Academy of Fine Arts), among others. Rentenbank also supports various charity projects of churches, associations and societies with regular donations at Christmas in Frankfurt and the surrounding area. In light of the COVID-19 pandemic, we notably increased our Christmas donation significantly in the year under review. Furthermore, the Bank supports numerous institutions, societies and foundations from the cultural, science and business worlds through memberships.

Rentenbank’s additional community projects are closely linked with the promotional mandate. We support individual projects and institutions serving agriculture and rural areas from the Bank’s promotional fund which is fed into from distributable profit. This includes agribusiness-orientated research projects, practical pilot projects, educational programmes and events. Our foundation Edmund Rehwinkel Stiftung awards grants and promotes agronomic research activities and projects of practical use to agriculture. As part of our sponsoring activities, we support inter-regional events and projects with substantial reach and significance for the sector and rural areas. Rentenbank’s Gerd Sonnleitner Prize worth EUR 3,000 is awarded every year to a winner aged under 35, if they have demonstrated their commitment to the reconciliation of interests within rural areas.

Employees

At year-end 2020, we employed 343 (303 in 2019) employees (excluding apprentices, interns, employees on parental leave and members of the Management Board). Qualified and committed employees are key to our long-term success. The HR strategy required to achieve this is derived from our business strategy. It comprises safeguarding appropriate quantitative and qualitative staffing levels, the promotion of gender equality, as well as safeguarding and further development of instruments and processes within staff management, among other things.

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Our HR policy is oriented to the long term. As a federal institution under public law with a proven business model, we offer our employees a great deal of job security. The (low) rate of employee turnover is contained in the risk inventory as a risk ratio. The average length of service is around 10.6 years.

In order to ensure we have appropriate staff levels, we position ourselves as an attractive employer for current and future employees. To recruit and develop university graduates, Rentenbank benefits from its successful trainee programme. The programme consists of ‘training on the job’ in different departments at the Bank, cross-divisional seminars and tailored training sessions. In 2020, eight new trainees commenced their traineeships.

An appropriate level of qualification is ensured by providing training as the need arises. The number of training days per employee is one of the aims contained in the business strategy. In 2020, the average number of training days was 1.4 days per employee.

The gender equality plan, which is accessible to all employees, contains targeted measures for improving equality between men and women, family friendliness and reconciling working and caring for family members. Flexible and part-time working count among some of the measures we have taken as well as grants for nursery places, and the corporate benefits offered by ‘pme Familienservice’ for employees. Furthermore, the equality plan contains specific key figures regarding the proportion of women in management positions and the allocation of remuneration for men and women according to the pay group they are in. The proportion of women in management positions was at 22% in 2020. The overall ratio between male and female employees was almost level at 54% to 46% respectively. 77% of those working part-time were women.

Report on expected developments

Changes in business and market conditions

The economic development of Rentenbank primarily depends on the prevailing conditions in the credit and financial markets. These are mainly influenced by the monetary policy of the central banks, price and exchange rate movements, as well as the development of public finances.

The demand for promotional loans in the promotional lines is particularly influenced by a variety of different factors, one of which is the general economic situation which can affect demand and prices on the agricultural markets. We will expand upon these below.

Macroeconomic outlook

Global economic recovery in 2021 will essentially depend on how successfully the COVID-19 pandemic is contained through lockdown measures and vaccinations. Industrial output has already given significant indications of recovery in the last six months of 2020 which is likely to continue during the course of 2021. However, the recovery for the service sector which has been severely affected (specifically catering, tourism and events) will be rather sluggish. Government relief and a backlog of spending are also likely to stimulate private consumption in 2021 overall.

Inflation will rise again particularly in Germany in 2021 due to higher oil prices, the new carbon levy and VAT rising on January 18. The ECB also predicts higher prices in the short term but does not believe such an increase in inflation will persist. Therefore, neither a tightening nor a further easing of monetary policy is to be expected. Accordingly, we anticipate that interest rates will stay at a low level for the current year.

Economic forecast for our promotional business

Agriculture is an integral part of the global economy and is affected by many factors such as pandemics, trade conflicts, plant and animal diseases, as well as extreme weather events and climate change. These factors mean that sudden price volatilities on domestic and international agricultural markets are increasingly more likely. In the Agricultural Outlook 2020-2029, the Organisation for Economic Cooperation and Development (OECD) and the Food and Agriculture Organization of the United Nations (FAO) anticipate overall steady to slightly falling agricultural commodity prices in the ten years up to 2029. Trends differ

8 Statistisches Bundesamt, Press release 057 on February 10, 2021.

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according to commodity. For instance, the OECD and FAO expect increasing producer prices for sugar. By contrast, prices for milk are expected to remain stable whereas prices for grain, meat and oil fruits are to drop in the longer term9.

The agricultural indicator Konjunktur- und Investitionsbarometer Agrar which we support, contains estimates on the current and future economic situation for farmers in Germany and their willingness to invest in the next six months. In order to assess this, farmers are sent surveys four times a year. In December 2020, the sample comprised 1,500 farmers. According to the survey, the estimated investment volume of EUR 3.6 billion for the next six months was 4% below the prior-year level (EUR 3.8 billion for 2020). While the planned investment volumes for purchases of machinery and equipment rose slightly in comparison with the previous year, plans for investments in premises and stable technology remain behind the prior-year level10. We attribute this to expected low producer prices and increasing costs due to higher environmental and animal welfare standards.

Exports are of the utmost importance to German agribusiness over and above domestic demand. The OECD and the FAO are forecasting slowdown in growth in demand for food up to 2029. At the same time, international trade relations are becoming increasingly important for more and more countries with regard to food security. Export trends in 2021 will be shaped by how the COVID-19 pandemic pans out, ASFV and the impact of Brexit.

The pandemic and the subsequent impact will also be challenging for agribusiness in 2021. Future developments will depend on the course of the pandemic and the headway effective vaccines can make. Further uncertainty relates to the emergence of market disruptions due to extensive restrictions to public life (lockdowns and travel restrictions), disrupted supply chains because of restrictions in international trade and a persistent global recession.

Restrictions in many third countries to exports of German pork due to the outbreak of ASFV in Germany have been in place since September 2020. We do not expect an improvement to the situation over the next few months based on numerous new cases. Restrictions will only be eased once Germany has had at least 12 months with no new cases of ASFV. The BMEL is committed to limiting the ban on exports to the areas directly affected by the outbreak.

At the end of December 2020, it became clear that the United Kingdom (UK) would be leaving the EU with a trade deal. As a result, administrative expenses involved in trade will increase which will place a strain on German agribusiness exporting into the UK.

The federal government expects a stagnation in the number of people in work, but a significant increase in personal income according to its 2021 economic report. This could have a stabilising effect on the domestic economy and investment activity. The forecast is based on the assumption that it will not come to another lockdown in 202111.

The federal government would like expedite the expansion of renewable energy on the back of the amended EEG 2021. The German Wind Energy Association (Bundesverband Windenergie, BWE) and VDMA Power Systems expect an increase in installations of new wind parks in 2021. Following 1,431 MW in 2020, around 2,000 to 2,500 MW of new capacity is expected to be added in 202112.

The promotional volume agreed for the individual promotional lines essentially depends on the low interest rate environment. Within our special promotional loans for 2021, we intend to make product adjustments in order to maintain the attractiveness of our promotional products in the given interest environment. The introduction of negative interest rates for our local intermediary banks, initially planned for

9 OECD FAO Agricultural Outlook 2020-2029.

10 Konjunktur- und Investitionsbarometer Agrar, December 2020.

11 Jahreswirtschaftsbericht 2021 der Bundesregierung.

12 Bundesverband Windenergie (BWE) press release on January 26, 2021.

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2020, is a priority here. This means that our negative funding costs will then be adequately taken into account. Due to the planned adjustments, we estimate a slight increase in new business volumes.

Forecast for business development

The 2020 fiscal year has shown that the impact of the COVID-19 pandemic has overall not had any major impact on Rentenbank’s results.

We only perceived increased provision for loan losses during 2020 among some of our banking business partners. Commercial banks are likely to have increased credit defaults and a continued rise in risk provisioning expenditure from 2021. We are assuming that the credit ratings of some of our banking business partners will tend to deteriorate depending on the anticipated economic recovery. The low unsecured portion of our lending portfolio of under 10% will however limit this effect. In addition, the unsecured lending portfolio is mainly apportioned to credit institutions in domestic credit cooperatives and savings banks joint liability schemes in Germany (Haftungsverbünde) of satisfactory credit quality. Overall, banks were able to significantly increase their capital ratios in recent years and therefore show greater resilience.

We continually monitor our business partners’ financial situations. In 2020, we had no need for specific valuation allowances. Furthermore, based on the good quality of our lending portfolio, we do not anticipate any specific valuation allowances in our planning for 2021 either. Due to the deterioration in credit quality forecast, we are assuming there will be a small increase in our general valuation allowances for 2021.

Annual plans and multi-year plans with a five-year time horizon are prepared in order to project Rentenbank’s future asset, financial position and net asset situation. They cover new business, portfolio, equity, income and costs as well as adverse scenarios. In addition, the planning includes regulatory indicators relevant for management purposes as well as the development of risk-bearing capacity. The following projections relate to the 2021 planning period.

Projections - operating profit

In our current planning, we expect to have a portfolio for new promotional loans business which is on average slightly above the prior-year level. The ECB expanded its Asset Purchase Programme (APP) because of the pandemic so we anticipate slightly falling asset and liability margins for new business. As the planned new business margins are also slightly below the margins of the maturities in 2021, this will lead to a moderate decline in net interest income within our Promotional Business segment overall despite the larger portfolio.

Special promotional loans will remain the focus of our lending business. Based on new business volume of EUR 6.0 billion in 2020, we expect that the new business volume will increase somewhat in 2021, driven by various changes in our end borrowers’ investment activities. Accordingly, we expect a slightly larger portfolio of special promotional loans with an almost steady percentage share in the total assets.

The portfolio of securities as well as registered bonds and promissory notes increased in the year under review. In 2021, we anticipate a portfolio more or less at the previous year’s level.

Within the Capital Investment segment, we expect interest income in 2021 to be well below the level of 2020. The persistent low or negative interest rate environment for investment yields on our own funds as well as the high volume of maturities in 2021 are putting significant strain on our Capital Investment.

Net interest income within Treasury Management is expected to be marginally below the prior-year level in 2021, as we anticipate slightly lower margins during the course of the year compared to 2020.

As far as net interest income for the three segments is concerned, we expect a moderate decrease in 2021 overall.

Cost planning for 2021 specifically takes into account the necessary, long-term investments in the Bank’s infrastructure. Costs for IT projects will increase due to the prioritising of the replacement of legacy applications. In addition, the renting of our temporary building (Goldenes Haus) is effectively increasing our costs to within a mid-range single-digit million figure. Overall, we anticipate a tangible increase in administrative costs versus the previous year.

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Due to the development of income and expenses, we expect the operating profit before provision for loan losses and valuation for 2021 to decline significantly overall. That would still be a satisfactory level for this key performance indicator based on a long-term comparison.

In our planning, we expect to keep the promotional contribution KPI at an appropriate level. Due to the planned introduction of negative refinancing rates for local banks and the resultant adequate taking into account of our negative funding costs, we are forecasting a value well above the prior-year level for 2021.

Due to falling income combined with the simultaneous investment-driven increase in administrative expenses, the cost/income ratio is expected to increase moderately. Nevertheless, the ratio will remain at a comparatively low level for the market.

Opportunities and risks

In contrast to the planned results for 2021, additional opportunities and risks may arise for our business development due to changes in market conditions.

How the COVID-19 pandemic runs its course will be crucial to economic developments. If there is no swift end in sight to the pandemic and a subsequent economic recovery, a sustained recession could further intensify the sovereign debt crisis in the euro area. This would have a detrimental effect on our assets in terms of new business volumes and the risk situation in the lending business, and it could also have the positive effect of widening credit spreads. By contrast, in an uncertain economic environment, our own credit spreads have often proven to be relatively stable. This is due to the federal guarantee that enables us to benefit from a ‘flight to safe havens’. As a result, increasing lending/funding margins would have a positive impact on net interest income; a fall in business volume would by contrast have a dampening effect.

The prevailing low interest rate environment, primarily due to the ECB’s monetary policy, supports demand for loans in agribusiness and rural areas. However, it also encumbers earnings in the Capital Investment segment. Measures introduced by the ECB as part of ongoing expansionary monetary policy could lead to an additional negative impact on earnings due to falling asset yields and margins. A change in the low interest rate environment, e.g. in the wake of a strong rate hike, would entail both risks and opportunities for us due to the aforementioned factors. The possible specific consequences depend on the extent and the speed of interest rate changes as well as on the respective segment and the selected period in question.

We are currently working on options for facilitating passing on negative interest rates to local banks. We have already undertaken initial product adjustments (e.g. promotional grant and premium) and others are being prepared.

Administrative expenses may be subject to additional burdens resulting from additional regulatory requirements that are not yet known. This may lead to rising IT and personnel expenses. Additionally, further changes to the IT infrastructure may become necessary over and above the investments already planned. As part of the renovation of our listed building, there could be unexpected changes to plan, which could lead to higher costs.

Despite Rentenbank’s risk-conscious, new business policy, it cannot be ruled out that the credit quality of business partners will deteriorate during the course of the year which would have a detrimental effect on the risk coverage potential within the context of risk-bearing capacity analysis.

Further information on risks is presented in the risk report.

Development in the current year

At the start of the year, net interest income for our three segments was overall ahead of plan as well as slightly above the previous year’s level. Treasury Management was the only one which managed to make a contribution to our income by seizing market opportunities.

Given the new business volumes in our promotional business to date and the financial environment, the Management Board considers the planned operating earnings for the 2021 fiscal year to be currently achievable.

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This forecast contains certain forward-looking statements that are based on current expectations, estimates, forecasts and projections and information available to the Management Board. These statements include, in particular, statements about our plans, strategies and prospects. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’ and similar expressions are intended to identify such forward-looking statements. These statements are not to be understood as guarantees of future performance, but rather as being dependent on factors that involve risks and uncertainties and are based on assumptions that may prove to be incorrect. Unless required by law, we shall not be required to update forward-looking statements after their publication.

Risk report

We have implemented a risk management system (RMS) to manage risks resulting from our business activities. The RMS is based on

•	a risk strategy, consistently derived from the overall business strategy,
•	the Risk Appetite Framework and the Risk Appetite Statement,
•	ongoing review of an adequate capital and liquidity position,
•	the organisational structures and workflows of the RMS,
•	the roles of Risk Controlling, Compliance, Information Security and Internal Audit.

Rentenbank is no longer subject to CRR within the meaning of Section 1 (3) d KWG and falls under the remit of BaFin and the Bundesbank as national regulators. The provisions of the CRR therefore apply to the Bank analogously in accordance with Section 1a (1) KWG. We do not keep a trading book pursuant to Article 4 (1) (85) and (86) CRR.

Organisation of Risk management

The Management Board has the overall responsibility for the RMS.

Risk reporting is carried out in line with the regulatory Minimum Requirements for Risk Management (MaRisk). The Management Board is kept informed every month and as required on an ad-hoc basis about the risk situation.

The Supervisory Board Audit and Risk Committees as well as the responsible supervisory authority are informed about the risk situation on a quarterly basis. Furthermore, the Supervisory Board is kept informed about material risk-related events by the Management Board at its regular meetings or ad hoc in the event of a material risk.

In accordance with MaRisk, we have delegated the management of the Risk Controlling function (RCF) to the head of the Risk Controlling department. The latter is responsible for monitoring and communicating the risks and is involved in all important management decisions regarding risk policy. The Risk Controlling department carries out all RCF tasks. They include supporting the management team in all risk-policy matters, particularly with the drafting and implementation of the risk strategy and the regular monitoring of the limits within the risk-bearing capacity. In addition, the department regularly monitors the maximum limit for all credit risk and the upper limit for unsecured facilities, the risk reporting, the daily valuation of the financial instruments and risk assessment within the New Product Process (NPP). The monitoring and reporting of risks take place independently from the front office functions (Promotional Business and Treasury) according to the provisions of MaRisk.

The back office function is performed by the Credit division because it casts an independent second vote in accordance with MaRisk BTO item 2b) for credit decisions. In addition, transactions involving purchased promissory notes and registered bonds are handled here. Furthermore, the Credit division develops the credit risk strategy in conjunction with the Risk Controlling department before it is passed to the Management Board for their decision. The Credit division evaluates the collateral and administers payment

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instructions in the special promotional loans business and is also responsible for the intensive monitoring and management of non-performing loans.

Furthermore, as part of loan portfolio management, the Credit division monitors compliance with the credit risk limits. In addition, the Credit division analyses credit and country risks as well as currency transfer risks, among other issues. Business partners and types of transactions with each business partner are classified using Rentenbank’s own rating categories. In addition, the Credit division prepares proposals for credit decisions and monitors the lending portfolio on an ongoing basis.

As front office functions, the Promotional Business and Treasury divisions are responsible for new business within the Promotional Business segment. Treasury manages market and liquidity risks within the defined strategic framework. This combines the risk strategy with the risk appetite statement and the treasury sub-strategy. As processing and controlling units, the Operations Financial Markets department and the Loan Transactions department within the Credit division manage trading transactions in accordance with MaRisk. Risk Controlling is responsible for market conformity checks.

Independent risk assessment and monitoring is maintained because they are an inherent part of how Rentenbank is organised.

In the context of MaRisk compliance, Rentenbank's compliance function, a part of the ICS, acts in collaboration with the other organisational units to avoid risks that may arise from non-compliance with the relevant legislation (compliance risk). It encourages both the implementation of effective procedures to ensure compliance as well as the relevant legislation and requirements for Rentenbank as well as corresponding mechanisms for control. In addition, Compliance supports and advises the management team with regard to adhering to legal regulations and specifications. It reports directly to the Management Board.

In terms of risk to assets, the risk indicators to determine materiality comprise sanction risk, other financial risk and the reputational risk in the event of non-compliance with a standard.

The regulatory working group (Arbeitskreis regulatorische Themen, ART) is primarily responsible for tracking and evaluating regulatory and other legislative initiatives as well as for strengthening the compliance structure. It addresses the regulatory issues identified as relevant and ensures that unambiguous responsibilities are defined for implementation within the Bank and that the issues are dealt with in a timely manner.

The Information Security Department (ISO) is responsible for executing and safeguarding all matters relating to information security. The head of department carries out the role of Information Security Officer (ISO) in accordance with the Supervisory Requirements for IT in Financial Institutions (Bankaufsichtliche Anforderungen an die IT, BAIT) and MaRisk. They are required to prepare and further develop processes and methods as well as manage and monitor the Information Security Management System (ISMS), Information Risk Management (IRM) system as well as the Disaster Management system.

The Internal Audit department reviews and assesses the appropriateness of activities and processes as well as the appropriateness and effectiveness of the RMS and the Internal Control System (ICS) on a risk-oriented and process-independent basis. It reports directly to Rentenbank’s Management Board and carries out its duties in an independent and autonomous way. The Management Board may issue instructions to perform additional checks. The members of the Audit Committee as well as the chairpersons of the Administrative and Risk Committees may request information directly from the head of Internal Audit.

Business and risk strategy

The Management Board determines the Bank's sustainable business strategy based on the company mission derived from the relevant legislation. Rentenbank's business strategy is primarily defined by its promotional mandate and the measures taken to fulfil it. Rentenbank does not keep a trading book. Our business activities are not primarily geared towards generating profits, but towards fulfilling our statutory promotional mandate.

Rentenbank provides its special promotional loans for agribusiness and rural areas via local banks (on-lending) and has to comply with the applicable regulatory requirements at all times.

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Our Risk Appetite Framework comprises all strategies and guidelines, methods, processes, responsibilities, controls and systems from which we derive, communicate and monitor our risk appetite. Apart from the minimum target values, alert thresholds and limit systems, this also includes soft factors such as appropriate compliance and an active risk culture.

Our risk strategy is derived from and is consistent with our business strategy. It comprises an overarching risk strategy as well as sub-strategies that focus on each specific type of risk.

The business and risk strategy are discussed with the Supervisory Board every year.

In the risk strategy and the risk appetite statement, the Management Board defines the core framework for the Bank’s risk management.

We define risk appetite as the overall risk which we are willing to assume within the scope of the allocated risk coverage potential in order to achieve our strategic objectives. It is determined on the basis of quantitative requirements and qualitative assertions. The quantitative requirements are specified through the definition of limits and alert thresholds within the scope of the risk-bearing capacity. They are also set out in the requirements in relation to products and markets as well as in the Treasury sub-strategy.

The credit risk strategy is shaped by the promotional mandate. Funds for promotion of the agricultural sector and rural areas are primarily granted to banks registered in the Federal Republic of Germany or in other EU member states. These banks must be engaged in business activities with companies operating in the agricultural sector or in the associated upstream or downstream industries or in rural areas. Special promotional loans are limited to Germany as an investment location.

In addition, we can acquire participations and provide funding via promissory notes, registered bonds or bearer securities issued by the German states as well as local authorities. Rentenbank’s lending business is therefore limited to the funding of banks and institutions as defined in Article 4 CRR II and to the provision of capital to German local authorities. In accordance with the credit risk strategy, loans may be granted to companies only as part of the direct loan business with one of Rentenbank’s subsidiaries. No corresponding new business was transacted in 2020.

Derivatives are only used as hedging instruments and with business partners where there is a collateral agreement in place.

Our credit risk strategy requires prudent selection of business partners and products in all business activities. In accordance with our core competencies and business model, we focus on banks and public sector borrowers. We have sectoral concentration risk with regard to the banking sector which emanates from our promotional mandate. The average credit quality of the total loan portfolio, an indicator of the Bank's risk profile, is supposed to be at least A+, having taken product credit quality into account.

The market risk strategy prescribes that interest rate risks are limited by using derivatives and that foreign currency risks are generally hedged. Market risks are limited within the framework of the risk-bearing capacity.

The liquidity risk strategy aims to secure our ability to pay at any time.

The management of operational risks focuses on preventing damages and, consequently, on ensuring the quality of all Rentenbank’s operational processes. Compliance with regulatory requirements as well as the minimisation of reputational risk by means of appropriate communications management and a code of conduct are also components of the risk strategy.

All material risks are limited within the defined risk appetite as part of the risk-bearing capacity calculation.

Risk culture

Our risk culture is characterised by its understanding of dealing with risks in day-to-day business. It comprises all company standards, attitudes and behavioural patterns in relation to risk awareness, risk appetite and risk management.

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Risk inventory

Our risk inventory offers us a structured overview of all risks that have a negative impact on Rentenbank’s net assets, capital resources, results of operations or liquidity situation. This overview also comprises risk concentrations both among and between risk types.

In addition, material risks are identified using indicators based on quantitative and qualitative risk characteristics and are detected at an early stage as part of an internal review or ‘self-assessment’. Further identification of risks takes place within NPP, ICS key controls, as well as the daily control and monitoring activities.

Our risk profile encompasses the following as material types of risk: credit risks, market risks, liquidity risks, operational risks, as well as strategic risks.

We define non-financial risk (NFR) as risks within operational and strategic risks.

More and more attention is being paid to opportunities and risks resulting from changes within environmental, social and governance (ESG) risk. We incorporate this by analysing scenarios in our risk management system among other things.

Validation of risk measurement

The regulatory requirements are followed in a framework for validating methods and procedures for measuring material risks in Rentenbank’s internal capital adequacy assessment process (ICAAP) and the internal liquidity adequacy assessment process (ILAAP).

Validation of the methods and processes takes place at least once a year with separate teams ensuring independence between method development and validation. The aim of the validation is to critically review the quality of methods used and models used for risk measurement, their parameters and assumptions employing quantitative and qualitative analyses. The assessment is based on predefined methods. The validation results are reported to the Management Board. Any changes to the methods and parameters following from the validation results must be approved by the Management Board.

The COVID-19 pandemic

The supervisory authorities passed comprehensive and regulatory measures in response to the COVID-19 pandemic in order to safeguard the operability of the banking sector during the crisis. They comprise various reliefs for the capital and liquidity markets. We are not currently availing ourselves of them and have not introduced any changes to our risk strategy in light of the pandemic.

After the outbreak of the pandemic in the spring of 2020, we adjusted our risk reporting to our relevant stakeholders to a more frequent reporting cycle. In addition to current information on the course of the pandemic and relevant economic information, the reporting comprises a dashboard with the material key risk figures.

Furthermore, various pandemic scenarios were developed with different degrees of severity and their impact on our risk situation was simulated. The results are featured in the stress testing and the capital plan.

Risk-bearing capacity

The risk-bearing capacity of Rentenbank (as a group) is the core element of our internal capital adequacy assessment process (ICAAP) and constitutes the basis for operational implementation of our risk strategy. The aim of the risk-bearing capacity concept is the continuation of the Bank’s ability to meet its statutory mandate by complying with regulatory requirements, to safeguard the Bank’s capital in the long term and to protect creditors from losses from an economic perspective. The objectives are reflected in the two perspectives of our risk-bearing capacity concept, which comprises a normative approach and an economic approach. The risk management processes are geared towards meeting these objectives and requirements equally. Regular stress tests supplement the monitoring of the limits within the risk-bearing capacity. The potential impact of the COVID-19 pandemic is taken into account in the basis and adverse scenarios of the capital plan as well as in the stress tests and are regularly discussed by the Management Board and by the Risk Committee.

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Risk-bearing capacity – normative approach

The risk management objective of the normative approach is to meet all regulatory minimum capital requirements and regulations. Here a check is made as to whether capital resources have complied with all regulatory requirements at the reporting date and in the multi-year (5-year) capital plan and therefore can ensure the Bank can continue as a going concern in the basis scenario and adverse scenarios. The Bank’s capital resources should allow for the business strategy to be pursued in an enduring way, even in these scenarios.

The following table shows regulatory own funds within the normative approach at the balance sheet date versus 2019.

	Dec. 31, 2020 € million	Dec. 31, 2019 € million
Subscribed capital	135.0	163.6
Retained earnings	1,178.8	1,131.3
Fund for general banking risks	3,168.4	3,115.0
Intangible assets	-20.9	- 22.6
Tier 2 capital	73.5	138.9
Regulatory own funds	4,534.8	4,526.2

The changes from the previous year result from a methodical adjustment of consolidation (offsetting between subscribed capital and retained earnings), appropriation of profit and the phasing out of tier 2 capital instruments.

The risk exposures or risk-weighted assets (RWAs) are presented in the following table:

	Risk value Dec. 31, 2020 € million	Risk value Dec. 31, 2019 € million
Credit risk	13,180.8	13,298.2
CVA Charge	671.9	710.4
Operational risk	555.3	570.9
Overall RWAs	14,408.0	14,579.5

The RWAs which are slightly below the previous year’s value and the appropriation of profit resulted in marginally improved capital ratios. In addition, the planned values for the following three years for the base scenario in the capital plan are detailed for information purposes here:

	Balance sheet date	Base scenario
	Dec 31, 2020	2021	2022	2023
Total capital ratio in %	31.5	29.1	28.9	29.0
Tier 1 capital ratio in %	31.0	28.9	28.9	29.0
Common Equity Tier 1 capital ratio in %	31.0	28.9	28.9	29.0
Leverage ratio	4.9	5.0	5.0	5.0

The smaller capital ratios in the basis scenario reflect expected negative effects of the COVID-19 pandemic for 2021 to 2023. The regulatory requirements have been met to the reporting date and in the basis scenario of the capital plan for all periods observed. The regulatory provisions were also always adhered to in the various adverse scenarios of the capital plan. These simulate negative developments across the market (economic downturn and low interest rates) and effects specific to the Bank (such as rising costs).

Risk-bearing capacity – economic approach

The objective of the economic approach is to safeguard the Bank for the long term and to protect creditors from losses from an economic perspective. In order to achieve this, the economic risk coverage potential is compared with overall risk exposure and assessed for both at the reporting date and in the capital plan base scenario.

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Risk coverage potential takes into account hidden reserves and liabilities from securities and promissory notes issued by the German states, including related hedging transactions, as well as the HGB 340f reserves. Net income (accrued during the course of the year) from the income statement is taken into account; profits budgeted for, but not yet generated, are not included.

The risk coverage potential under the economic approach is illustrated below on the reporting date compared to 2019:

	Dec. 31, 2020 € million	Dec. 31, 2019 € million
Subscribed capital	135.0	163.6
Reserves	1,195.0	1,150.2
Fund for general banking risks	3,218.3	3,168.4
Hidden liabilities/reserves	988,9	872.1
Risk coverage potential	5,537.2	5,354.3

The planned appropriation of profits achieved for 2020 is factored into the risk coverage potential. The economic risk coverage potential increased year on year by allocations to retained earnings and higher reserves. Under the economic approach, risks from all exposures are analysed irrespective of their accounting. The risks are calculated based on a confidence level of 99.9% and a timeframe of one year. The risk exposures for the individual risk types are aggregated without considering the effects of diversification and are distributed as follows:

	Risk value Dec. 31, 2020 € million	Risk value Dec. 31, 2019 € million
Credit Risk	422.9	330.7
Market risk	1,243.8	1,212.1
of which risk from interest rate changes	427.5	469.6
of which CVS risk from derivatives	83.3	77.0
of which spread and other risks	718.0	650.5
of which risk buffer	15.0	15.0
Operational risk	88.8	88.9
Strategic risk	82.0	74.0
Total risk	1,837.5	1,705.7

The risk-bearing capacity under the economic approach was maintained at a comfortable level in 2020. All limits were maintained. Utilisation of the risk coverage potential is slightly higher at 33.18% versus the previous year (31.85%) at the balance sheet date. The increase in risk exposures for credit risk essentially varies in line with the risk parameters.

Risk-bearing capacity - stress tests

The objective of the stress tests is to analyse whether Rentenbank’s risk-bearing capacity is guaranteed even in exceptional but plausible scenarios across various risk scenarios. For instance, we simulate a hypothetical scenario (an even more severe economic collapse including a bank-specific increase in costs versus the COVID-19 basis scenario) as well as a historical scenario (financial market crisis and subsequent sovereign debt crisis). In such scenarios as these, both market-wide and bank-specific aspects are examined. The main risk parameters, on which the stress scenarios are based, are a deterioration of credit quality and change in interest rates and credit spreads. These stress tests are used to analyse the effects of the stress scenarios under the normative and economic approaches. Under the normative approach, the effects of the scenarios on the income statement and equity and, notably, the effect on risk-weighted assets are simulated over a time period of three years. The predominant risk we monitor under the normative approach is credit risk, whereas under the economic approach, credit risk and most of all market price risk are particularly relevant.

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The risk-bearing capacity was guaranteed in both approaches even under stress scenarios without using regulatory reliefs with regard to the capital and liquidity requirements which reinforces our comfortable capital situation.

In addition to these stress scenarios, an inverse stress test examines which events would lead to a situation whereby the risk-bearing capacity could no longer being maintained.

In 2020, we introduced an ESG scenario for the first time centering around environmental risks. Here, the potential impact of climate change on Rentenbank’s capital and risk situation were examined. For instance, if we had an extreme weather event during the course of a given year, both periods of persistent drought or heavy rainfall would cause extensive damage in many regions. In this scenario, counterparty credit risk would increase indirectly. Nevertheless, in this scenario the risk-bearing capacity would be comfortably maintained.

Credit risks

Definition

Credit risk is the risk that a contractual partner does not meet or only partially meets their payment obligations. It is also the risk of losses due to a rating downgrade. Distinctions are made between credit risk, migration risk and country risk subtypes.

Our lending business is by and large limited to the funding of banks or financial institutions as defined in Article 4 CRR as well as to other interbank transactions. The credit risk associated with the end borrower with regard to special promotional loans is borne by their local bank. In addition, we fund German federal states and local authorities.

Quantification and management

The calculation of credit risk is based on the core risk parameters’ probability of default, loss given default, exposure at default and the correlations between business partners. The latter serve to simulate simultaneous defaults by business partners within our loans portfolio model.

Our business partners’ credit ratings determine their probability of default. We gauge credit quality by carrying out an internal risk classification process. This involves allocating one of twenty credit rating categories to individual business partners or types of transactions.

The ten best rating categories AAA to BBB- are assigned to business partners who are subject to low credit risk (investment grade). The seven other rating categories (BB+ to C) denote latent or increased latent risks and the final three rating categories (DDD to D) are reserved for non-performing loans or business partners in default.

Our business partners’ credit ratings are reviewed at least once a year based on the assessment of their annual financial statements and an analysis of their financial position. The analysis takes into account key performance indicators, qualitative characteristics, the owner‘s background and other supporting factors, such as protection schemes or state guarantees. In addition, country risks pertaining to our business partners’ country of incorporation are reflected in the determination of credit quality. In the case of certain products, such as mortgage bonds (Pfandbriefe), the associated collateral or cover assets are regarded as an additional criterion for determining the product rating over and above the respective national statutory provisions. If new information becomes available concerning a deterioration in the financial position or in the economic prospects of a business partner, the Credit division reviews the credit rating and, if necessary, adjusts the rating.

The loss given default quantifies the proportion of the exposure that is not recoverable after the default of a business partner and the liquidation of collateral provided. We use loss given defaults that are specific for products and types of transactions to quantify credit risk; these are determined based on an analytical and expert-based procedure. In this regard, the liquidation chain related to the special promotional loans (which are granted within the scope of the ‘on-lending procedure’) are specifically taken into account in measurement and parameterisation of the loss ratio for special promotional loans. Specific processes were further developed to estimate loss ratios. This resulted in slightly higher risk values. In addition, we use external data sources for individual transaction types.

The exposure at default corresponds to the balance at the reporting date plus off-balance-sheet transactions with individual debtors. This is the residual value of the exposure. In the case of derivatives, the

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exposure value is based on the mark-to-market method plus a premium for market value fluctuations, taking into account contractual netting and cash collateral.

The calculation of the economic capital for credit value at risk (CVaR) is effected with a credit portfolio model, by factoring in correlations between business partners and, additionally, migration risks.

The method described enables us to assess, monitor and control risks in accordance with MaRisk. Negative developments as well as portfolio concentrations can therefore be identified at an early stage and countermeasures initiated.

Limitation and reporting

A maximum limit for all credit risk limits as well as an upper limit for unsecured lines are determined by the Management Board and therefore limit the risk of credit risks. Concentration risks are managed and limited within the Bank at various levels by means of target-oriented concepts. Country credit limits exist in order to limit risks and currency transfer limits can be set up.

A limit system manages the level and structure of all credit risks. Limits are specified for all borrowers, issuers and counterparties and, if applicable, subdivided by product and maturity. Rentenbank's risk rating system forms the basis for decisions on granting limits. Furthermore, a certain minimum credit quality is required for certain types of business or limits.

The limitation of credit risks within the context of risk-bearing capacity is effected using CVaR calculated based on the credit portfolio model.

In addition, risk and recovery indicators provide an indication of potential risk increases or of risk migration within the portfolio at an early stage. Warning thresholds ensure that higher limit utilisations are identified early on and that appropriate measures can be taken.

Additional limits are monitored daily. The Management Board is notified immediately if limits are exceeded.

Credit risks are managed, monitored and reported for individual transactions at borrower level as well as at the level of the group of associated clients, at country level and the level of the total loans portfolio.

Portfolio Overview

We have received collateral for over 60% of our risk exposures in the form of assignments of the receivables funded for end borrowers and government guarantees. The remaining risk exposures mostly include collateralised products such as German mortgage bonds (Pfandbriefe) or covered bonds. Unsecured risk exposures mainly relate to loans and advances to credit institutions which are members of joint liability schemes in Germany (Haftungsverbünde).

The total loan portfolio of EUR 88.1 billion (EUR 85.3 billion in 2019) comprises the nominal amounts of the risk exposures in euros. These include special promotional loans including the assignment of the end borrowers’ receivables, special promotional loans guaranteed by the Federal Republic of Germany, purchased registered bonds, promissory notes and securities, money market and derivatives transactions, participations as well as any lines of credit agreed with external bodies. However, they do not include loans granted from the federal Special Purpose Fund. Participations include the risk exposures associated with Rentenbank’s direct participations.

Entering into financial instruments in the derivatives business is permitted only as a hedging instrument on the basis of a netting and collateral agreement.

The aggregation in the following three tables is based on the country of incorporation and on the level of the legally independent business partner, without taking group relationships into account. The allocation to credit quality categories is effected using the product rating. The figures presented are based on the nominal amount.

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The portfolio is over 90% collateralised or guaranteed by state (government and federal state) liability mechanisms and allocated as follows:

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Our portfolio does not contain any securities or promissory notes issued by banks from the ‘peripheral’ countries of the eurozone.

In addition, there are repayment claims from cash collateral provided to Spanish and Irish counterparties for derivatives transactions in the amount of EUR 3.4 million due to reporting date differences.

Provision for loan losses

Specific valuation allowance

Rentenbank assesses on a monthly basis whether there is any objective evidence that not all interest and principal payments may be made in accordance with the contractual terms. For accounting purposes, the Bank uses the following criteria to determine whether the recognition of a specific valuation allowance for a receivable is required:

•	internal credit rating as non-investment grade,
•	non-performing, deferred or restructured exposures,
•	material deterioration in the business partner's credit quality,
•	material deterioration in the credit quality of the business partner's country of incorporation.

An assessment of the recoverability of both significant individual exposures and securities and exposures of amounts of minor significance is carried out on an individual basis. If there is objective evidence of impairment, the allowance is determined as the difference between the carrying amount and the present value of the expected cash flows.

As in the previous year, we have not recognised any specific valuation allowances as at the balance sheet date.

General valuation allowance

General valuation allowances are made for latent credit risks, the amount of which is calculated using the probability of default and the loss ratio as a basis.

General valuation allowances amount to EUR 3.0 million for exposures, securities and irrevocable loan commitments (EUR 2.5 million in 2019). The increase versus the previous year is essentially due to developments relating to our estimate of the loss ratios.

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Market risks

Definition

Market risk is the potential loss resulting from changes in market variables. It comprises interest rate risks, CVA risks from derivatives as well as spread and other market risks. The latter include currency and volatility risks.

Interest rate risk is the risk from unexpected changes in the economic value or the present value of interest-sensitive positions as well as in net interest income due to changes in interest rates. The interest rate risk in terms of the present value is subsumed under the regulatory term Economic Value of Equity (EVE), while the interest rate risk in terms of net interest income is subsumed under the term Net Interest Income (NII). We have allocated all transactions to the investment book and calculate interest rate risk from the EVE and NII perspective under the term Interest Rate Risk in the Banking Book (IRRBB).

The CVA risk is the risk of a potential decline in the market value of derivative financial instruments due to a deterioration in counterparty credit quality.

Spread risks cover credit spread risks, cross-currency basis swap risks and basis swap risks.

Currency risk is the risk of a present value loss on foreign currency positions based on adverse changes in exchange rates. Open currency positions only result from very low balances on nostro accounts. In the case of the closed foreign currency positions, the market values of underlyings and hedging transactions are essentially distinct from credit spreads due to different valuation parameters. This leads to temporary market value differences caused by exchange rates.

Volatility risk is the risk that the value of an option is changed due to changes to the implicit volatility. Options also include embedded options.

Further market risks, such as share price and commodity transaction risks, are not relevant on account of our business model.

Quantification and management

Interest rate risks

Interest rate risks from a present value or economic perspective are measured daily based on a parallel shift in the interest rate for the Treasury Management and Promotional Business segments and on a monthly basis at the level of the entire Bank. Equity is not included as a liability item in line with the regulatory accounting method used.

The income-related measurement of interest rates is effected as part of the stress scenarios under the normative approach over a time period of three years based on the fixed interest curve in the interest scenarios under analysis.

Risks from negative interest rates are taken into account in present value and income terms, especially the risks from variable-yield transactions with 0% floors.

The risk-bearing capacity calculations are supplemented by the analysis of stress scenarios.

Interest rate risk in the banking book under the economic approach primarily relates to long-term investment of equity in the Capital Investment segment. Therefore, only increasing interest rate scenarios are risk-relevant from a present value perspective (EVE). From an income-related perspective (NII), however, falling interest rates are risk-relevant as the effects of interest on new business over time are the main factor here.

We also calculate interest rate risk in the banking book in accordance with BaFin circular 06/2019. This involves examining whether the negative change of the present value exceeds 20% of total regulatory own funds in the event of a parallel change in interest rates of +/- 200 basis points. In addition, as early warning

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indicators, changes from present value resulting from six specified interest rate scenarios are calculated in relation to Tier 1 capital. The threshold for the early warning indicators is 15%. The interest rate co-efficient and Rentenbank’s early warning indicators are below the threshold values at the reporting date.

Generating material income by entering into interest rate risks is not one of our strategic aims.

We very much limit our exposure to interest rates through the use of derivatives. Derivatives are entered into on the basis of micro or macro relationships, the latter being used for special promotional loans.

CVA risk

The CVA risk is the risk of a potential decline in the market value of derivative financial instruments due to a deterioration in counterparty credit quality. In addition to business partners’ probability of default and the loss given default rate, the calculation includes potential future exposure at the level of netting pools.

Spread and other risks

We quantify spread risks using a VaR model based on a historical simulation. The present value sensitivities regarding the spreads of the transactions included are taken into account in the VaR calculation. The maximum loss for the defined confidence level is calculated on the basis of historical market data that goes back up to ten years. Credit spread risks are calculated for securities and highly liquid promissory notes.

Currency and volatility risks are measured by scenario-based changes in exchange rates and volatilities.

Risk buffer

Model inaccuracies and simplifications are also given appropriate consideration by means of a risk buffer.

Limitation and reporting

The market risk limit is allocated to interest rate risk, the CVA risk, spread and other risks as well as to the risk buffers. Compliance with the limits for interest rate risks within the Treasury Management and Promotional Business segments is monitored daily and reported. Reporting of the remaining market risks is on a monthly basis.

Liquidity risks

Definition

The liquidity risk mainly comprises the liquidity risk in the narrower sense and the risk involved in the costs of funding.

As such, we define liquidity risk as the risk of being completely or partly unable to meet current or future payment obligations without restriction. This includes the intraday liquidity risk, the market liquidity risk as well as the funding risk.

The risk involved in the costs of funding denotes the risk that future funding can only be acquired at unexpectedly poor costs.

Quantification and management

The aims of the liquidity risk strategy are to secure constant solvency even under stress conditions, optimise the funding structure and coordinate our own issuances on the money and capital markets. We manage the liquidity risk centrally.

Rentenbank's funding gaps are limited by an amount defined by the Management Board on the basis of the funding opportunities available to Rentenbank both from a normative as well as an economic perspective. The liquidity position and the capacity used is monitored on a daily basis.

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Instruments available for managing the short-term liquidity position include interbank funds, ECP issuances and open-market transactions with the Bundesbank. Furthermore, securities can be bought to manage liquidity and funds can be borrowed with terms of up to two years via the Euro Medium Term Note (EMTN) programme or by issuing promissory notes, global bonds and domestic capital market instruments. Incoming or outgoing payments in foreign currencies from hedged items are matched by payments from hedging derivatives.

Under the risk-bearing capacity concept, liquidity risks are not covered by the risk coverage potential but by counterbalancing capacity or liquid assets. Our triple-A ratings and the statutory guarantee of the Federal Republic of Germany allow us to raise liquidity on the market at any time. In addition, any collateral held at the Bundesbank may be pledged to raise liquidity.

Bonds issued by us are categorised in the EU as liquid assets in line with the Liquidity Coverage Ratio (LCR) guidelines. Our bonds also qualify as highly liquid assets in other jurisdictions, such as the United States and Canada.

Liquidity stress scenarios

Stress scenarios are intended to examine the effects of unexpected events on Rentenbank’s liquidity position and market liquidity risk. The liquidity stress scenarios developed for this purpose are an integral part of the internal control model. They are calculated and monitored on a monthly basis. The scenario analyses comprise a market-wide scenario with a price decline for securities (market liquidity) and calls of cash collateral as well as an idiosyncratic scenario with a simultaneous drawdown of all irrevocable credit commitments and defaults by major borrowers. A scenario mix is used to simulate the cumulative occurrence of liquidity stress scenarios. Liquidity stress tests are also performed on an ad hoc basis if risk-related events occur.

Liquidity ratios pursuant to CRR

The regulatory liquidity ratios LCR and NSFR (net stable funding ratio) are used to limit short-term as well as medium to long-term liquidity risks. The objective is to enable banks to remain liquid even during periods of stress by holding a liquidity buffer and maintaining stable funding. The LCR (i.e. the ratio of high-quality liquid assets (HQLAs) to total net cash outflows under stress scenarios) must amount to at least 1.0. The minimum requirement for the NSFR (i.e. ratio of the amount of available stable funding relative to the amount of stable funding required) will be 1.0 from June 2021.

Limitation and reporting

The liquidity requirement calculated up to 30 days under stress assumptions has to be less than the portfolio of liquid assets pursuant to the Liquidity Coverage Ratio (LCR) or the freely available funding potential.

The imputed liquidity requirement for 30 days to two years is limited by the freely available funding potential.

In addition, for the purpose of calculating medium and long-term liquidity, capital inflows and outflows over two years are aggregated into quarterly segments and carried forward. The cumulative net cash outflows may not exceed a limit set by the Management Board.

The scenario mix is defined as a scenario relevant for control purposes and limits the survival period by means of a traffic-light tool.

The short-term and medium to long-term liquidity limits are monitored daily. In the reporting year as in the previous year, liquidity was secured even within stress assumptions at every point in time analysed. All liquidity limits and regulatory liquidity key figures were comfortably adhered to. On average, the LCR amounted to 5.69 (5.29 in 2019) and the NSFR to 1.28 (1.32 in 2019).

Reporting on short-term and medium and long-term liquidity, the results of the scenario analyses, the liquidity ratios LCR and NSFR and calculation of the liquidity buffer pursuant to MaRisk is carried out on a monthly basis.

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Operational risks

Definition

Operational risks arise from failed or inadequate systems and processes, human error or external events. Operational risks also include legal risks, risks from money laundering, compliance risk, terrorist financing or other criminal acts, behavioural risks, risks from outsourcing, operating risks and event or environmental risks. We do not include entrepreneurial risks, such as business risks, regulatory risks, reputational risks or pension risks here.

Quantification and management

Under the risk-bearing capacity concept, operational risks are quantified for the economic approach at double the figure in the regulatory basic indicator approach.

All loss events and near misses are recorded in a loss event database by operational risk officers on a decentralised basis. Risk Controlling analyses and aggregates loss events and is responsible for developing the methodology used.

Rentenbank also carries out ‘self-assessments’ in the form of workshops. Material operational risk scenarios are analysed and assessed here with regard to individual business processes from a risk-based perspective. This also involves specifying subsequent measures (e.g. as regards fraud prevention).

All operational risks are aggregated and analysed on a centralised basis by Risk Controlling. It is responsible for the use of instruments and the methodological development of risk identification, assessment, management and communication. Operational risks are managed by the relevant organisational units.

Legal risks are managed and monitored by the Legal and Human Resources division. It informs the Management Board about current or potential legal disputes both on an ad hoc basis as well as in the form of semi-annual reports. Legal risks from business transactions are reduced by the Bank by largely using standardised contracts. The Legal department is involved at an early stage in decision-making and significant projects are to be agreed with the Legal & Human Resources division. Legal disputes are recorded immediately in the loss event database. They are monitored using a defined risk indicator for the purpose of early risk identification.

In addition to the Compliance function, we have set up a central unit for the prevention of money laundering, terrorist financing and other criminal acts. Such risks, which could jeopardise the Bank’s assets, are identified on the basis of a risk analysis in accordance with Section 25h KWG. Organisational measures are then derived from the risk analysis to maximise risk prevention. For this purpose, we also analyse whether general and bank-specific requirements for an effective organisation are being complied with.

Risks associated with outsourcing are captured as operational risks. We have introduced a centralised outsourcing management system. The monitoring is carried out on a decentralised basis. This central outsourcing management comprises risk management and risk monitoring. A distinction is made between significant and insignificant outsourcing based on a standardised risk analysis. Significant outsourcing is subject to special requirements, in particular with respect to the contracts, the intervals of the risk analyses and reporting.

Operating risks as well as event-related or environmental risks are identified throughout the Bank. They are managed and monitored based on how material they are.

We have put in place an information security management system (ISMS) to protect data, systems, networks and its site. Our Information Security Officer (ISO) monitors compliance with the requirements defined by the ISMS as regards confidentiality, availability and integrity of information. Employees are regularly trained in information security and sensitised to risks via various channels. Information security risks are integrated into the operational risk management and are presented in a transparent way. This includes risks arising from threats relating to cyber risks. Service providers are tasked with carrying out regular penetration tests.

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The Bank’s Crisis Management has set up preventative and reactive measures in the event of emergencies or crises for time-critical business processes. The emergency manual and business continuity plans establish how to deal with disruptions to business. The Bank checks and monitors the effectiveness of these plans using test or training plans.

To safeguard day-to-day operations during the COVID-19 pandemic, the established emergency and crises mechanisms were used and comprehensive measures were swiftly implemented. This means that operational risk which had increased significantly because of the pandemic was reduced. Part of the costs associated with these measures was recorded as operational risk in line with expectation of regulatory authorities.

Limitation and reporting

The limits for operational risks are set at the amount of the risk exposure. In 2020, there were no loss events for which the potential loss could have exceeded EUR 100 thousand other than the aforementioned operational risk costs for the COVID-19 pandemic. Reporting is carried out as part of the risk report.

Strategic risks

Definition

The strategic risk describes the risk of a detrimental development within our operations which prevents the objectives defined in the business strategy from being achieved. Regulatory, reputational and pension risks are defined within strategic risks and are distinct from business risks.

Regulatory risk is the risk that a change to the regulatory environment could adversely affect the Bank’s business activities or operating profit or that regulatory requirements are only being met at an insufficient level. Reputational risks arise from any damage to our reputation which has a negative effect on our business operations. Transactions which would cause reputational risk for us are not entered into. In addition to that, no business is transacted with undertakings that conduct banking or credit brokering outside a regulated framework (shadow banking) as defined in Regulation (EU) No 575/2013. The calculation of pension provisions is based on various assumptions (e.g. interest rate development and mortality tables). The pension risk consists of changing assumptions causing a requirement to increase the pension provisions which are recognised as an expense.

Quantification and management

Strategic risks are quantified using a scenario as part of medium-term planning (capital plan). To this end, these risks are assumed to have monetary effects (e.g. increased funding costs or unexpected operating and HR expenses) on the implementation of regulatory requirements. Pension risks are calculated on the basis of sensitivities and assumed parameter changes from an external actuarial opinion.

The risk exposures in the calculation of the risk-bearing capacity are derived from a scenario in the capital plan.

Losses incurred are monitored in the loss event database as well as in the monthly report from the Finance division.

Regulatory risks are managed by actively monitoring of regulatory projects as well as other legislative initiatives affecting Rentenbank and by identifying any implications for the Bank. The regulatory working group (ART) plays a central role in this process. In particular, it is responsible for monitoring and evaluating regulatory and other legal initiatives, as well as for enhancing compliance. To this end, the regulatory working group initiates and monitors implementation projects. It reports to the Management Board on a regular basis.

A code of conduct and professional external corporate communications contribute to the management of reputational risks.

The calculation of pension provisions is based on current external parameters such as interest rates, inflation and life expectancy. Interest rate risks are taken into account for this purpose based on the interest-rate risks in the banking book (IRRBB).

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Limitation and reporting

The limit for strategic risks is also set at the amount of the risk exposure value. As in the prior year, no loss events materialised from strategic risks. Reporting is carried out as part of the monthly risk report.

Financial reporting process

The purpose of the financial reporting process is to reflect account allocation and processing of transactions until the preparation of the required annual financial statements.

The objectives of the accounting-related ICS (Internal Control System)/RMS are to comply with financial reporting standards and regulations as well as to maintain proper accounting.

The annual financial statements of Rentenbank have been prepared in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch, HGB) and the German Regulation on the Accounting of Banks and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute, RechKredV).

The rules are documented in manuals and work instructions. The Finance division monitors them on a regular basis and adjusts them, if necessary, to take into account any changes in legal, regulatory and process-related requirements. The involvement of the Finance division in the new product process ensures that new products are included in a proper manner in the financial reporting system.

The documentation of the financial reporting process complies with the German Generally Accepted Accounting Principles (Grundsätze ordnungsmäßiger Buchführung, GoB) and is presented in a manner comprehensible to expert third parties. The relevant records are kept in accordance with the statutory retention periods.

There is a clear separation of roles of the key organisational units primarily involved in the financial reporting process. Money market transactions, loans, securities and liabilities are entered in corresponding subledgers and are allocated to different organisational units which monitor these subledgers. The data is transferred from the subledgers to the general ledger via automated interfaces. The Finance division is responsible for accounting, the definition of account allocation rules, the methodology for booking transactions, management of the accounting software and administration of the financial accounting system.

Apart from SAP employed as commercially available software for the Bank’s operations, Rentenbank uses financial accounting software developed internally. The granting of authorisations solely for required tasks is intended to protect the financial reporting process from unauthorised access. Plausibility checks are conducted regularly. In addition, the principle of dual control, standardised reconciliation routines as well as comparison of plan data and actual figures are intended to ensure that errors are identified and corrected on a timely basis. These measures also ensure the correct recognition, presentation and measurement of assets and liabilities.

The Internal Audit department regularly performs process-independent reviews to assess whether the accounting-related ICS/RMS is functioning efficiently.

Timely, quality-assured and relevant reports are provided to the responsible persons within the framework of the management information system. The Management Board regularly informs the Supervisory Board and its committees about current business developments and about extraordinary events in a timely manner.

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Modifications have been made in the following translation of the financial statements in comparison to the German originals. The figures in the following financial statements have been rounded from the exact amounts into millions of euro. In the balance sheet in Item 4 under Assets and Item 10 under Liabilities additional subtotals and further break downs have been included which are not to be found in the German originals.

FINANCIAL STATEMENTS

Balance Sheet of Landwirtschaftliche Rentenbank

as at December 31, 2020

				Notes	December 31, 2020	December 31, 2019
					€ million	€ million
Assets
1.	Cash
	a)		Cash on hand		0.3	0.3
	b)		Balances with central banks		23.5	20.0
			of which: with Bundesbank €23.5 m (2019: €20.0 m)		23.8	20.3
2.	Loans and advances to banks			11
	a)		Payable on demand		5,775.8	5,144.3
	b)		Other loans and receivables		56,025.8	55,273.0
					61,801.6	60,417.3
3.	Loans and advances to customers			12
			of which:
			Collateralised by mortgages €—m (2019: €—m)
			Municipal loans €6,933.6 m (2019: €6,417.1 m)		6,967.9	6,486.5
4.	Bonds and other fixed-income securities			13/17
	a)		Bonds and notes
		aa)	Public sector issuers		832.8	654.8
			of which: eligible as collateral with the Bundesbank €678.5 m (2019: €525.3 m)
		ab)	Other issuers		16,784.6	16,479.7
			of which: eligible as collateral with the Bundesbank €13,219.8 m (2019: €12,747.5 m)
	b)		Own debt securities		0.0	27.5
			Nominal amount €—m (2019: €—29.0 m)		17,617.4	17,162.0
64

Balance Sheet of Landwirtschaftliche Rentenbank

as of December 31, 2020
(continued)

			Notes	December 31, 2020	December 31, 2019
				€ million	€ million

5.	Shares and other variable-yield securities		14	0.1	0.1
6.	Participations		15/17
	of which:
	in banks €321.9 m (2019: €321.9 m)
	in financial services institutions €— m (2019: €—m)			327.9	327.9
7.	Investments in affiliated companies		15/17
	of which:
	in banks €—m (2019: €—m)
	in financial services institutions €— m (2019: €—m)			49.6	49.6
8.	Assets held in trust		16
	of which: Loans held in trust €175.1 m (2019: €108.9 m)			175.1	108.9
9.	Intangible assets		17
	a)	Purchased concessions, industrial property rights and similar rights		13.7	18.2
10.	Property and equipment		17	16.4	13.5
11.	Other assets		18	5,867.1	4,291.0
12.	Prepaid expenses		19
	a)	From issuing and lending business		1,958.8	1,717.3
	b)	Other		467.1	291.3
				2,425.9	2,008.6
Total assets				95,286.5	90,903.9
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Balance Sheet of Landwirtschaftliche Rentenbank

as of December 31, 2020
(continued)

				Notes	December 31, 2020	December 31, 2019
					€ million	€ million
Liabilities and equity
1.	Liabilities to banks			20
	a)	Payable on demand			1.6	0.3
	b)	With agreed term or notice period			2,170.4	2,256.5
					2,172.0	2,256.8
2.	Liabilities to customers			21/31
	a)	Other liabilities
		aa)	Payable on demand		158.9	227.4
		ab)	With agreed term or notice period		2,511.9	2,547.4
					2,670.8	2,774.8
3.	Securitized liabilities			22
	a)	Debt securities issued			81,759.3	77,499.0
4.	Liabilities held in trust			23
	of which:
	Loans held in trust €175.1 m (2019: €108.9 m)				175.1	108.9
5.	Other liabilities			24	668.4	861.9
6.	Deferred income			25
	a)	From issuing and lending busines			459.5	284.1
	b)	Other			2,012.2	1,764.8
					2,471.7	2,048.9
7.	Provisions			26
	a)	Provisions for pensions and similar obligations			130.9	126.4
	b)	Other provisions			259.7	315.7
					390.6	442.1
8.	Subordinated liabilities			27	302.7	302.7
9.	Fund for general banking risks				3,344.4	3,294.5
10.	Equity
	a)	Subscribed capital		45	135.0	135.0
	b)	Retained earnings
		ba)	Principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law		1,162.0	1,145.8
			Allocations from net income		16.7	16.2
					1,178.7	1,162.0
		bb)	Guarantee reserve pursuant to Section 2 (3) of Rentenbank’s Governing Law		1.0	1.0
					1.0	1.0
	c)	Distributable profit			16.8	16.3
					1,331.5	1,314.3
Total liabilities and equity					95,286.5	90,903.9
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Balance Sheet of Landwirtschaftliche Rentenbank

as of December 31, 2020
(continued)

			Notes	December 31, 2020	December 31, 2019
				€ million	€ million

1.	Contingent liabilities		29
	a)	Liabilities from guarantees and indemnity agreements		25.4	0.4

2.	Other commitments		30
	a)	Irrevocable loan commitments		756.7	717.8

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Income Statement of Landwirtschaftliche Rentenbank

for the period from January 1 to December 31, 2020

				Notes	2020	2019
					€ million	€ million
1.	Interest income from			32
	a)	Lending and money market transactions			2,148.5	2,665.2
	b)	Fixed-income securities and debt register claims			288.2	301.7
	less negative interest of €46.4 m (2019: €43.5 m)				2,436.7	2,966.9
2.	Interest expense			33	2,140.2	2,674.1
	less positive interest of €9.2 m (2019: €5.1 m)
					296.5	292.8
3.	Current income from
	a)	Shares and other variable-yield securities			0.0	0.0
	b)	Participations			0.4	7.8
					0.4	7.8
4.	Fee and commission income				0.3	0.1
5.	Fee and commission expense				1.9	2.0
					-1.6	-1.9
6.	Other operating income			34	6.1	6.0
7.	Administrative expenses
	a)	Personnel expenses
		aa)	Wages and salaries		30.0	27.8
		ab)	Social security contributions and expenses for pensions and other employee benefits of which: for pensions €0.7 m (2019: €2.2m)		4.7	5.9
	b)	Other administrative expenses			32.3	33.1
					67.0	66.8
8.	Depreciation, amortisation and write-downs of intangible assets as well as property and equipment				8.9	6.1
9.	Other operating expenses			35	16.6	20.5
10.	Write-downs of and allowances for loans and advances and certain securities as well as additions to loan loss provisions				125.2	124.4
11.	Write-downs of and allowances for participations, investments in affiliated companies and securities held as fixed assets				0.3	-
12.	Income from reversals of write-downs of participations, investments in affiliated companies and securities held as fixed assets				-	0.2
13.	Additions to the fund for general banking risks				49.9	53.4
14.	Profit on ordinary activities				33.6	33.7
15.	Taxes on income and profit				0.0	1.1
16.	Other taxes not included in item ‘Other operating expenses’				0.1	0.1
					0.1	1.2
17.	Net income				33.5	32.5
18.	Allocations to retained earnings
	To principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law from net income				16.7	16.2
19.	Distributable profit				16.8	16.3
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Cash flow statement for the period ending December 31, 2020

	2020 € million	2019 € million
Net income/loss for the period	34	33
Depreciation and write-downs, allowances for and reversals of write-downs of loans and advances and fixed assets	9	7
Increase/decrease in provisions	-51	-35
Other non-cash expenses/income	175	178
Other adjustments (net)	-243	-231
Increase/decrease in loans and advances to banks	-1,510	-404
Increase/decrease in loans and advances to customers	-481	0
Increase/decrease in other assets from operating activities	-2,058	182
Increase/decrease in liabilities to banks	-85	-203
Increase/decrease in liabilities to customers	-104	-715
Increase/decrease in securitised liabilities	4,260	922
Increase/decrease in other liabilities from operating activities	295	777
Interest expense/interest income	-297	-293
Income tax expense/income	0	1
Interest and dividends received	2,735	3,210
Interest paid	-2,195	-2,686
Income tax payments	0	-1
Cash flow from operating activities	484	742
Proceeds from disposal of financial investments	1,748	1,699
Payments for investments in financial investments	-2,204	-2,341
Proceeds from disposal of property and equipment	0	0
Payments for investments in property and equipment	-4	-1
Payments for investments in intangible fixed assets	-4	-9
Cash flow from investing activities	-464	-652
Appropriation of distributable profit pursuant to Section 9 of Rentenbank's Governing Law	-16	-16
Net change resulting from other financing activities	0	-72
Cash flow from financing activities	-16	-88
Net change in cash and cash equivalents	4	2
Cash and cash equivalents at beginning of period	20	18
Cash and cash equivalents at end of period	24	20

The cash flow statement shows the changes in cash and cash equivalents for the fiscal years 2020 and 2019 from operating, investing, and financing activities. Cash and cash equivalents correspond to cash and balances with central banks reported in the balance sheet.

The allocation of cash flows to operating activities is based on the definition of operating profit. The cash flows from investing and financing activities were directly derived from financial accounting. The cash flows from investing activities result from proceeds from and payments for property and equipment and intangible assets as well as from proceeds from and payments for securities held as fixed assets. The net change in cash resulting from financing activities comprises proceeds from and payments for regulatory tier 2 capital as well as the appropriation of our distributable profit.

The cash flow statement was prepared in accordance with the provisions set out in German Accounting Standard No 21.

The cash flow statement is only of limited informative value as an indicator of the liquidity position. For further details on the liquidity management, please refer to the information in the management report.

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Statement of changes in equity as at December 31, 2020

€ million	Subscribed capital	Principal reserve	Guarantee reserve	Distributable profit	Total 2020
Equity as at Jan. 1, 2020	135.0	1,162.0	1.0	16.3	1,314.3
Profit distribution	-	-	-	-16.3	-16.3
Net income	-	16.7	-	16.8	33.5
Equity as at Dec. 31, 2020	135.0	1,178.7	1.0	16.8	1,331.5

Statement of changes in equity as of December 31, 2019

€ million	Subscribed capital	Principal reserve	Guarantee reserve	Distributable profit	Total 2019
Equity as at Jan. 1, 2019	135.0	1,145.8	1.0	15.8	1,297.6
Profit distribution	-	-	-	-15.8	-15.8
Net income	-	16.2	-	16.3	32.5
Equity as at Dec. 31, 2019	135.0	1,162.0	1.0	16.3	1,314.3

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NOTES

Accounting principles

Accounting policies

(1) General disclosures

(2) Recognition and measurement of financial instruments

(3) Provision for loan losses

(4) Determination of fair value for financial instruments

(5) Loss-free valuation of the banking book

(6) Assets held in trust/Liabilities held in trust

(7) Property and equipment and intangible assets

(8) Prepaid expenses/deferred income

(9) Provisions

(10) Valuation units/currency translation

Notes to the balance sheet

(11) Loans and advances to banks

(12) Loans and advances to customers

(13) Bonds and other fixed-income securities

(14) Shares and other variable yield securities

(15) Participations and investments in affiliated companies.

(16) Assets held in trust

(17) Fixed assets

(18) Other assets

(19) Deferred income

(20) Liabilities to banks

(21) Liabilities to customers

(22) Securitised liabilities

(23) Liabilities held in trust

(24) Other liabilities

(25) Deferred income

(26) Provisions

(27) Subordinated liabilities

(28) Foreign currency assets and liabilities

(29) Contingent liabilities

(30) Other commitments

(31) Cover calculation

Notes to the income statement

(32 Interest income

(33) Interest expense

(34) Other operating income

(35) Other operating expenses

Other disclosures

(36) Other financial commitments

(37) Derivative financial instruments

(38) Disclosures on valuation units pursuant to Section 285 No 23 HGB

(39) Management Board and Supervisory Board Remuneration

(40) Average number of employees pursuant to Section 267 (5) HGB

(41) Participations pursuant to Section 285 No 11 and Section 340a (4) No 2 HGB

(42) Other commitments

(43) Auditors’ fees pursuant to Section 285 No 17 HGB

(44) Events after the reporting date pursuant to Section 285 No 33 HGB

(45) Proposal for the appropriation of profit pursuant to Section 285 No 34

(46) Disclosure of mandates held pursuant to Section 340a (4) No 1 HGB

Members of the Management Board and Supervisory Board (during the period from January 1, 2020 to March 2, 2021)

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Accounting principles

Landwirtschaftliche Rentenbank (hereinafter referred to as Rentenbank) has its registered office in Frankfurt am Main. The Bank is registered in the Commercial Register of the Local Court of Frankfurt am Main under registration number HRA 30636.

Rentenbank has prepared its annual financial statements for the 2020 fiscal year in accordance with the provisions of the German Commercial Code (HGB) applicable to large corporations and the relevant provisions of the German Regulation on the Accounting of Banks and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute, RechKredV). The structure of the balance sheet and the income statement is based on the templates set out in RechKredV. Balance sheet and income statement items that are included in the template, but not used at Rentenbank are not reported.

Taking into account the exemption as set out in Section 290 (5) in conjunction with Section 296 (2) HGB, Rentenbank is not required by law to prepare consolidated financial statements in accordance with HGB. Consequently, pursuant to Section 315e HGB, Rentenbank is not required to prepare consolidated financial statements in accordance with IFRS. Voluntary consolidated financial statements of Rentenbank were not prepared.

Rentenbank is exempt from corporation tax in accordance with section 5 (1) No 2 (Körperschaftsteuergesetz, KStG) and trade tax in accordance with section 3 (2) (Gewerbesteuergesetz, GewStG). Accordingly, deferred taxes pursuant to Section 274 HGB do not have to be recognised in the annual financial statements of Rentenbank.

Accounting policies

(1)       General disclosures

Assets, liabilities and pending transactions are measured pursuant to the provisions of Sections 252 et seq HGB, taking into account the supplementary provisions for credit institutions (Sections 340 et seq HGB). The annual financial statements to December 31, 2020 are generally based on the same accounting policies as were applied in the prior year’s annual financial statements. Any changes are described below.

Rentenbank does not keep a trading book pursuant to Section 1 (35) of the German Banking Act (Kreditwesengesetz, KWG) in conjunction with Article 4 (1) No 86 of Regulation (EU) No 575/2013.

(2)       Recognition and measurement of financial instruments

In accordance with Section 11 RechKredV, pro rata interest is reported in the corresponding balance sheet item.

Loans and advances/liabilities

Loans and advances are accounted for pursuant to Section 340e (2) HGB, i.e. at their nominal amount less impairment losses, if any. Liabilities are recognised at their settlement amount in accordance with Section 253 (1) sentence 2 HGB. Premiums and discounts from loans and advances as well as from liabilities are reported either as prepaid expenses or deferred income. Zero bonds are accounted for at their issue price plus capitalised interest based on the issue yield.

Securities held as fixed assets

All securities are carried at amortised cost less any impairment. Reversals of impairment losses are recognised if the reasons for the impairment no longer apply.

Fixed-income securities held as fixed assets are measured using the moderate lower of cost or market principle pursuant to Section 253 (3) sentence 5 HGB. Following the criteria defined by the Insurance Committee of the Institute of Public Auditors in Germany (IDW), Rentenbank tests for a potential permanent impairment if the bond price was more than 20% below the carrying amount of the bond (cf note 4) was below the fair value in the last six months prior to the balance sheet date or if the average of the daily fair value over the last twelve months was more than 10% below the carrying amount.

72

Since these securities are intended to be held over the long term, no write-downs to fair value are recognised if an identified impairment is considered to be temporary. In particular, write-downs are not recognised when an identified impairment is only of a temporary nature with respect to future financial performance and it is expected that the securities are fully repaid when due.

Securities allocated to the liquidity reserve

Securities allocated to the liquidity reserve are measured using the strict lower of cost or market rule (Section 253 (4) HGB). These instruments are written down to their lower fair value.

Participations and affiliated companies

Participations and investments in affiliated companies are carried at cost in accordance with the requirements for fixed assets. In the case of a probable permanent impairment, they are written down to their lower fair value.

Derivatives

We use derivatives exclusively to hedge known or expected market risk. Measurement effects from derivatives are taken into account within the context of the loss-free valuation of the banking book.

Upfront payments made or received from derivatives contracts are reported either as assets or liabilities. The reversal amounts from upfront payments from swap transactions are offset with the nominal interest income or expenses depending on the contract.

Other assets/liabilities

Other assets are accounted for at the nominal amount and liabilities at their settlement amount.

(3)       Provision for loan losses

Identifiable risks in the lending business are sufficiently accounted for by specific valuation allowances and provisions. In addition to the fund for general banking risks reported in the balance sheet, general valuation allowances (GVAs) and contingency reserves pursuant to Section 340f HGB are recognised for latent (credit) risks and deducted from the corresponding asset items.

Rentenbank assesses on a monthly basis whether there is any objective evidence that not all interest and principal payments may be made in accordance with the contractual terms. For accounting purposes, the Bank uses the following criteria to determine whether the recognition of a specific valuation allowance for a receivable is required:

•	Internal credit rating as non-investment grade,
•	Non-performing, deferred or restructured exposures,
•	Material deterioration in the business partner's credit quality,
•	Material deterioration in the credit quality of the business partner's country of incorporation.

General valuation allowances are recognised for latent credit risks, the amount of which is calculated using the probability of default and the loss ratio as a basis.

Bonds and notes are taken into account to the extent that they are recognised at amortised cost.

Due to the fact that its portfolio experiences very few defaults, Rentenbank does not have enough of a default history to allow for a robust estimate of its default rate to be made.

73

The internal master scale is therefore derived from the rates of default put in place by the Fitch, Moody’s and S&P ratings agencies. The probabilities of default are allocated on the basis of the creditworthiness of the respective business partner.

The loss given default (LGD) rates for specific products and types of business transactions are determined using analytical and expert-based procedures, taking into account the respective collateralisation.

(4)       Determination of fair value for financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is determined by using either directly observable market prices or own internal calculations on the basis of valuation models and observable market parameters. The fair value of contracts without option features is determined on the basis of the discounted expected future cash flows (discounted cash flow (DCF) method). Contracts with option features (option-based contracts) are valued using standard option pricing models. Hedged items are discounted using a basis curve plus a credit spread based on credit quality.

The discounting of derivatives is based on the OIS (overnight interest rate swap) swap curve as well as on basis spreads and cross-currency (CCY) basis swap spreads. These are distinguished by maturity and currency and obtained from external market data providers. Apart from the interest rate curves and spreads mentioned above, volatilities and correlations are also taken into account in the calculations.

(5)       Loss-free valuation of the banking book

In accordance with the IDW statement on individual aspects of the loss-free valuation of interest-bearing transactions in the banking book (interest book) (IDW RS BFA 3), a provision for contingent losses must be recognised for any excess obligations resulting from the banking book in an overall assessment of the transactions.

A periodic (income statement) approach was used to calculate the amount required to be recognised as a provision within the context of the loss-free valuation of the banking book. The banking book comprises all interest-bearing transactions of the bank and is managed on a uniform basis.

For calculation purposes, future gains or losses in the banking book were determined by income contributed by closed and open interest rate positions.

These future cash flows were discounted as of the reporting date using generally recognised money market and capital market rates which correspond to the respective period. Risk costs were calculated on the basis of future expected losses and the pro rata share of administrative expenses for portfolio management was determined on the basis of internal analyses. As at December 31, 2020, there was no need for provisions on the basis of this calculation.

(6)       Assets held in trust/Liabilities held in trust

Assets and liabilities held in trust are reported as separate balance sheet items pursuant to Section 6 RechKredV. Owing to the correlation between assets held in trust and liabilities held in trust, both are recognised at the nominal amount.

(7)       Property and equipment and intangible assets

In accordance with German commercial law, property and equipment as well as intangible assets are recorded at cost, less any depreciation and amortisation over their estimated useful lives.

Depreciation of property and equipment as well as amortisation of intangible assets are recognised using the straight-line method over their estimated useful lives, ranging from 33 to 50 years for buildings and from three to six years for operating and office equipment. Intangible assets are amortised on a straight-line basis over a period of three to four years.

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(8)       Prepaid expenses/deferred income

Additional prepaid expenses and deferred income are reported pursuant to Section 250 (1) and (2) HGB.

(9)       Provisions

Provisions are recognised as liabilities at their expected settlement amount applying the principles of prudent business judgement and taking into account future price and cost increases. Provisions with a remaining term of more than one year are discounted to the balance sheet date.

Pension provisions

Pension obligations are discounted using the average market interest rate for the last ten fiscal years and this corresponds to the remaining term of the provisions. The rates used are determined and published monthly by the Deutsche Bundesbank in accordance with the German Regulation on the Discounting of Provisions (Rückstellungsabzinsungsverordnung, RückAbzinsV). Pursuant to Section 253 (2) sentence 2 HGB, provisions for pension obligations are discounted at the average market interest rate applicable to an assumed remaining term of 15 years.

In accordance with Section 253 HGB, as amended in 2016, provisions for pension obligations are discounted using the average market interest rate for the past ten fiscal years in accordance with their remaining term (until and including 2015, average market interest rate for the past seven fiscal years). The resulting difference was EUR 14 million in 2020 (EUR 14 million in 2019).

In accordance with Section 253 (6) sentence 2 HGB, profits may only be distributed if the distributable reserves remaining after distribution, adding profit carried forward and deducting loss carried forward, at least equal the difference determined pursuant to Section 253 (6) sentence 1 HGB.

Pension provisions are measured in accordance with actuarial principles, using the projected unit credit (PUC) method. Under the PUC method, the provision amount is defined as the actuarial present value of the pension obligations, earned by the employees in the past periods of service prior to the relevant date in accordance with the pension benefit formula and vesting provisions. The 2018 G mortality tables by Professor Dr Klaus Heubeck were used as the biometric calculation parameters.

The following parameters were used as the basis for the calculation as at December 31, 2020:

	2020	2019
Discount rate pursuant to Section 253 (2) sentence 2 HGB	2.30% p.a.	2.71% p.a.
Career trend	1.00% p.a.	1.00% p.a.
Expected rate of salary increases	2.00% p.a.	2.25% p.a.
Expected rate of pension increases (range of adjustments)	1.0 – 2.00% p.a.	1.0–2.25% p.a.
Employee turnover	average 5.00% p.a.	average 5.00% p.a.
Increase in Consumer Price Index (CPI)	1.75% p.a.	1.75% p.a.
Development of contribution assessment ceilings	2.50% p.a.	2.50% p.a.

Other provisions

Other provisions are discounted at the average market interest rates for the past seven fiscal years which correspond to the remaining term of the provisions. The rates used are determined and published monthly by the Bundesbank in accordance with the German Regulation on the Discounting of Provisions.

Provisions for special promotional loans cover the shortfalls in interest payments for the whole term or until the repricing date. The provisions recorded prior to the BilMoG adjustment for the interest rate reductions granted for special promotional loans are maintained by reference to the option available under Article 67 (1) sentence 2 of the Introductory Act to the Commercial Code (Einführungsgesetz zum Handelsgesetzbuch, EGHGB).

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(10)       Valuation units/currency translation

Currency translation and the presentation of the transactions in the balance sheet without currency hedging are made pursuant to Section 340h in conjunction with Section 256a HGB and Section 252 (1) No 4 HGB. In accordance with Section 277 (5) sentence 2 HGB, gains from currency translation are reported in ‘other operating income’, while losses from currency translation are recorded in ‘other operating expenses’.

Rentenbank uses FX swaps and cross-currency swaps to hedge currency risks. Currency hedges are presented in the balance sheet using valuation units pursuant to Section 254 HGB. In these valuation units, the cash flows of the hedged item are fully reflected in the hedging instrument, i.e. the derivative (perfect hedge). The Bank utilises the net hedge presentation method (Einfrierungsmethode) to offset value changes between the hedged item and the hedging instrument. To measure the effectiveness of hedging relationships, the Bank uses the critical terms match method, which continually compares the cash flows of the hedged item with those of the hedging instrument. Exchange rate fluctuations of the corresponding hedged items and hedging derivatives offset each other over the remaining period to their respective maturity dates.

Foreign currency-denominated assets, liabilities and pending transactions were translated into euros at the mid spot rate as at December 31, 2020. For this purpose, Rentenbank uses the European System Central Bank (ECB) foreign exchange reference rate.

Notes to the balance sheet

The reporting in the notes excludes pro rata interest, which may result in differences compared to the amounts reported in the balance sheet.

(11)       Loans and advances to banks

Breakdown by residual maturity	Dec. 31, 2020	Dec. 31, 2019
	€ million	€ million
Payable on demand	5,776	5,144
Other loans and receivables
– up to 3 months	1,802	1,799
– more than 3 months to 1 year	5,094	5,270
– more than 1 year to 5 years	24,336	23,545
– more than 5 years	24,129	23,970
Total amount	61,137	59,728

Loans and advances to companies in which participating interests are held amount to EUR 4,303 million (EUR 4,325 million in 2019).

(12)       Loans and advances to customers

Breakdown by residual maturity	Dec. 31, 2020	Dec. 31, 2019
	€ million	€ million
– up to 3 months	124	28
– more than 3 months to 1 year	122	192
– more than 1 year to 5 years	2,313	2,049
– more than 5 years	4,200	3,984
Total amount	6,759	6,253

As at December 31, 2020, there were no loans and advances to customers with an indefinite term within the meaning of Section 9 (3) No 1 RechKredV.

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(13)       Bonds and other fixed-income securities

The total portfolio of bonds and other fixed-income securities is carried as financial investments. As in the previous year, no securities are held in the liquidity reserve.

Securities held as fixed assets are recorded at a carrying amount of EUR 17,437 million (EUR 16,981 million in 2019). The carrying amount for securities amounting to EUR 108.8 million is below the fair value of EUR 108.5 million. As in the prior year, there is no permanent impairment for securities held as fixed assets. Accordingly, the avoided write-downs amount to EUR 0.3 million (EUR 4.8 million in 2019).

As in the prior year, bonds and other fixed-income securities do not include securities of affiliated companies or companies in which participating interests are held.

Disclosures on securities exchange listing and residual maturity:

Securities exchange listing	Dec. 31, 2020	Dec. 31, 2019
	€ million	€ million
– Listed securities	16,995	16,633
– Unlisted securities	442	348
Total amount	17,437	16,981

Residual maturity of up to 1 year	Dec. 31, 2020	Dec. 31, 2019
	€ million	€ million
from public sector issuers	-	-
from other issuers	3,136	1,687
Total amount	3,136	1,687

(14)       Shares and other variable yield securities

As in the previous year, all of the shares and other variable-yield securities held are marketable and listed.

(15)       Participations and investments in affiliated companies.

Rentenbank holds participations in the amount of EUR 328 million (EUR 328 million in 2019) and investments in affiliated companies in the amount of EUR 50 million (EUR 50 million in 2019). As in the previous year, participations and investments in affiliated companies do not include marketable securities.

(16)       Assets held in trust

Breakdown	Dec. 31, 2020	Dec. 31, 2019
	€ million	€ million
Receivables from the Federal Republic’s Special Purpose Fund held at Rentenbank	175	109
Loans and advances to banks	0	0
Total amount	175	109

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(17)       Fixed assets

Statement of changes in fixed assets in EUR million

	Intangible Assets	Property and equipment			Financial investments
	Software and Licences	Land and buildings	BGA	Assets under construction	Securities	Participations	Investments in affiliated companies
Historical cost
January 1, 2020	50	20	15	-	16,981	328	50
Additions	3	-	2	3
Disposals	-	-	0	-		456*
Transfers	-	-	-	-
December 31, 2020	53	20	17	3	17,437	328	50

Depreciation, amortisation and write-downs
Accumulated depreciation, amortisation and write-downs as at January 1, 2020	-32	-8	-14	-	-	0	-
Accumulated depreciation, amortisation and write-downs from disposals	-	-	-	-
Depreciation, amortisation and write-downs 2020	-7	-1	-1	-
Accumulated depreciation, amortisation and write-downs as at December 31, 2020	-39	-9	-15	-	-	0	-
Reversals of write-downs	-	-	-	-	-	0	-
Carrying amount as at December 31, 2020	14	11	2	3	17,437	328	50
Carrying amount as at December 31, 2019	18	12	1	-	16,981	328	50

*) Net change pursuant to Section 34 (3) sentence 2 HGB

(18)       Other assets

Breakdown	Dec. 31, 2020	Dec. 31, 2019
	€ million	€ million
Cash collateral provided for derivatives	5,865	4,290
Other items	2	1
Total amount	5,867	4,291

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(19)       Deferred income

Breakdown	Dec. 31, 2020	Dec. 31, 2019
	€ million	€ million
Premium from lending business	1,677	1,393
Discount from issuing business	282	324
Upfront payments from derivative transactions	465	289
Other items	2	3
Total amount	2,426	2,009

(20)       Liabilities to banks

Breakdown by residual maturity	Dec. 31, 2020	Dec. 31, 2019
	€ million	€ million
Payable on demand	2	0
Other liabilities
– up to 3 months	4	1
– more than 3 months to 1 year	330	120
– more than 1 year to 5 years	1,140	885
– more than 5 years	50	635
Total amount	1,526	1,641

(21)       Liabilities to customers

Breakdown by residual maturity	Dec. 31, 2020	Dec. 31, 2019
	€ million	€ million
Payable on demand	159	227
Other liabilities
– up to 3 months	67	59
– more than 3 months to 1 year	76	13
– more than 1 year to 5 years	584	570
– more than 5 years	1,757	1,830
Total amount	2,643	2,699

Liabilities to customers include liabilities to affiliated companies in the amount of EUR 99 million (EUR 100 million in 2019). Liabilities to companies in which participating interests are held amount to EUR 0 million (EUR 1 million in 2019).

(22)       Securitised liabilities

Breakdown by residual maturity	Dec. 31, 2019	Dec. 31, 2018
	€ million	€ million
Debt securities issued
– up to 1 year	20,580	16,636
– more than 1 year to 5 years	35,179	34,672
– more than 5 years	25,636	25,764
Total amount	81,395	77,072

(23)       Liabilities held in trust

Breakdown	Dec. 31, 2020	Dec. 31, 2019
	€ million	€ million
Liabilities from the Federal Republic’s Special Purpose Fund held at Rentenbank	175	109
Liabilities to customers	0	0
Total amount	175	109

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(24)       Other liabilities

Breakdown	Dec. 31, 2020	Dec. 31, 2019
	€ million	€ million
Cash collateral received for derivative contracts	663	858
Other items	5	4
Total amount	668	862

(25)       Deferred income

Breakdown	Dec. 31, 2020	Dec. 31, 2019
	€ million	€ million
Discount from lending business	3	3
Premium from issuing business	457	281
Upfront payments received from derivative transactions	2,012	1,764
Other items	0	1
Total amount	2,472	2,049

(26)       Provisions

This balance sheet item includes provisions for pension obligations of EUR 131 million (EUR 126 million in 2019) to employees who are contractually entitled to receive pension benefits. Other provisions consist of the following:

Other provisions	Dec. 31, 2020	Dec. 31, 2019
	€ million	€ million
Shortfall in interest payments from special promotional loans	226	286
Promotion of Research on Agricultural Innovation	15	13
Promotion of agriculture (Promotional Fund)	6	5
Other provisions	13	12
Total amount	260	316

(27)       Subordinated liabilities

Breakdown by residual maturity	Dec. 31, 2020	Dec. 31, 2019
	€ million	€ million
– up to 1 year	200	-
– more than 1 year to 5 years	103	303
– more than 5 years	-	-
Total amount	303	303

The subordinated liabilities are issued in the form of promissory notes (carrying amount: EUR 40 million) and bearer securities (carrying amount: EUR 263 million after hedging). The net interest expenses for subordinated liabilities before hedging total EUR 5 million (EUR 8 million in 2019).

Disclosures in relation to funds raised in an amount exceeding 10% each of the total amount of subordinated liabilities (before hedging):

1.	Bond of EUR 100 million; carrying amount: EUR 100 million; Maturity: August 18, 2021; interest rate: 0.00%

2.	Bond of EUR 100 million; carrying amount: EUR 100 million; Maturity: August 18, 2021; interest rate: 0.00%

3.	Bond of JPY 5 billion; carrying amount: EUR 40 million; Maturity: March 28, 2022; interest rate: 5.78%
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4.	Bond of JPY 5 billion; carrying amount: EUR 40 million; Maturity: September 30, 2022; interest rate: 5.005%

An early repayment may be effected to the four aforementioned subordinated bonds except in the event of changes or amendments to tax legislation. The remaining subordinated liabilities in the form of promissory notes with a nominal value in the amount of EUR 40 million have original terms to maturity of 20 years and attract 5% interest.

A conversion into capital or another form of debt has not been agreed or provided for.

(28)       Foreign currency assets and liabilities

As at the balance sheet date, assets denominated in foreign currency amounted to EUR 5,016 million (EUR 5,198 million in 2019) and liabilities denominated in foreign currency stood at EUR 49,141 million (EUR 45,096 million in 2019). Foreign currency balances were hedged almost entirely through derivatives.

(29)       Contingent liabilities

The contingent liabilities in the amount of EUR 25 million (EUR 0 million in 2019) generally result from deficiency guarantees. Rentenbank entered into deficiency guarantees with respect to capital market loans granted at a reduced rate of interest for which the federal government has provided counterguarantees. We do not expect these guarantees to be called upon.

(30)       Other commitments

Other commitments consist of irrevocable loan commitments of EUR 757 million (EUR 718 million in 2019) in the special promotional loan business.

The irrevocable loan commitments result from loan commitments where Rentenbank has made a binding commitment to its customers, therefore exposing the Bank to a potential credit risk. Based on experience from previous years, Rentenbank expects that drawdowns on these irrevocable loan commitments will be made almost entirely in 2021.

(31)       Cover calculation

The outstanding liabilities requiring cover include registered bonds only in the amount of EUR 19 million (EUR 19 million in 2019).

An amount of EUR 37 million (EUR 39 million in 2019) of loans and advances to banks is designated to cover debt securities issued.

Notes to the income statement

(32)       Interest income

Interest income from cash collateral provided as well as from lending and money market transactions is reported net of negative interest of EUR 46.4 million (i.e. reducing income by this amount). Interest income includes the pro rata utilisation of the corresponding provisions of EUR 70.6 million (EUR 80.1 million in 2019).

(33)       Interest expense

Interest expense is reported net of positive interest of EUR 9.2 million from money market liabilities and cash collateral received (i.e. reducing expenses by this amount).

Interest expense for provisions for the shortfalls in interest payments from special promotional loans amounted to EUR 6.2 million in 2020 (EUR 26.4 million in 2020). In addition, interest expense includes effects in the amount of EUR 3.7 million from the unwinding of the discount on these provisions (EUR 7.1 million 2019).

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(34)       Other operating income

Disclosures on the most important items pursuant to Section 35 (1) No 4 RechKredV:

Item 6: Other operating income	Dec. 31, 2020	Dec. 31, 2019
	€ million	€ million
Rental income from residential buildings and properties	2	2
Income from reversals of provisions	1	1
Capitalisation of project work carried out by Rentenbank employees	1	1
Refunds	1	-
Other refunds	1	1

Other expenses include currency translation losses of EUR 0.7 thousand (EUR 0.8 thousand in 2019). These currency translation losses result exclusively from the currency translation of balances on current accounts at correspondent banks in foreign countries.

(35)       Other operating expenses

Disclosures on the most important items pursuant to Section 35 (1) No 4 RechKredV:

Item 9: Other operating expenses	Dec. 31, 2020	Dec. 31, 2019
	€ million	€ million
Interest expense from the valuation of pension provisions	11	12
Grants for the research on innovation in agribusiness	5	5

Other operating income includes currency translation gains of EUR 7.6 thousand (EUR 14.9 thousand in 2019). These currency translation losses result exclusively from the currency translation of balances on current accounts at correspondent banks in foreign countries.

Other disclosures

(36)       Other financial commitments

In 2020, framework agreements were concluded with promotional institutions of the federal states in relation to the granting of promotional loans for the 2021 fiscal year in the amount of EUR 1,530 million (EUR 1,100 million in 2019).

(37)       Derivative financial instruments

We use derivatives exclusively to hedge known or expected market risk. The volume of the transactions is capped by counterparty-specific and product-specific limits and is continuously monitored in our risk management.

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Derivative transactions

The following table shows the derivatives not accounted for at fair value in accordance with Section 285 No 19 HGB (netting and collateral agreements have not been taken into account):

Derivatives in the banking book to hedge:	Nominal amounts		Fair values positive	Fair values negative
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2020
	€ million	€ million	€ million	€ million
Interest rate risks
Interest rate swaps	110,888	108,065	2,425	5,604
- of which termination and conversion rights embedded in swaps	1,100	952	100	0
Swaptions
- Sales	376	396	-	0
Total exposure to interest rate risks	111,264	108,461	2,425	5,604
Currency risks
Cross-currency swaps	42,046	45,544	1,165	2,933
- of which currency options embedded in swaps	16	16	1	-
Currency swaps	9,321	4,353	5	201
Total exposure to currency risks	51,367	49,897	1,170	3,134
Total exposure to interest rate and currency risks	162,631	158,358	3,595	8,738

The following table presents a breakdown of derivative transactions by residual maturity:

Derivatives in the banking book
	Nominal amounts		Nominal amounts
	Interest rate risks		Currency risks
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
	€ million	€ million	€ million	€ million
- up to 3 months	4,615	2,553	10,127	8,678
- more than 3 months to 1 year	10,460	10,178	7,716	4,023
- more than 1 year to 5 years	54,309	51,035	21,293	23,281
- more than 5 years	41,880	44,695	12,231	13,915
Overall	111,264	108,461	51,367	49,897

The following table presents a breakdown of derivative transactions by counterparty group:

Derivatives in the banking book
	Nominal amounts		Fair values positive	Fair values negative
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2020
	€ million	€ million	€ million	€ million
OECD banks	153,399	141,323	3,174	8,532
Other counterparties in OECD countries	8,924	16,704	421	188
Banks in non-OECD countries	308	331	0	18
Overall	162,631	158,358	3,595	8,738

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(38)       Disclosures on valuation units pursuant to Section 285 No 23 HGB

The following table provides an overview of the hedged items in valuation units as at the balance sheet date:

Balance sheet item	Hedged risk	Carrying amount 2020	Carrying amount 2019
		€ million	€ million
Other loans to banks	Currency	54	54
Bonds and other fixed-income securities	Currency	5,016	4,900
Liabilities to customers	Currency	114	126
Securitised liabilities	Currency	48,964	45,257
Subordinated liabilities	Currency	63	63

(39)       Management Board and Supervisory Board Remuneration

In the 2020 fiscal year, the total remuneration paid to the members of the Management Board of Rentenbank in accordance with Section 285 No 9b HGB amounted to EUR 1,782 thousand (EUR 1,875 thousand in 2019). The following remuneration was paid to the individual members of the Management Board during the 2020 fiscal year:

Breakdown	Fixed remuneration	Other remuneration	Overall
	€ thousand	€ thousand	€ thousand
Dr. Horst Reinhardt	760	30	790
Dietmar Ilg	480	15	495
Dr. Marc Kaninke	480	17	497
Management Board, overall	1,720	62	1,782

As at December 31, 2020, provisions for pension obligations to the former members of the Management Board and their surviving dependants totalled EUR 19,489 thousand (EUR 19,724 thousand in 2019). Current benefit payments amounted to EUR 1,446 thousand (EUR 1,411 thousand in 2019).

In accordance with the remuneration stipulations, the Chairman of the Supervisory Board receives an annual basic remuneration of EUR 30 thousand, his deputy EUR 20 thousand, and each other member of the Supervisory Board receives EUR 10 thousand. Furthermore, the members of the Supervisory Board who are members of a committee receive a remuneration of EUR 2 thousand and members who chair a committee EUR 4 thousand. Remuneration was set at nil for members of the federal government, who are members of the Supervisory Board in accordance with Section (7) 1 No 4 of the Governing Law of Landwirtschaftliche Rentenbank.

The total remuneration of the Supervisory Board in the year under review amounted to EUR 292 thousand (EUR 295 thousand in 2019), partly including VAT.

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The following table shows the individual remuneration in EUR thousand (excluding VAT):

Member	Time period		Remuneration
	2020	2019	2020	2019
Joachim Rukwied	Jan. 1 –Dec. 31	Jan. 1 –Dec. 31	46.0	46.0
Julia Klöckner	Jan. 1 –Dec. 31	Jan. 1 –Dec. 31	0.0	0.0
Bernhard Krüsken	Jan. 1 –Dec. 31	Jan. 1 –Dec. 31	18.0	18.0
Michael Reuther	Jan. 1 –Dec. 31	Jan. 1 –Dec. 31	16.0	15.0
Dr Caroline Toffel	Jan. 1 –Dec. 31	Jan. 1 –Dec. 31	14.0	14.0
Werner Hilse	Jan. 1 –Dec. 31	Jan. 1 –Dec. 31	10.0	11.0
Harald Schaum	Jan. 1 –Dec. 31	Jan. 1 –Dec. 31	14.0	14.0
Dr Marcus Pleyer	Jan. 1 –Dec. 31	Jan. 1 –Dec. 31	18.0	18.0
Werner Schwarz	Jan. 1 –Dec. 31	Jan. 1 –Dec. 31	14.0	13.0
Dr Hermann Onko Aeikens	Jan. 1 –Dec. 31	Jan. 1 –Dec. 31	16.0	16.0
Dr Birgit Roos	Jan. 1 –Dec. 31	Jan. 1 –Dec. 31	14.0	13.0
Franz-Josef Holzenkamp	Jan. 1 –Dec. 31	July 4 - Dec. 31	13.0	6.0
Karsten Schmal	Jan. 1 –Dec. 31	July 4 - Dec. 31	12.0	6.0
Rainer Schuler	Jan. 1 –Dec. 31	July 4 - Dec. 31	10.0	5.0
Brigitte Scherb	Jan. 1 – Apr. 30	Jan. 1 –Dec. 31	4.0	12.0
Wolfram Günther	Jan. 1 –Dec. 31	-	10.0	-
Ursula Heinen-Esser	Jan. 1 –Dec. 31	-	10.0	-
Sebastian Thul	Jan. 1 –Dec. 31	-	10.0	-
Petra Bentkämper	May 1 –Dec. 31	-	6.7	-
Priska Hinz	-	Jan. 1 –Dec. 31	-	10.0
Dr Till Backhaus	-	Jan. 1 –Dec. 31	-	10.0
Barbara Otte-Kinast	-	Jan. 1 –Dec. 31	-	10.0
Udo Folgart	-	Jan. 1 – July 4	-	7.0
Dr Werner Hildenbrand	-	Jan. 1 – July 4	-	5.0
Manfred Nüssel	-	Jan. 1 – July 4	-	7.0
Overall remuneration			255.7	256.0

(40)       Average number of employees pursuant to Section 267 (5) HGB

Employees	2020			2019
	Men	Women	Total	Men	Women	Total
Full-time staff	162	80	242	156	81	237
Part-time staff	14	64	78	10	58	68
Overall	176	144	320	166	139	305

Overall, Rentenbank employed an annual average of 144 female employees (139 in 2019) and 176 male employees (166 in 2019) as full-time and part-time employees.

(41)       Participations pursuant to Section 285 No 11 and Section 340a (4) No 2 HGB

In accordance with Section 286 (3) sentence 1 No 1 HGB, we do not provide a list of participations pursuant to Section 285 No 11 HGB due to their minor significance for the assessment of the Bank’s net assets, financial position and results of operations.

Pursuant to Section 340a (4) No 2 HGB, the participations in large corporations, where the participation exceeds 5% of the voting rights, are shown below:

-	Niedersächsische Landgesellschaft mbH, Hanover
-	Landgesellschaft Schleswig-Holstein mbH, Kiel
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(42)       Other commitments

As long as Rentenbank holds 100% of the shares in LRB, Rentenbank has committed itself in a letter of comfort to provide financial resources to LRB, enabling it to fulfil its obligations at all times when due.

(43)       Auditors’ fees pursuant to Section 285 No 17 HGB

Rentenbank’s auditors’ fees are as follows:

Breakdown*	2020	2019
	€ thousand	€ thousand
Audit services	324.9	406.6
Other certification services	114.5	54.2
Other services	34.0	0.0
Overall	473.4	460.8

* Of the auditors’ fees for 2020, the following amounts were attributable to the prior-year period:

-53.2 EUR thousand for audit services and 1.7 EUR thousand for other certification services.

(44)       Events after the reporting date pursuant to Section 285 No 33 HGB

After the end of the fiscal year, no significant events occurred that would affect the Bank’s income statement or balance sheet.

(45)       Proposal for the appropriation of profit pursuant to Section 285 No 34

The preparation of the annual financial statements for the fiscal year 2020 with respect to profit appropriation is subject to the approval of the Supervisory Board. The proposal for the 2020 appropriation of net income and profit presents the following resolutions:

•	Of the net income of EUR 33,500,000 reported in the income statement, EUR 16,750,000 is allocated to the principal reserve (Hauptrücklage) pursuant to Section 2 (2) of Rentenbank’s Governing Law.
•	With respect to the remaining distributable profit of EUR 16,750,000, EUR 8,375,000 is provided for the Federal Republic’s Special Purpose Fund and EUR 8,375,000 for the Promotional Fund.

(46)       Disclosure of mandates held pursuant to Section 340a (4) No 1 HGB

The mandates listed below are represented in statutory supervisory boards of large corporations (Section 267 (3) HGB), and are held by legal representatives or other Rentenbank employees, in accordance with Section 340a (4) No 1 HGB:

Dietmar Ilg	VR Smart Finanz AG, Eschborn (Member of the Supervisory Board)

BVVG Bodenverwertungs- und -verwaltungs GmbH, Berlin (Member of the Supervisory Board)

The Declaration of Conformity with the German Public Corporate Governance Code by the Management Board and the Supervisory Board is publicly available on Rentenbank’s website.

The annual financial statements and the management report are available on Rentenbank's website as well as in the electronic Federal Gazette (Bundesanzeiger). They may also be obtained at the registered office of Rentenbank.

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Members of the Management Board and Supervisory Board
(during the period from January 1, 2020 to March 2, 2021)

Management Board

Dr Horst Reinhardt (Chairman, Chief Markets Officer), Dipl.-Volkswirt, MBA

Dietmar Ilg (Chief Risk Officer), Dipl.-Kaufmann

Dr Marc Kaninke (Chief Financial and IT Officer), Dipl.-Volkswirt, Dipl.-Kaufmann

Supervisory Board

Chairman: Joachim Rukwied President of the German Farmers’ Association (DBV)	Deputy Chairperson: Julia Klöckner Federal Minister for Food and Agriculture

Representatives of the German Farmers’ Association:

Werner Hilse Rural Community of Lower Saxony - The Farmers’ Association	Karsten Schmal President of the Farmers’ Association of Hesse
Bernhard Krüsken Secretary General of the German Farmers’ Association	Werner Schwarz President of the Farmers’ Association of Schleswig-Holstein
Petra Bentkämper President of the German Rural Women’s Association (from May 1, 2020)	Brigitte Scherb German Rural Women’s Association (until April 30, 2020)

Representatives of the German Raiffeisen Association:

Franz-Josef Holzenkamp President of the German Raiffeisen Association

Representative of the Food Industry:

Rainer Schuler President of the Federal Association of Agricultural Traders

State Ministers of Agriculture:

North Rhine-Westphalia: Ursula Heinen-Esser Minister of State for Environment, Agriculture, Conservation and Consumer Protection, North Rhine-Westphalia	Saarland: Sebastian Thul State Secretary for the Ministry of Environment and Consumer Protection, Saarland

Saxony: Wolfram Günther Minister of State for Energy, Climate Protection, Environment and Agriculture, Free State of Saxony
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Representative of the Trade Unions:

Harald Schaum Deputy Federal Chairman of the Industrial Union for Construction, Agriculture and Environment

Representative of the Federal Ministry for Food and Agriculture:

Dr. Hermann Onko Aeikens State Secretary (retired)

Representative of the Federal Ministry of Finance:

Dr. Marcus Pleyer

Head of Directorate

Representatives of credit institutions or other lending experts:

Michael Reuther Managing Director of Keppler Mediengruppe	Dr. Caroline Toffel Member of the Management Board of Berliner Volksbank eG
Dr. Birgit Roos Chairwoman of the Management Board of Sparkasse Krefeld

Frankfurt am Main, March 2, 2021

LANDWIRTSCHAFTLICHE RENTENBANK

The Management Board

/s/ Dr. Horst Reinhardt	/s/ Dietmar Ilg	/s/ Dr. Marc Kaninke

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Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Bank, and the management report includes a fair review of the development and performance of the business and the position of the Bank, together with a description of the principal opportunities and risks associated with the expected development of the Bank.

Frankfurt am Main, March 2, 2021

LANDWIRTSCHAFTLICHE RENTENBANK

The Management Board

/s/ Dr. Horst Reinhardt	/s/ Dietmar Ilg	/s/ Dr. Marc Kaninke

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This is an English translation of the German text, which is the sole authoritative version.

Based on the results of our audit, we have issued the following unqualified audit opinion:

INDEPENDENT AUDITOR’S REPORT

To Landwirtschaftliche Rentenbank, Frankfurt am Main/Germany

REPORT ON THE AUDIT OF THE ANNUAL FINANCIAL STATEMENTS AND OF THE MANAGEMENT REPORT

Audit Opinions

We have audited the annual financial statements of Landwirtschaftliche Rentenbank, Frankfurt am Main/Germany, which comprise the balance sheet as at December 31, 2020, the statement of profit and loss, the statement of cash flows and the statement of changes in equity for the financial year from January 1 to December 31, 2020 and the notes to the financial statements, including the presentation of the recognition and measurement policies. In addition, we have audited the management report of Landwirtschaftliche Rentenbank, Frankfurt am Main/Germany, for the financial year from January 1 to December 31, 2020. In accordance with the German legal requirements, we have not audited the content of the declaration of compliance of the executive board and the supervisory board concerning the Public Corporate Governance Code of the German Federal Government referred to in section “Basic information on the Bank”, sub-section “Public Corporate Governance Code” of the management report.

In our opinion, on the basis of the knowledge obtained in the audit,

•	the accompanying annual financial statements comply, in all material respects, with the requirements of German commercial law and give a true and fair view of the assets, liabilities and financial position of the Company as at December 31, 2020 and of its financial performance for the financial year from January 1 to December 31, 2020 in compliance with German Legally Required Accounting Principles, and
•	the accompanying management report as a whole provides an appropriate view of the Company’s position. In all material respects, this management report is consistent with the annual financial statements, complies with German legal requirements and appropriately presents the opportunities and risks of future development. Our audit opinion on the management report does not cover the content of the declaration of compliance of the executive board and the supervisory board concerning the Public Corporate Governance Code of the German Federal Government referred to in section “Basic information on the Bank”, sub-section “Public Corporate Governance Code” of the management report.

Pursuant to Section 322 (3) sentence 1 German Commercial Code (HGB), we declare that our audit has not led to any reservations relating to the legal compliance of the annual financial statements and of the management report.

Basis for the Audit Opinions

We conducted our audit of the annual financial statements and of the management report in accordance with Section 317 HGB and the EU Audit Regulation (No 537/2014; referred to subsequently as “EU Audit Regulation”) and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer (IDW). Our responsibilities under those requirements and principles are further described in the “Auditor’s Responsibilities for the Audit of the Annual Financial Statements and of the Management Report” section of our auditor’s report. We are independent of the Company in accordance with the requirements of European law and German commercial and professional law, and we have fulfilled our other German professional responsibilities in accordance with these requirements. In addition, in accordance with Article 10 (2) point (f) of the EU Audit Regulation, we declare that we have not provided

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non-audit services prohibited under Article 5 (1) of the EU Audit Regulation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions on the annual financial statements and on the management report.

Key Audit Matters in the Audit of the Annual Financial Statements

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the annual financial statements for the financial year from January 1 to December 31, 2020. These matters were addressed in the context of our audit of the annual financial statements as a whole and in forming our audit opinion thereon; we do not provide a separate audit opinion on these matters.

In the following, we present the issue of identification and measurement of provisions for credit losses, which we have determined in the course of our audit to be a key audit matter. Our presentation of this key audit matter has been structured as follows:

a)	description (including reference to corresponding information in the annual financial statements and the management report)
b)	auditor’s response.

Identification and measurement of provisions for credit losses

a)	In its annual financial statements for the financial year ended December 31, 2020, Landwirtschaftliche Rentenbank discloses loans and advances to credit institutions, loans and advances to customers, securities and contingent liabilities as well as irrevocable loan commitments totalling bEUR 87.2 arising from its lending business. In the light of the relative significance of credit transactions in the balance sheet of Rentenbank given a balance sheet total of bEUR 95.3, we considered the provisions for credit losses to be a key audit matter. The provisions for credit losses as at December 31, 2020 are as follows:

Rentenbank has set up general allowances of mEUR 3.0 and general provisions of kEUR 15 to provide for inherent credit risks in the lending business. As in the prior year, no specific allowances and/or provisions for imminent credit losses are recognised in the annual financial statements.

For the purpose of determining general allowances for inherent credit risks, loans and advances to credit institutions, loans and advances to customers, securities, contingent liabilities and irrevocable loan commitments without any identifiable imminent credit losses are allocated to rating levels on the basis of quantitative and qualitative criteria. They are calculated using an expected loss approach. For this purpose, the Bank uses annual probabilities of default in accordance with the respective internal rating levels. The probabilities of default are derived from data published by rating agencies using regression analyses. The loss given default is determined individually for each business line.

For determining potential specific allowances and/or provisions for imminent credit losses, the loans and advances, securities, contingent liabilities and irrevocable loan commitments for which a sustainable debt servicing capacity is not expected are identified in a first step. Subsequently, the specific allowances and/or provisions are determined on a case-by-case basis based on estimated future cash flows, taking into account expected cash inflows from the sale of collateral, if applicable.

The loss given default is the key value-determining parameter for determining the general allowances. In addition to this, in the light of the credit volume, we consider the identification of any need for specific allowances to be significant, as, in the scope of credit monitoring, this identification requires appropriate assumptions to be made concerning the solvency of the borrowers and, if applicable, the recoverability of collateral, and as, in this respect, these estimations and/or assumptions are subject to the judgement of the executive directors of Rentenbank.

Concerning an explanation of the system for risk provisioning, we draw attention to section 3 “Provision for loan losses” of the notes to the financial statements of Landwirtschaftliche Rentenbank as well as section “Credit risks” in the management report.

b)	In the scope of our audit, we relied, based on our risk assessment, on control-based and substantive procedures. We performed the following audit procedures, among others:
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First, we obtained an understanding of the development and composition of the credit portfolio, the associated credit risks and the internal control system with regard to the identification, management, monitoring and valuation of provisions for credit losses and assured ourselves of the appropriateness and effectiveness of the relevant accounting-related system of internal controls.

With regard to Rentenbank’s recognition and measurement policies, we assessed whether the method for measuring the general allowances and provisions complies with legally required accounting principles. As part of our audit of the risk management, we assessed and reviewed the methodological appropriateness of the parametrisation of default probabilities and loss given default. Moreover, we audited the correctness of the calculations for determining the general allowances and/or provisions. In addition, we audited the implementation and effectiveness of controls regarding the up-to-dateness and correctness of borrower ratings used by Rentenbank as well as for identifying defaulted borrowers and/or issuers. By means of a sample, which we determined both by risk-orientated means and on a random basis, we audited whether specific allowances for imminent credit losses were necessary using documentation supplied for proving creditworthiness and, if applicable, collaterals.

Other Information

The executive directors and the supervisory board are responsible for the other information. The other information comprises

•	the report of the supervisory board,
•	the declaration of compliance of the executive board and the supervisory board concerning the Public Corporate Governance Code of the German Federal Government referred to in section “Basic information on the Bank”, sub-section “Public Corporate Governance Code” of the management report,
•	the executive directors’ confirmation pursuant to Section 264 (2) sentence 3 and Section 289 (1) sentence 5 HGB, respectively, regarding the annual financial statements and the management report, and
•	all other parts of the annual report, with the exception of the audited annual financial statements and the audited content of the management report as well as the auditor’s report thereon.

The supervisory board is responsible for the report of the supervisory board. The executive directors and the supervisory board are responsible for the declaration of compliance concerning the Public Corporate Governance Code of the German Federal Government. Apart from that the executive directors are responsible for the other information.

Our audit opinions on the annual financial statements and on the management report do not cover the other information, and consequently we do not express an audit opinion or any other form of assurance conclusion thereon.

In connection with our audit, our responsibility is to read the other information stated above and, in so doing, to consider whether the other information

•	is materially inconsistent with the annual financial statements, with the audited content of the management report or our knowledge obtained in the audit, or
•	otherwise appears to be materially misstated.

Responsibilities of the Executive Directors and the Supervisory Board for the Annual Financial Statements and the Management Report

The executive directors are responsible for the preparation of the annual financial statements that comply, in all material respects, with the requirements of German commercial law, and that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with German Legally Required Accounting Principles. In addition, the executive

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directors are responsible for such internal control as they, in accordance with German Legally Required Accounting Principles, have determined necessary to enable the preparation of annual financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the annual financial statements, the executive directors are responsible for assessing the Company’s ability to continue as a going concern. They also have the responsibility for disclosing, as applicable, matters related to going concern. In addition, they are responsible for financial reporting based on the going concern basis of accounting, provided no actual or legal circumstances conflict therewith.

Furthermore, the executive directors are responsible for the preparation of the management report that as a whole provides an appropriate view of the Company’s position and is, in all material respects, consistent with the annual financial statements, complies with German legal requirements, and appropriately presents the opportunities and risks of future development. In addition, the executive directors are responsible for such arrangements and measures (systems) as they have considered necessary to enable the preparation of a management report that is in accordance with the applicable German legal requirements, and to be able to provide sufficient appropriate evidence for the assertions in the management report.

The supervisory board is responsible for overseeing the Company’s financial reporting process for the preparation of the annual financial statements and of the management report.

Auditor’s Responsibilities for the Audit of the Annual Financial Statements and of the Management Report

Our objectives are to obtain reasonable assurance about whether the annual financial statements as a whole are free from material misstatement, whether due to fraud or error, and whether the management report as a whole provides an appropriate view of the Company’s position and, in all material respects, is consistent with the annual financial statements and the knowledge obtained in the audit, complies with the German legal requirements and appropriately presents the opportunities and risks of future development, as well as to issue an auditor’s report that includes our audit opinions on the annual financial statements and on the management report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Section 317 HGB and the EU Audit Regulation and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer (IDW) will always detect a material misstatement. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual financial statements and this management report.

We exercise professional judgement and maintain professional scepticism throughout the audit. We also

•	identify and assess the risks of material misstatement of the annual financial statements and of the management report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinions. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.
•	obtain an understanding of internal control relevant to the audit of the annual financial statements and of arrangements and measures relevant to the audit of the management report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an audit opinion on the effectiveness of these systems of the Company.
•	evaluate the appropriateness of accounting policies used by the executive directors and the reasonableness of estimates made by the executive directors and related disclosures.
•	conclude on the appropriateness of the executive directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the
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auditor’s report to the related disclosures in the annual financial statements and in the management report or, if such disclosures are inadequate, to modify our respective audit opinions. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to be able to continue as a going concern.

•	evaluate the overall presentation, structure and content of the annual financial statements, including the disclosures, and whether the annual financial statements present the underlying transactions and events in a manner that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with German Legally Required Accounting Principles.
•	evaluate the consistency of the management report with the annual financial statements, its conformity with German law, and the view of the Company’s position it provides.
•	perform audit procedures on the prospective information presented by the executive directors in the management report. On the basis of sufficient appropriate audit evidence we evaluate, in particular, the significant assumptions used by the executive directors as a basis for the prospective information, and evaluate the proper derivation of the prospective information from these assumptions. We do not express a separate audit opinion on the prospective information and on the assumptions used as a basis. There is a substantial unavoidable risk that future events will differ materially from the prospective information.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with the relevant independence requirements, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, the related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the annual financial statements of the current period and are therefore the key audit matters. We describe these matters in the auditor’s report unless law or regulation precludes public disclosure about the matter.

OTHER LEGAL AND REGULATORY REQUIREMENTS

Report on the Audit of the Electronic Files of the Annual Financial Statements and of the Management Report prepared for Publication pursuant to Section 317 (3b) HGB

Audit Opinion

In accordance with Section 317 (3b) HGB, we have assessed with reasonable assurance whether the electronic files of the annual financial statements and of the management report (hereafter referred to as “ESEF files”) prepared for publication, contained in the accompanying file SHA256: 9009FF311989DA1D383E5297313B9F1AEB559F44989A43F663241517F49B9240, meet, in all material respects, the requirements concerning the electronic reporting format (“ESEF format”) pursuant to Section 328 (1) HGB. In accordance with the German legal requirements, this audit only covers the transfer of the annual financial statements’ and the management report’s information into the ESEF format, and therefore covers neither the information contained in these electronic files nor any other information contained in the file stated above.

In our opinion, the electronic files of the annual financial statements and of the management report prepared for publication contained in the accompanying file stated above meet, in all material respects, the requirements concerning the electronic reporting format pursuant to Section 328 (1) HGB. Beyond this audit opinion and our audit opinions on the accompanying annual financial statements and on the accompanying management report for the financial year from January 1 to December 31, 2020 contained in the above “Report on the Audit of the Annual Financial Statements and of the Management Report”, we do not express any audit opinion on the information contained in these electronic files and on any other information contained in the file stated above.

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Basis for the Audit Opinion

We conducted our audit of the electronic files of the annual financial statements and of the management report contained in the accompanying file stated above in accordance with Section 317 (3b) HGB and on the basis of the IDW Draft Auditing Standard: Audit of the Electronic Files of the Annual Financial Statements and of the Management Report prepared for Publication pursuant to Section 317 (3b) HGB (IDW Draft AuS 410). Our responsibilities in this context are further described in the section “Auditor’s Responsibilities for the Audit of the ESEF Files”. Our audit firm has applied the Quality Assurance Standard: Quality Assurance Requirements in Audit Practices (IDW QS 1) promulgated by the Institut der Wirtschaftsprüfer (IDW).

Responsibilities of the Executive Directors and the Supervisory Board for the ESEF Files

The executive directors of the Company are responsible for the preparation of the ESEF files based on the electronic files of the annual financial statements and of the management report according to Section 328 (1) sentence 4 no. 1 HGB.

In addition, the executive directors of the Company are responsible for such internal control as they have determined necessary to enable the preparation of ESEF files that are free from material violations against the requirements concerning the electronic reporting format pursuant to Section 328 (1) HGB, whether due to fraud or error.

The executive directors of the Company are also responsible for the submission of the ESEF files together with the auditor’s report and the accompanying audited annual financial statements and the audited management report as well as other documents to be filed with the publisher of the Federal Gazette.

The supervisory board is responsible for overseeing the preparation of the ESEF files as part of the financial reporting process.

Auditor’s Responsibilities for the Audit of the ESEF Files

Our objectives are to obtain reasonable assurance about whether the ESEF files are free from material violations, whether due to fraud or error, against the requirements pursuant to Section 328 (1) HGB. We exercise professional judgement and maintain professional scepticism throughout the audit. We also

•	identify and assess the risks of material violations against the requirements pursuant to Section 328 (1) HGB, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinion.
•	obtain an understanding of internal control relevant to the audit of the ESEF files in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an audit opinion on the effectiveness of these controls.
•	assess the technical validity of the ESEF files, i.e. whether the file containing the ESEF files meets the requirements of the Delegated Regulation (EU) 2019/815 in the version applicable as of the balance sheet date as to the technical specification of this file.
•	evaluate whether the ESEF files enable a XHTML copy of the audited annual financial statements and of the audited management report whose content is identical with these documents.

Further information pursuant to Article 10 of the EU Audit Regulation

We were elected as auditor by resolution of the supervisory board on April 2, 2020. We were engaged by the supervisory board on May 20, 2020. We have been the auditor of Landwirtschaftliche Rentenbank, Frankfurt am Main/Germany, without interruption since the financial year 2019.

We declare that the audit opinions expressed in this auditor’s report are consistent with the additional report to the audit committee pursuant to Article 11 of the EU Audit Regulation (long-form audit report).

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In addition to our audit, we provided the audited company and/or the entities controlled by that company with the following services, which were not disclosed in the annual financial statements or management report of the audited company:

•	project-based audit of the project for implementing SAP,
•	issuance of comfort letters and other related assurance services,
•	quality assessment of the internal audit function,
•	audit of the use of credit claims as collateral for central bank loans (Credit claims – submission and administration),
•	confirmation of the questionnaire for contributions to the deposit guarantee fund of the Association of German Public Banks (Bundesverband Öffentlicher Banken Deutschlands e.V.),
•	general presentation of applicable requirements for the consolidation of venture capital funds,
•	training of board members.

GERMAN PUBLIC AUDITOR RESPONSIBLE FOR THE ENGAGEMENT

The German Public Auditor responsible for the engagement is Stephanie Fischer.

Frankfurt am Main/Germany, March 2, 2021

Deloitte GmbH
Wirtschaftsprüfungsgesellschaft

Signed:	Christian Schweitzer Wirtschaftsprüfer (German Public Auditor)	Signed:	Stephanie Fischer Wirtschaftsprüferin (German Public Auditor)

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Report of the Supervisory Board

The Supervisory Board and its committees performed the duties delegated to them in accordance with Rentenbank’s Governing Law, its statutes and corporate governance principles, and advised and supervised the Management Board on its orderly conduct of business throughout the fiscal year.

The annual financial statements as well as the management report were prepared by the Management Board in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch, HGB) to December 31, 2020 and were audited by the auditors Deloitte GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, who issued an unqualified audit opinion. The findings of the audit were noted with approval by the Supervisory Board.

The Supervisory Board reviewed the annual financial statements, including the management report and the 2020 annual report on Landwirtschaftliche Rentenbank. The Supervisory Board adopts the Bank's annual financial statements including the management report for the 2020 fiscal year.

Of the net income of EUR 33,500,000 reported in the income statement, EUR 16,750,000 is being allocated to the principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law.

With respect to the remaining distributable profit of EUR 16,750,000 the Supervisory Board resolved to allocate EUR 8,375,000 to the German Federal Government’s Special Purpose Fund and EUR 8,375,000 to the Promotional Fund.

The Supervisory Board is satisfied that the Management and Supervisory Boards have complied with the German Public Corporate Governance Code (PCGK) as amended on June 30, 2009. It will continually monitor compliance with and the implementation of the Code. The Supervisory Board approves the Corporate Governance Report, including the Declaration of Conformity.

Frankfurt am Main, March 25, 2021

THE SUPERVISORY BOARD
OF LANDWIRTSCHAFTLICHE RENTENBANK

Chairman
/s/ Joachim Rukwied

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SUPPLEMENTARY INFORMATION ON FUNDED DEBT(1)

The following table sets forth information concerning Rentenbank’s outstanding bonds and notes as of December 31, 2020, with an initial maturity of more than one year and issued in the capital markets.

Currency/ISIN	Coupon Type/Number of Issues	Interest Rate per annum in %	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)

Euro
XF0029500414	fixed	0.33	2021	200,000,000.00	200,000,000.00
XF0029600776	fixed	4.29	2021	5,000,000.00	5,000,000.00
XF0029600776	fixed	4.29	2021	125,000,000.00	125,000,000.00
XF0029600685	fixed	4.13	2021	4,000,000.00	4,000,000.00
XF0029600628	fixed	4.09	2021	20,000,000.00	20,000,000.00
XF0029600685	fixed	4.13	2021	2,000,000.00	2,000,000.00
XF0029600776	fixed	4.29	2021	10,000,000.00	10,000,000.00
XS0670798171	fixed	2.88	2021	1,350,000,000.00	1,350,000,000.00
XS1016363308	floating	0.00	2021	1,200,000,000.00	1,200,000,000.00
XS1282903548	fixed	0.13	2021	150,000,000.00	150,000,000.00
XS1290249686	fixed	0.21	2021	100,000,000.00	100,000,000.00
XS0194344437	floating	0.00	2021	100,000,000.00	100,000,000.00
XS0195402192	floating	0.00	2021	100,000,000.00	100,000,000.00
XF0029600636	fixed	4.13	2022	20,000,000.00	20,000,000.00
XS1069776232	fixed	1.25	2022	1,550,000,000.00	1,550,000,000.00
XS1324535514	fixed	0.25	2022	1,500,000,000.00	1,500,000,000.00
XF0029500422	fixed	0.40	2023	400,000,000.00	400,000,000.00
XF0029600289	fixed	4.10	2023	5,000,000.00	5,000,000.00
XF0029600107	fixed	4.55	2023	10,000,000.00	10,000,000.00
XF0029600081	fixed	4.55	2023	10,000,000.00	10,000,000.00
XF0029600123	fixed	4.53	2023	20,000,000.00	20,000,000.00
XF0029600180	fixed	4.38	2023	30,000,000.00	30,000,000.00
XF0029600222	fixed	4.00	2023	55,000,000.00	55,000,000.00
XF0029600321	fixed	4.19	2023	10,000,000.00	10,000,000.00
XF0029600297	fixed	4.05	2023	10,000,000.00	10,000,000.00
XF0029600297	fixed	4.05	2023	26,000,000.00	26,000,000.00
XF0029600263	fixed	4.04	2023	12,000,000.00	12,000,000.00
XF0029600297	fixed	4.05	2023	5,000,000.00	5,000,000.00
XF0029600297	fixed	4.05	2023	500,000.00	500,000.00
XF0029600123	fixed	4.53	2023	300,000.00	300,000.00
XS1342915326	fixed	0.22	2023	200,000,000.00	200,000,000.00
XS1835983922	fixed	0.05	2023	2,500,000,000.00	2,500,000,000.00
XF0029600990	fixed	2.07	2024	50,000,000.00	50,000,000.00
XF0029601006	fixed	2.02	2024	100,000,000.00	100,000,000.00
XF0029212598	fixed	4.16	2024	2,000,000.00	2,000,000.00
XF0029600156	fixed	4.51	2024	55,700,000.00	55,700,000.00
XF0029600099	fixed	4.55	2024	10,000,000.00	10,000,000.00
XF0029600057	fixed	4.58	2024	20,000,000.00	20,000,000.00
XF0029600446	fixed	4.20	2024	20,000,000.00	20,000,000.00
XF0029600172	fixed	4.48	2024	15,000,000.00	15,000,000.00
XF0029600032	fixed	4.48	2024	20,000,000.00	20,000,000.00
XF0029600073	fixed	4.53	2024	40,000,000.00	40,000,000.00
XF0029600206	fixed	4.24	2024	10,000,000.00	10,000,000.00
XF0029600719	fixed	4.37	2024	10,000,000.00	10,000,000.00
XF0029600024	fixed	4.48	2024	25,000,000.00	25,000,000.00
XF0029600172	fixed	4.48	2024	10,000,000.00	10,000,000.00
XS1055718875	fixed	1.79	2024	15,000,000.00	15,000,000.00
XS1347758663	fixed	0.38	2024	2,050,000,000.00	2,050,000,000.00
XS1548516316	fixed	0.17	2024	100,000,000.00	100,000,000.00
XS1564325550	fixed	0.25	2024	2,200,000,000.00	2,200,000,000.00

98

Currency/ISIN	Coupon Type/Number of Issues	Interest Rate per annum in %	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)

XS1599274401	fixed	0.12	2024	100,000,000.00	100,000,000.00
XF0029211954	fixed	5.00	2024	5,000,000.00	5,000,000.00
XF0029211947	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029211954	fixed	5.00	2024	5,000,000.00	5,000,000.00
XF0029211970	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029211988	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029212812	fixed	0.24	2025	10,000,000.00	10,000,000.00
XF0029500430	fixed	0.16	2025	500,000,000.00	500,000,000.00
XF0029600198	fixed	4.23	2025	25,000,000.00	25,000,000.00
XF0029601014	fixed	2.00	2025	50,000,000.00	50,000,000.00
XF0029212820	fixed	0.25	2025	10,000,000.00	10,000,000.00
XF0029600198	fixed	4.23	2025	1,000,000.00	1,000,000.00
XF0029600396	fixed	4.23	2025	7,000,000.00	7,000,000.00
XF0029600404	fixed	4.23	2025	35,000,000.00	35,000,000.00
XF0029600412	fixed	4.20	2025	55,250,000.00	55,250,000.00
XF0029600495	fixed	4.33	2025	5,000,000.00	5,000,000.00
XF0029600396	fixed	4.23	2025	10,000,000.00	10,000,000.00
XS1673096829	fixed	0.25	2025	1,750,000,000.00	1,750,000,000.00
XS1787328548	fixed	0.50	2025	1,550,000,000.00	1,550,000,000.00
XF0029601022	fixed	2.05	2026	50,000,000.00	50,000,000.00
XF0029212804	fixed	0.38	2026	30,000,000.00	30,000,000.00
XF0029600834	fixed	4.15	2026	5,000,000.00	5,000,000.00
XF0029600818	zero	0.00	2026	81,693,092.79	81,693,092.79
XF0029600925	fixed	3.91	2026	25,000,000.00	25,000,000.00
XS1379610675	fixed	0.38	2026	2,500,000,000.00	2,500,000,000.00
XF0029115338	floating	0.00	2027	19,290,123.46	19,290,123.46
XF0029600370	fixed	4.00	2027	65,000,000.00	65,000,000.00
XF0029600875	zero	0.00	2027	20,908,388.26	20,908,388.26
XF0029600875	zero	0.00	2027	23,109,271.22	23,109,271.22
XS1615677280	fixed	0.63	2027	1,900,000,000.00	1,900,000,000.00
XS2233120554	fixed	0.00	2027	1,750,000,000.00	1,750,000,000.00
XF0029600040	fixed	4.51	2028	20,000,000.00	20,000,000.00
XF0029600065	fixed	4.49	2028	20,000,000.00	20,000,000.00
XF0029600149	fixed	4.41	2028	3,000,000.00	3,000,000.00
XF0029600149	fixed	4.41	2028	40,000,000.00	40,000,000.00
XF0029600115	fixed	4.47	2028	40,000,000.00	40,000,000.00
XF0029600461	fixed	4.32	2028	5,000,000.00	5,000,000.00
XF0029600248	fixed	3.91	2028	20,000,000.00	20,000,000.00
XF0029600248	fixed	3.91	2028	30,000,000.00	30,000,000.00
XS1918006641	fixed	0.71	2028	10,000,000.00	10,000,000.00
XS1951092144	fixed	0.38	2028	1,500,000,000.00	1,500,000,000.00
XF0029600743	zero	0.00	2029	47,774,800.48	47,774,800.48
XS1935141033	fixed	0.40	2029	10,000,000.00	10,000,000.00
XS1957349332	fixed	0.50	2029	1,700,000,000.00	1,700,000,000.00
XS2021173922	fixed	0.05	2029	1,200,000,000.00	1,200,000,000.00
XS2084429963	fixed	0.00	2029	1,300,000,000.00	1,300,000,000.00
XS1192872866	fixed	0.63	2030	2,010,000,000.00	2,010,000,000.00
XF0029600933	zero	0.00	2031	490,000,000.00	490,000,000.00
XF0029600933	zero	0.00	2031	10,000,000.00	10,000,000.00
XF0029600602	fixed	4.48	2031	25,000,000.00	25,000,000.00
XF0029600594	fixed	4.48	2031	20,000,000.00	20,000,000.00
XF0029601147	fixed	0.31	2031	15,000,000.00	15,000,000.00
XS1386405150	fixed	0.60	2031	20,000,000.00	20,000,000.00

99

Currency/ISIN	Coupon Type/Number of Issues	Interest Rate per annum in %	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)

XF0029601030	fixed	1.20	2035	48,000,000.00	48,000,000.00
XF0029601048	zero	0.00	2035	42,000,000.00	42,000,000.00
XS1290114757	zero	0.00	2035	34,800,000.00	34,800,000.00
XF0029601105	zero	0.00	2036	65,638,543.30	65,638,543.30
XF0029601097	zero	0.00	2036	63,302,185.47	63,302,185.47
XF0029601071	zero	0.00	2036	65,999,833.44	65,999,833.44
XF0029601097	zero	0.00	2036	2,693,710.02	2,693,710.02
XF0029601071	zero	0.00	2036	1,374,996.53	1,374,996.53
XF0029601121	zero	0.00	2036	31,735,859.00	31,735,859.00
XF0029601113	zero	0.00	2036	31,893,025.25	31,893,025.25
XF0029601139	zero	0.00	2036	30,504,751.00	30,504,751.00
XF0029601162	zero	0.00	2036	33,538,928.25	33,538,928.25
XS1511781897	fixed	0.63	2036	1,550,000,000.00	1,550,000,000.00
XS1774153248	zero	0.00	2038	70,738,910.00	70,738,910.00
XS2263517364	fixed	0.01	2040	500,000,000.00	500,000,000.00
XF0029600917	zero	0.00	2041	75,771,322.69	75,771,322.69
XF0029600941	zero	0.00	2041	76,000,000.00	76,000,000.00
XF0029600941	zero	0.00	2041	152,000,000.00	152,000,000.00
XF0029601089	zero	0.00	2041	16,000,000.00	16,000,000.00
XF0029601063	zero	0.00	2045	23,871,898.75	23,871,898.75
XF0029601154	zero	0.00	2046	44,000,000.00	44,000,000.00
XF0029601170	zero	0.00	2046	84,887,433.00	84,887,433.00
XF0029601188	zero	0.00	2046	84,737,436.10	84,737,436.10
XF0029601204	zero	0.00	2047	145,207,565.76	145,207,565.76
XF0029601212	zero	0.00	2047	10,890,567.42	10,890,567.42
XF0029601220	zero	0.00	2047	18,247,278.60	18,247,278.60
XS1573223622	zero	0.00	2047	106,000,000.00	106,000,000.00
XS1701861848	zero	0.00	2047	31,717,479.50	31,717,479.50
DE0002942448	zero	0.00	2049	507,500.00	507,500.00
Euro Total:	132			37,078,584,900.29	37,078,584,900.29

Australian Dollar
XS0613944353	fixed	6.57	2021	17,000,000.00	10,694,514.34
AU3CB0228716	fixed	2.50	2021	400,000,000.00	251,635,631.61
AU3CB0192276	fixed	5.50	2022	1,050,000,000.00	660,543,532.96
AU3CB0227841	fixed	2.70	2022	1,225,000,000.00	770,634,121.79
XS0956359383	fixed	4.88	2023	50,000,000.00	31,454,453.95
AU3CB0204543	fixed	4.25	2023	1,925,000,000.00	1,210,996,477.10
AU3CB0214211	fixed	4.75	2024	1,475,000,000.00	927,906,391.55
AU3CB0222362	fixed	4.25	2025	1,500,000,000.00	943,633,618.52
AU3CB0220598	fixed	4.75	2026	780,000,000.00	490,689,481.63
AU3CB0239796	fixed	2.60	2027	675,000,000.00	424,635,128.33
AU3CB0246999	fixed	3.25	2028	955,000,000.00	600,780,070.46
AU3CB0254001	fixed	3.20	2029	450,000,000.00	283,090,085.56
AU3CB0265411	fixed	1.90	2030	100,000,000.00	62,908,907.90
AU3CB0247062	fixed	3.40	2032	100,000,000.00	62,908,907.90
Australian Dollar Total:	14			10,702,000,000.00	6,732,511,323.60

Canadian Dollar
XS1089927781	fixed	2.25	2021	100,000,000.00	63,967,248.77
Canadian Dollar Total:	1			100,000,000.00	63,967,248.77

100

Currency/ISIN	Coupon Type/Number of Issues	Interest Rate per annum in %	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)

Swiss Franc
XS0418386479	fixed	2.82	2021	50,000,000.00	46,287,724.50
CH0049932863	fixed	2.83	2024	50,000,000.00	46,287,724.50
Swiss Franc Total:	2			100,000,000.00	92,575,448.99

British Pound Sterling
XS1409512693	fixed	1.13	2021	650,000,000.00	723,001,457.13
XS2063283712	fixed	0.63	2022	300,000,000.00	333,692,980.21
XS1550212416	fixed	1.13	2023	1,350,000,000.00	1,501,618,410.95
XS1944468617	fixed	1.38	2024	250,000,000.00	278,077,483.51
XS1872363558	fixed	1.38	2025	700,000,000.00	778,616,953.83
XS2035406987	fixed	0.88	2026	650,000,000.00	723,001,457.13
British Pound Sterling Total:	6			3,900,000,000.00	4,338,008,742.76

Hong Kong Dollar
XS2038540485	fixed	1.85	2021	200,000,000.00	21,021,210.40
Hong Kong Dollar Total:	1			200,000,000.00	21,021,210.40

Japanese Yen
XS0128270757	fixed	2.77	2021	1,000,000,000.00	7,905,763.30
XS0129607783	fixed	2.60	2021	1,000,000,000.00	7,905,763.30
XS0134907327	fixed	2.50	2021	2,300,000,000.00	18,183,255.59
XS0141839141	fixed	2.60	2022	2,500,000,000.00	19,764,408.25
XS0158467554	floating	0.00	2022	2,000,000,000.00	15,811,526.60
XS0075146208	floating	0.00	2022	5,000,000,000.00	39,528,816.51
XS0080533598	floating	0.00	2022	5,000,000,000.00	39,528,816.51
XS0065054149	floating	0.00	2025	3,000,000,000.00	23,717,289.90
XS0064185035	floating	0.00	2026	10,000,000,000.00	79,057,633.01
Japanese Yen Total:	9			31,800,000,000.00	251,403,272.99

Mexican Peso
XS1721762240	fixed	7.46	2027	230,000,000.00	9,420,052.42
Mexican Peso Total:	1			230,000,000.00	9,420,052.42

Norwegian Kroner
NO0010778251	floating	1.68	2021	600,000,000.00	57,304,948.28
XS1560721927	floating	1.70	2022	500,000,000.00	47,754,123.57
XS1940127217	fixed	1.38	2022	1,000,000,000.00	95,508,247.14
XS2051677909	fixed	1.25	2023	1,000,000,000.00	95,508,247.14
XS2100782155	fixed	1.75	2025	2,000,000,000.00	191,016,494.27
XS2178489899	fixed	0.33	2025	500,000,000.00	47,754,123.57
Norwegian Kroner Total:	6			5,600,000,000.00	534,846,183.97

New Zealand Dollar
NZLRBDT011C7	fixed	3.00	2021	100,000,000.00	58,878,944.89
NZLRBDT012C5	fixed	3.63	2022	150,000,000.00	88,318,417.33
XF0029212796	fixed	4.11	2023	15,000,000.00	8,831,841.73
XF0029212796	fixed	4.11	2023	6,000,000.00	3,532,736.69
NZLRBDT013C3	fixed	3.00	2023	250,000,000.00	147,197,362.22
NZLRBDT009C1	fixed	5.38	2024	1,000,000,000.00	588,789,448.89
NZLRBDT014C1	fixed	0.75	2025	300,000,000.00	176,636,834.67
XS1839905608	fixed	3.62	2028	40,000,000.00	23,551,577.96
XS1557161269	fixed	4.32	2032	15,000,000.00	8,831,841.73
New Zealand Dollar Total:	9			1,876,000,000.00	1,104,569,006.12

101

Currency/ISIN	Coupon Type/Number of Issues	Interest Rate per annum in %	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)

Swedish Krona
XS2157185146	fixed	0.18	2022	1,000,000,000.00	99,658,172.47
XS1981094102	fixed	0.63	2026	2,000,000,000.00	199,316,344.94
XS1690650392	fixed	1.46	2027	2,780,000,000.00	277,049,719.46
XS1739553755	fixed	1.22	2027	150,000,000.00	14,948,725.87
XS2238022060	fixed	0.20	2027	1,000,000,000.00	99,658,172.47
XS1784133099	fixed	1.42	2028	187,000,000.00	18,636,078.25
XS1811361978	fixed	1.24	2028	150,000,000.00	14,948,725.87
XS1908251322	fixed	1.23	2028	3,650,000,000.00	363,752,329.51
XS1910862108	fixed	1.24	2028	1,600,000,000.00	159,453,075.95
Swedish Krona Total:	9			12,517,000,000.00	1,247,421,344.79

Singapore Dollar
XS1599444418	fixed	1.72	2022	500,000,000.00	308,299,420.40
Singapore Dollar Total:	1			500,000,000.00	308,299,420.40

Turkish Lira
XS1069567151	fixed	9.50	2022	165,000,000.00	18,105,803.73
Turkish Lira Total:	1			165,000,000.00	18,105,803.73

United States Dollar
XF0029212747	fixed	3.80	2021	10,000,000.00	8,149,295.09
XF0029212762	fixed	3.43	2021	60,000,000.00	48,895,770.52
XF0029212770	fixed	3.05	2021	35,000,000.00	28,522,532.80
XS1047849093	fixed	2.38	2021	1,575,000,000.00	1,283,513,976.04
US51511CAM01	floating	0.58	2021	1,080,000,000.00	880,123,869.29
US51511CAN83	floating	0.48	2021	1,550,000,000.00	1,263,140,738.33
XS1434518012	floating	0.48	2021	100,000,000.00	81,492,950.86
US515110BL73	fixed	2.25	2021	1,250,000,000.00	1,018,661,885.75
US515110BS27	fixed	2.00	2021	1,500,000,000.00	1,222,394,262.90
US515110BW39	fixed	1.75	2021	1,000,000,000.00	814,929,508.60
US51511CAK45	floating	0.26	2022	1,745,000,000.00	1,422,051,992.50
XS1218982251	fixed	1.88	2023	2,500,000,000.00	2,037,323,771.49
US515110BV55	fixed	3.13	2023	1,250,000,000.00	1,018,661,885.75
XS1551675488	fixed	2.38	2024	1,600,000,000.00	1,303,887,213.76
XS1270831420	floating	0.71	2025	30,000,000.00	24,447,885.26
XS1371543742	floating	0.93	2025	40,000,000.00	32,597,180.34
US515110BN30	fixed	2.00	2025	2,000,000,000.00	1,629,859,017.20
US515110BP87	fixed	2.38	2025	1,500,000,000.00	1,222,394,262.90
US515110BX12	fixed	0.50	2025	2,000,000,000.00	1,629,859,017.20
US515110BR44	fixed	1.75	2026	1,500,000,000.00	1,222,394,262.90
XS1691887852	fixed	2.44	2027	50,000,000.00	40,746,475.43
XS2101346208	fixed	1.75	2027	1,950,000,000.00	1,589,112,541.77
US515110BT00	fixed	2.50	2027	1,250,000,000.00	1,018,661,885.75
US515110BY94	fixed	0.88	2030	1,500,000,000.00	1,222,394,262.90
XF0029601196	fixed	3.50	2037	30,000,000.00	24,447,885.26
United States Dollar Total:	25			27,105,000,000.00	22,088,664,330.54

South African Rand
XS1069178173	fixed	8.25	2022	1,550,000,000.00	86,006,469.91
South African Rand Total:	1			1,550,000,000.00	86,006,469.91

(1)	Interest rate of floating rate note means the applicable interest rate as of December 31, 2020.
(2)	Conversion into euro at the spot rate using the European Central Bank reference rates on December 31, 2020.

102

a THE FEDERAL REPUBLIC OF GERMANY

The following information regarding the Federal Republic is derived from the public official documents cited below. Certain information is preliminary.

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of approximately 358,000 square kilometers (about 138,000 square miles). Due to lower net immigration, higher mortality (partially due to the COVID-19 pandemic) and an expected slightly smaller number of births compared to 2019, the population is projected not to have grown in 2020 for the first time since 2011, amounting to 83.2 million people at the end of 2020. The projected stagnation is due to Germany’s birth deficit (i.e., the negative difference between births and deaths), which is offset by the expected immigration surplus. Based on provisional results, the Federal Statistical Office estimates that net immigration amounted to between 180,000 and 240,000 persons in 2020. The migration surplus declined for the fifth consecutive year after the extremely strong inflow of foreigners in 2015. In 2020, travel restrictions imposed to mitigate the effects of the COVID-19 pandemic, in particular, are likely to have led to a decrease in migration. In 2019, approximately 16.9% of the total population was concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas were (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Sources: Statistisches Bundesamt, Bundesländer mit Hauptstädten nach Fläche, Bevölkerung und Bevölkerungsdichte am 31.12.2019 (September 2020) (https://www.destatis.de/DE/Themen/Laender-Regionen/Regionales/Gemeindeverzeichnis/Administrativ/02-bundeslaender.html); Statistisches Bundesamt, No population growth expected for 2020, press release of January 12, 2021 (https://www.destatis.de/EN/Press/2021/01/PE21_016_12411.html; German version: https://www.destatis.de/DE/Presse/Pressemitteilungen/2021/01/PD21_016_12411.html); Statistisches Bundesamt, Städte (alle Gemeinden mit Stadtrecht) nach Fläche, Bevölkerung und Bevölkerungsdichte am 31.12.2019 (September 2020) (https://www.destatis.de/DE/Themen/Laender-Regionen/Regionales/Gemeindeverzeichnis/Administrativ/05-staedte.html).

The following table shows selected key demographic figures for the Federal Republic for the years stated.

G-1

POPULATION

	2019	2018	2017 (1)	2016 (1)	2015
	(number of persons)
Total population	83,166,711	83,019,213	82,792,351	82,521,653	82,175,684
Age distribution	(percent of total population)
Under 20	18.4	18.4	18.4	18.4	18.3
20-40	24.6	24.6	24.6	24.5	24.5
40-60	28.4	28.8	29.1	29.4	29.8
60-80	21.7	21.7	21.7	21.6	21.6
80 and more	6.8	6.5	6.2	6.0	5.8
Growth rate	(percent change on the previous year)
Total population	0.2	0.3	0.3	0.4	1.2
Under 20	0.2	0.3	0.2	1.0	2.2
20-40	0.1	0.5	0.7	0.6	2.6
40-60	-1.1	-0.8	-0.8	-0.9	-0.4
60-80	0.4	0.3	0.5	0.4	0.4
80 and more	5.4	4.6	4.2	4.5	4.1

(1)	Due to methodological changes and further technical developments, the results for the 2017 and 2016 reporting years are only comparable with the previous years’ figures to a certain extent. The accuracy of the results for 2016 in particular is limited due to inconsistencies, among other things, in connection with the increased immigration and the resulting problems in the registration of persons seeking protection under reporting law.

Sources: Statistisches Bundesamt, Bevölkerung, Bevölkerungsstand, Bevölkerung nach Altersgruppen, Deutschland (https://www.destatis.de/DE/Themen/Gesellschaft-Umwelt/Bevoelkerung/Bevoelkerungsstand/Tabellen/liste-altersgruppen.html); Statistisches Bundesamt, Bevölkerung, Bevölkerungsstand, Bevölkerung nach Altersgruppen,Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/Themen/Gesellschaft-Umwelt/Bevoelkerung/Bevoelkerungsstand/Tabellen/liste-altersgruppen.html).

Without the migration surplus, the total population would have fallen every year since 1972 because more people died than were born in each year. These developments are expected to continue, together with the increased aging of the population. According to the 14th coordinated population projection of the Federal Statistical Office covering the period until 2060, even a rising birth rate and sustained high net immigration can only slow down aging, but not prevent it. The number of people of working age between 20 and 66 is expected to decline by 4 to 6 million by 2035, which may result in a downward pressure on Germany’s growth potential in the long term. For the total population, however, a wider range of possible future developments is projected. While it is expected to increase until at least 2024, assuming a moderate development in birth rates and life expectancy, the total population is expected to decline from 2040 onwards at the latest, even if net immigration remains permanently high. However, assuming that, in addition to permanently high net immigration, birth rates were to continue to rise, the total population would stabilize after the increase projected until at least 2024. In 2060, Germany is therefore projected to have a total population ranging from 74 to 84 million people, depending on the development of the aforementioned demographic factors.

Sources: Statistisches Bundesamt, No population growth expected for 2020, press release of January 12, 2021 (https://www.destatis.de/EN/Press/2021/01/PE21_016_12411.html; German version: https://www.destatis.de/DE/Presse/Pressemitteilungen/2021/01/PD21_016_12411.html); Statistisches Bundesamt, Working-age population expected to decrease by 4 to 6 million by 2035, press release of June 27, 2019 (https://www.destatis.de/EN/Press/2019/06/PE19_242_12411.html); Statistisches Bundesamt, Bevökerungsvorausberechnung, 14. koordinierte Bevölkerungsvorausberechnung – Basis 2018 (https://www.destatis.de/DE/Themen/Gesellschaft-Umwelt/Bevoelkerung/Bevoelkerungsvorausberechnung/aktualisierung-bevoelkerungsvorausberechnung.html).

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, the latter consisting of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

G-2

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 24, 2017. The next general election is currently scheduled for September 26, 2021.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates, awarded to the candidate with the most votes in a given electoral district, in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Alternative for Germany (AfD), the Free Democratic Party (FDP), the Left-Wing Party (Die Linke) and the Greens (Bündnis 90/Die Grünen).

Since 1949, the Federal Republic has been governed by eight Chancellors over 19 electoral periods. After prolonged negotiations, the most recent general election, held in September 2017, resulted in a coalition between the Christian Democrats (CDU/CSU) and the Social Democratic Party (SPD). On March 14, 2018, the Bundestag re-elected Dr. Angela Merkel (CDU) Chancellor for the fourth time. Dr. Merkel has been serving as Chancellor since 2005.

Sources: The Federal Returning Officer, Official final result of the 2017 Bundestag Election, press release of October 12, 2017 (https://www.bundeswahlleiter.de/en/info/presse/mitteilungen/bundestagswahl-2017/34_17_endgueltiges_ergebnis.html); Koalitionsvertrag zwischen CDU, CSU und SPD Ein neuer Aufbruch für Europa. Eine neue Dynamik für Deutschland. Ein neuer Zusammenhalt für unser Land, March 12, 2018 (https://www.bundeskanzlerin.de/Content/DE/_Anlagen/2018/03/2018-03-14-koalitionsvertrag.pdf?__blob=publicationFile&v=1); The Federal Chancellor, Angela Merkel re-elected Chancellor, news of March 14, 2018 (https://www.bundeskanzlerin.de/Content/EN/Artikel/2018/03_en/2018-03-14-wahl-im-bundestag_en.html); The Federal Returning Officer, Bundestag Election 20201, Election to the 20th German Bundestag on 26 September 2021 (https://www.bundeswahlleiter.de/en/bundestagswahlen/2021.html).

The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2017 Elections		2013 Elections		2009 Elections		2005 Elections		2002 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats
CDU/CSU	33.0	246	41.5	311	33.8	239	35.2	226	38.5	248
SPD	20.5	153	25.7	193	23.0	146	34.2	222	38.5	251
AfD	12.6	94	4.7	—	—	—	—	—	—	—
FDP	10.7	80	4.8	—	14.6	93	9.8	61	7.4	47
Die Linke. (1)	9.2	69	8.6	64	11.9	76	8.7	54	4.0	2
Bündnis 90/Die Grünen	8.9	67	8.4	63	10.7	68	8.1	51	8.6	55
Others	5.0	—	6.2	—	6.0	—	3.9	—	3.0	—
Total		709		631		622		614		603

(1)	Results for the Party of Democratic Socialism (PDS) for all elections prior to 2005.

Sources: Der Bundeswahlleiter, Bundestagswahl 2017 (https://www.bundeswahlleiter.de/bundestagswahlen/2017/ergebnisse/bund-99.html), Statistisches Bundesamt, Statistisches Jahrbuch 2016, Tables 10.1.1 and 10.1.2; Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3.1, 4.3.2 and 4.6).

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International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association, the Council of Europe, the Organization for Economic Cooperation and Development and the North Atlantic Treaty Organization. Furthermore, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, the Asian Infrastructure Investment Bank and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community in 1951, which later developed into the EU. Since its foundation, the EU has grown considerably. Following the withdrawal of the United Kingdom (“UK”) from the EU on January 31, 2020, 27 countries currently form part of the EU. These include Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, the Slovak Republic, Slovenia, Spain and Sweden (together, the “EU Member States”). See “—Political Integration” below for more information on the UK’s decision to withdraw from the EU and the withdrawal process. According to provisional data, the aggregate population of the 27 EU Member States was approximately 447 million as of January 1, 2020. The composition of the EU is still evolving. Formal accession negotiations are currently being conducted with Montenegro and Serbia. Furthermore, while Turkey remains a candidate country and a key partner of the EU in many areas, its accession negotiations have effectively come to a standstill. In March 2020, it was decided to begin accession negotiations with Albania and North Macedonia, but negotiations have not yet commenced. Bosnia and Herzegovina and Kosovo are potential candidates, but both countries still have to address EU-related reforms before a decision on accession negotiations can be taken.

Sources: European Union, The history of the European Union (http://europa.eu/about-eu/eu-history/index_en.htm); European Union, The history of the European Union: 1945-1959 (https://europa.eu/european-union/about-eu/history/1945-1959_en); European Union, About the EU (https://europa.eu/european-union/about-eu/countries_en#the-27-member-countries-of-the-eu); Statistical Office of the European Communities, Total population (https://ec.europa.eu/eurostat/databrowser/view/tps00001/default/table?lang=en); European Commission, Enlargement, Countries, Check current status (https://ec.europa.eu/neighbourhood-enlargement/countries/check-current-status_en); European Commission, Commission welcomes the green light to opening of accession talks with Albania and North Macedonia, press release of March 25, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/IP_20_519).

Political Integration

The EU is based on treaties that are binding agreements between the EU Member States and have been approved voluntarily and democratically by all EU Member States. The treaties set out the EU’s objectives, the rules governing the EU institutions, the way decisions are taken and the relationship between the EU and the EU Member States. Treaties are amended to make the EU more efficient and transparent, to prepare for the accession of new member countries and to introduce new areas of cooperation. Under the treaties, EU institutions can adopt legislation, which the EU Member States then implement.

The EU’s three main institutions are the Council of the EU (representing the governments of the EU Member States) (the “Council”), the Parliament (elected by and representing the citizens of the EU Member States) and the European Commission (the executive body of the EU). In addition, the European Council, which consists of the heads of state or government of the EU Member States, the European Council President and the President of the European Commission, defines the EU’s overall political direction and priorities. It is not one of the EU’s legislating institutions, but rather sets the EU’s policy agenda, traditionally by adopting conclusions during European Council meetings which identify issues of concern and actions to take.

Article 50 of the Treaty on European Union provides for a mechanism for the voluntary and unilateral withdrawal of a Member State from the EU. Pursuant to Article 50, the withdrawal process is initiated by a notification from the Member State wishing to withdraw to the European Council. The EU treaties cease to apply to a Member State from the later of the date of entry into force of an agreement setting out arrangements for the Member State’s withdrawal, or within two years of the notification of the withdrawal. The European Council may, in agreement with the Member State concerned, unanimously decide to extend the period beyond two years.

G-4

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (https://publications.europa.eu/en/publication-detail/-/publication/a5ba73c6-3c6a-11e8-b5fe-01aa75ed71a1); Europa.eu, Treaties currently in force (https://eur-lex.europa.eu/collection/eu-law/treaties/treaties-force.html); European Council, Council of the European Union, The European Council (https://www.consilium.europa.eu/en/european-council/); Europa.eu, Consolidated versions of the Treaty on European Union, Article 50 (https://eur-lex.europa.eu/eli/treaty/teu_2016/art_50/oj).

On June 23, 2016, the citizens of the UK voted to leave the EU, and on March 29, 2017, the UK notified the European Council accordingly. After conclusion of the negotiations and ratification of the withdrawal agreement, the UK left the EU on January 31, 2020. A transition period was agreed between the EU and the UK, during which the UK still applied EU law and negotiations of the terms of the future cooperation between the UK and the EU were conducted, in each case until December 31, 2020. On December 24, 2020, the UK and the EU reached an agreement on future cooperation. On January 1, 2021, to minimize disruption, the Trade and Cooperation Agreement (the “Agreement”) was provisionally enacted while it was pending approval by the European Parliament. Following the European Parliament’s consent to the Agreement on April 27, 2021, and the Council’s conclusion, the Agreement entered into force permanently on May 1, 2021.

Sources: European Council, Policies, Brexit (https://www.consilium.europa.eu/en/policies/eu-uk-after-referendum/); European Council, Policies, EU-UK negotiations on the future relationship (https://www.consilium.europa.eu/en/policies/eu-uk-negotiations-on-the-future-relationship/); European Parliament, Parliament formally approves EU-UK trade and cooperation agreement, press release of April 28, 2021 (https://www.europarl.europa.eu/news/en/press-room/20210423IPR02772/parliament-formally-approves-eu-uk-trade-and-cooperation-agreement).

Economic Integration

From its inception, the EU has had the fundamental objective, in line with its predecessors, of economic integration of its member states. Culminating a long process, a single market that provides for the free movement of goods and services, persons and capital among the EU Member States was established as of January 1, 1993. The integration of the EU Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for EU Member States’ companies, thereby promoting economic efficiency, and by a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one Member State. The EU promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU. Another important policy area for the EU has been agriculture and fisheries.

EU Budget. The EU’s expenditures are governed by a long-term budget, also referred to as multiannual financial framework (“MFF”). The MFF is meant to ensure that the EU’s expenditures develop in an orderly manner and within the limits of its own resources. It aims to align spending with policy priorities, to increase predictability of EU finances for co-financers and beneficiaries, to ensure EU budgetary discipline and to facilitate the adoption of the annual EU budget. It sets overall spending limits by determining annual maximum amounts for commitment appropriations, which cover commitments made to spend funds over one or more years in certain expenditure categories and for payment appropriations.

The regulation laying down the MFF of the EU for the years 2021 to 2027 was formally adopted in December 2020. The regulation provides for a long-term EU budget of EUR 1,074.3 billion (at 2018 prices) in commitment appropriations. Together with the new temporary Next Generation EU recovery instrument (the “EU Recovery Instrument”) of up to EUR 750 billion (at 2018 prices), which is specifically aimed at addressing the socioeconomic consequences of the COVID-19 pandemic, this will allow the EU to provide an unprecedented amount of approximately EUR 1.8 trillion to support recovery from the COVID-19 pandemic in Europe and further the EU’s long-term priorities across different policy areas with new and reinforced priorities, including green and digital transitions. For more information on the EU’s response to the COVID-19 pandemic, see “— EU Response to the COVID-19 Pandemic.” The 2021 EU budget, which was adopted by the Council and the European Parliament in December 2020, amounts to EUR 164 billion in commitment appropriations and EUR 166 billion in payment appropriations.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (https://publications.europa.eu/en/publication-detail/-/publication/a5ba73c6-3c6a-11e8-b5fe-01aa75ed71a1); European Banking Authority, Topics, Passporting and supervision of branches (https://eba.europa.eu/regulation-and-policy/passporting-and-supervision-branches); European Council, Policies, EU budget (https://www.consilium.europa.eu/en/policies/the-eu-budget/); European Council, Policies, Long-term EU budget 2021-2027 and recovery package (https://www.consilium.europa.eu/en/policies/the-eu-budget/long-term-eu-budget-2021-2027/); European Commission, EU budget

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2021: A kick-start of the European recovery, press release of December 18, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/IP_20_2489).

Trade The EU is responsible for trade matters with third-party countries. In the area of trade in goods, the EU has exclusive competence. Furthermore, the EU’s responsibilities also cover trade in services, the commercial aspects of intellectual property (such as patents), public procurement and foreign direct investment, whereas in the case of portfolio investments, investment protection and investment dispute settlement, the competence is shared between the EU and the Member States. In particular, the EU is responsible for negotiating and concluding international trade agreements as well as identifying trade barriers and unfair trade practices by trading partners and adopting appropriate countermeasures. Trade agreements are negotiated by the European Commission upon authorization of the Council. Once the European Commission completes negotiations, the Council and the European Parliament examine the final negotiated agreement and decide whether or not to approve it. Trade agreements regulating areas of mixed responsibility between the EU and the EU Member States can only be concluded after ratification by all EU Member States.

Sources: European Commission, Business, Economy, Euro, Trade with non-EU countries, EU trade policy-making (http://ec.europa.eu/trade/policy/policy-making); Federal Ministry for Economic Affairs and Energy, Topics, Trade Policy, European Trade Policy (http://www.bmwi.de/Redaktion/EN/Dossier/trade-policy.html).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating member states on December 31, 1998 and the introduction of the euro as the single European currency in the euro area on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the twelve member states forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, Slovakia, Estonia, Latvia and Lithuania subsequently joined the euro area.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “—Monetary and Financial System” for more information on the ECB and ESCB as well as on the European financial system. The Eurosystem, consisting of the ECB and the national central banks of those EU Member States whose currency is the euro (“Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: European Union, EU treaties, Treaty on European Union – Maastricht Treaty (https://europa.eu/european-union/law/treaties_en); European Central Bank, Economic and Monetary Union (EMU) (http://www.ecb.int/ecb/history/emu/html/index.en.html); European Central Bank, Use of the euro (https://www.ecb.europa.eu/euro/intro/html/index.en.html); European Central Bank, Monthly Bulletin, 10th Anniversary of the ECB (https://www.ecb.europa.eu/pub/pdf/other/10thanniversaryoftheecbmb200806en.pdf).

EU Economic Governance

The EU economic governance framework aims to detect, prevent and correct problematic economic trends such as excessive government deficits or public debt levels, which can stunt growth and put economies at risk. The framework consists of the following main components.

Stability and Growth Pact. To strengthen the monitoring and coordination of national fiscal and economic policies, the EU Member States established the Stability and Growth Pact (“SGP”) in 1997. Every April, EU Member States are required to lay out their fiscal plans for the year based on economic governance rules set forth in the SGP. Euro Area Member States do this in documents known as “Stability Programs”, while EU Member States whose currency is not the euro submit “Convergence Programs”, which include additional information about monetary policies. In addition, to ensure the coordination of fiscal policies among Euro Area Member States, governments are required by European economic governance rules to submit their draft budgetary plans for the following year to the European Commission by October 15 of each year.

The preventive arm of the SGP binds EU Member States to their commitments towards sound fiscal policies and coordination by setting country-specific, medium-term budgetary targets. These budget deficit (or surplus) targets are defined in structural terms by taking into consideration business cycle swings and filtering out the effect of one-off and temporary measures. The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP ensures the correction of excessive budget deficits (defined as a deficit in excess of 3% of gross domestic product (“GDP”)) or excessive public debt levels (defined as a debt ratio greater than 60% of GDP without an adequate diminishing trend). Countries that fail to respect the SGP’s preventive or corrective rules may ultimately face sanctions. For Euro Area Member States, these could take the form of warnings and financial sanctions including fines. In addition, all EU Member States could face a suspension of commitments or payments from the EU’s structural and investment funds if they fail to abide by the corrective rules. The SGP contains rules for exceptional situations. In particular, in case of an unusual event outside the control of the Member State concerned which has a major impact on the financial position of the general government or in periods of severe economic downturn for the euro area or the EU as a whole, upon proposal of the European Commission and endorsement of the Council, EU Member States are allowed to depart from the budgetary requirements that would normally apply.

G-6

Upon proposal of the Commission this “general escape clause” under the SGP was activated in March 2020 as part of the EU’s response to the COVID-19 Pandemic. The use of the clause has allowed EU Member States to deal adequately with the crisis and provided them with the needed flexibility to take the measures necessary to support their health and civil protection systems and to protect the European economies. Preliminary analyses by the European Commission suggest that a continued application of the general escape clause would still be warranted in 2022. See also “Public Finance — Germany’s General Government Deficit/Surplus and General Government Gross Debt.” For more information on the EU’s response to the COVID-19 pandemic, see “— EU Response to the COVID-19 Pandemic.”

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact, Annual draft budgetary plans (DBPs) of euro area countries (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact/annual-draft-budgetary-plans-dbps-euro-area-countries_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact, Stability and convergence programmes (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact/stability-and-convergence-programmes_en); European Commission, Vade Mecum on the Stability & Growth Pact 2019 edition, page 25 (https://ec.europa.eu/info/sites/info/files/economy-finance/ip101_en.pdf); Council of the European Union, Statement of EU ministers of finance on the Stability and Growth Pact in light of the COVID-19 crisis, press release of March 23, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/03/23/statement-of-eu-ministers-of-finance-on-the-stability-and-growth-pact-in-light-of-the-covid-19-crisis/); European Commission, Commission presents updated approach to fiscal policy response to coronavirus pandemic, press release of March 3, 2021 (https://ec.europa.eu/commission/presscorner/detail/en/ip_21_884).

Macroeconomic Imbalance Procedure. Established in 2011, the macroeconomic imbalance procedure (“MIP”) is a surveillance mechanism for the EU and the EU Member States that aims to identify potential economic risks early on, prevent the emergence of harmful macroeconomic imbalances and correct any existing excessive imbalances. The preventive arm of the procedure relies on an early warning system that uses a scoreboard of indicators and in-depth country reviews. This preventive arm allows the European Commission and the Council to make preventive recommendations to the respective Member State at an early stage. In cases of a Member State with excessive macroeconomic imbalances, the corrective arm may open an excessive imbalance procedure, under which the Member State concerned will have to submit a corrective action plan and regular progress reports. The enforcement regime within the corrective arm comprises the option to decide upon financial sanctions, including fines of up to 0.1% of GDP, if a Euro Area Member State repeatedly does not comply with its obligations.

The 2021 surveillance cycle has been adjusted to coordinate it with the EU’s response to the COVID-19 pandemic, in particular with the establishment and governance of the Recovery and Resilience Facility (“RRF”) (see “— EU Response to the COVID-19 Pandemic” for more information on the RRF). The preparation of in-depth reviews in the context of the MIP has been postponed to mid-2021 and will be conducted only for the twelve EU Member States, including Germany, already identified as experiencing imbalances or excessive imbalances according to the findings of the previous in-depth reviews of February 2020. According to the 2020 in-depth review, Germany is experiencing macroeconomic imbalances. For more information, see “—The Economy—International Economic Relations—Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure.”

G-7

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Macroeconomic imbalance procedure, Dealing with macroeconomic imbalances (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/macroeconomic-imbalance-procedure/dealing-macroeconomic-imbalances_en); European Commission, European Semester 2021 – an exceptional cycle (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/european-semester/european-semester-timeline/european-semester-2021-exceptional-cycle_en#documents); European Commission, Alert Mechanism Report 2021, (https://ec.europa.eu/info/sites/info/files/economy-finance/alert_mechanism_report_2021.pdf).

Treaty on Stability, Coordination and Governance in the EMU. The Treaty on Stability, Coordination and Governance in the EMU (“TSCG”), which was signed in March 2012 and entered into force on January 1, 2013, is intended to promote budgetary discipline in the participating EU Member States through a fiscal pact. The fiscal pact’s provisions are binding for Euro Area Member States, while the other participating EU Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The TSCG requires the participating parties to ensure convergence towards the country-specific, medium-term budgetary objectives as defined in the SGP, with a lower limit of a structural deficit of 0.5% of GDP (or of 1% of GDP, if their debt-to-GDP ratio is well below 60%). In the event of a deviation from this requirement, an automatic correction mechanism will be triggered with escape clauses for exceptional circumstances. These budget rules were to be transposed into national law through provisions of “binding force and permanent character, preferably constitutional” one year after the entry into force of the treaty, i.e., by January 1, 2014 at the latest.

Sources: European Council, Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/128454.pdf); Deutsche Bundesbank, Glossary: Treaty on Stability, Coordination and Governance in the EMU (TSCG) (https://www.bundesbank.de/dynamic/action/en/homepage/glossary/729724/glossary?firstLetter=T&contentId=653696#panel-653696); European Commission, The EU’s economic governance explained, press release of November 26, 2015 (http://europa.eu/rapid/press-release_MEMO-15-6071_en.htm).

Financial Assistance in the EU

EU countries experiencing or threatened by financing difficulties can request access to several financial assistance mechanisms. The main ones are described below.

Temporary Financial Stability Mechanism. In May 2010, the EU and Euro Area Member States established a temporary stability mechanism to safeguard the financial stability amid severe tensions in euro area sovereign debt markets, consisting of the European Financial Stabilisation Mechanism (“EFSM”) and the European Financial Stability Facility (“EFSF”). Through the EFSM the European Commission is allowed to borrow up to a total of EUR 60 billion on behalf of the EU under an implicit EU budget guarantee. The EFSF was created as a temporary institution and since July 1, 2013 no longer engages in new financing programs. As of December 2020, the EFSF had outstanding loans to Ireland, Portugal and Greece of approximately EUR 172 billion backed by effective guarantees extended by the Euro Area Member States totaling EUR 724 billion. The Federal Republic has committed guarantees of approximately EUR 211 billion to the EFSF in accordance with its share in the paid-up capital of the ECB at that time, which amounts to approximately 29% of the total effective guarantees. The EFSF will be dissolved and liquidated when all financial assistance provided to Euro Area Member States and all funding instruments issued by the EFSF have been repaid in full.

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, How is financial assistance given to EU countries? (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/how-financial-assistance-given-eu-countries_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, Loan programmes, European Financial Stabilisation Mechanism (EFSM) (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/loan-programmes/european-financial-stabilisation-mechanism-efsm_en#support); European Stability Mechanism, Publications, Investor Presentation (https://www.esm.europa.eu/sites/default/files/20210406efsfesminvestorpresentation.pdf).

European Stability Mechanism. Since October 2012, the European Stability Mechanism (“ESM”), which was established as an intergovernmental organization under public international law by the Euro Area Member States, has been assisting in preserving the financial stability of the EMU. As of July 1, 2013, it assumed the tasks fulfilled by the EFSF and the EFSM and is currently the primary support mechanism for Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The ESM issues bonds or other debt instruments on the financial markets to raise capital to provide assistance to Euro Area Member States. Unlike the EFSF, which is based upon guarantees by Euro Area Member States, the ESM has total subscribed capital of EUR 705 billion provided by Euro Area Member States, which provides it with a lending capacity of EUR 500

G-8

billion. EUR 81 billion of the ESM’s subscribed capital is in the form of paid-in capital with the balance of EUR 624 billion being callable capital. The contribution of each Euro Area Member State is based on the paid-in capital for the ECB. On this basis, the Federal Republic’s contribution amounts to approximately 27% of the aggregate contributions to the ESM. The Federal Republic contributed approximately EUR 22 billion of paid-in capital to the ESM.

Financial assistance from the ESM is activated upon a request from a Member State to the chairperson of the ESM’s board of governors and is provided subject to conditions appropriate to the instrument chosen. The initial instruments available to the ESM have been modeled upon those available to the EFSF and include the extension of loans to a Euro Area Member State in financial difficulties, interventions in the primary and secondary debt markets, action based on a precautionary program, and the extension of loans to governments, or since December 2014 directly to affected financial institutions, for the purposes of recapitalizing financial institutions. Each instrument is to be linked to a memorandum of understanding which sets forth the conditions for financial support that the Member State has negotiated with the European Commission in liaison with the ECB, as well as the monitoring and surveillance procedures established to ensure the Member State is progressing towards financial stability. In principle, decisions under the ESM are taken by mutual agreement. However, in the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%. Given its voting rights of approximately 27%, the Federal Republic may veto any decision even under the emergency voting rule. As of April 2021, the ESM had loans in an aggregate amount of approximately EUR 90 billion outstanding to Spain, Cyprus and Greece.

Sources: European Stability Mechanism, History (https://www.esm.europa.eu/about-us/history); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, How is financial assistance given to EU countries? (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/how-financial-assistance-given-eu-countries_en); European Stability Mechanism, How we decide (https://www.esm.europa.eu/esm-governance#anc_shareholders); European Stability Mechanism, How we work (https://www.esm.europa.eu/about-us/how-we-work#overview); European Stability Mechanism, Financial Assistance, Lending toolkit (https://www.esm.europa.eu/assistance/lending-toolkit); European Stability Mechanism, Explainers, The ESM, ESM decision making (https://www.esm.europa.eu/explainers); European Stability Mechanism, Publications, Investor Presentation (https://www.esm.europa.eu/sites/default/files/20210406efsfesminvestorpresentation.pdf).

On 27 January and 8 February 2021, the Euro Area Member States signed an agreement amending the ESM Treaty. The reform establishes a common backstop to the Single Resolution Fund (“SRF”) in the form of a credit line from the ESM to replace the direct recapitalization instrument for financial institutions, providing a financial safety net for bank resolutions in the Banking Union, which will help to protect financial stability (see “— European System of Financial Supervision and European Banking Union” for more information on the Banking Union and the SRF). According to the decision of the Eurogroup in November 2020, the backstop will be introduced in the beginning of 2022. The maximum amount of ESM loans to the SRF is set at EUR 68 billion. Moreover, the revised ESM Treaty envisages the introduction of single-limb collective action clauses for bonds with maturities of more than a year issued by governments of Euro Area Member States from 2022 onwards, which, if required, would facilitate orderly and predictable sovereign debt restructuring by allowing certain cross-series modifications to the terms of bonds provided the issuer consents and there is an affirmative vote or written resolution of the holders of not less than 66⅔% of the aggregate principal amount of the outstanding debt securities of all relevant series (taken in the aggregate). Furthermore, the reformed ESM Treaty enables the ESM to have a stronger role in future economic adjustment programs and crisis prevention. In addition, the application process for ESM precautionary credit lines will become easier, and the instruments are expected to be more effective. Specifically, if a Euro Area Member State meets certain quantitative benchmarks and complies with qualitative conditions related to EU surveillance, it is eligible to request a precautionary credit line without the need to sign a memorandum of understanding. The reformed ESM Treaty will come into force once it has been ratified by the parliaments of all Euro Area Member States, which is currently expected to occur in 2022.

For information on the role of the ESM in connection with the EU’s response to the COVID-19 pandemic, see “— EU Response to the COVID-19 Pandemic — Safety Nets for Workers, Businesses and Sovereigns.”

Sources: ESM, ESM Reform (https://www.esm.europa.eu/about-esm/esm-reform); ESM, ESM Treaty Reform - Explainer (https://www.esm.europa.eu/about-esm/esm-treaty-reform-explainer#ui-id-5); Eurogroup, Statement of the Eurogroup in inclusive format on the ESM reform and the early introduction of the backstop to the Single Resolution Fund, press release of November 30, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/11/30/statement-of-the-eurogroup-in-inclusive-format-on-the-esm-reform-and-the-early-introduction-of-the-backstop-to-the-single-resolution-fund/?utm_source=dsms-auto&utm_medium=email&utm_campaign=Statement+of+the+Eurogroup+in+inclusive+format+on+the+ESM+reform+and+the+early

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+introduction+of+the+backstop+to+the+Single+Resolution+Fund); European Union, Economic and Financial Committee, Collective Action Clauses in the Euro area, “Single-limb” CAC (the “2022 CAC”), accessed on May 14, 2021 (https://europa.eu/efc/efc-sub-committee-eu-sovereign-debt-markets/collective-action-clauses-euro-area_de); Terms of Reference of the 2022 CAC (https://europa.eu/efc/system/files/2021-04/EA%20Model%20CAC%20-%20Draft%20Terms%20of%20Reference.pdf); Council of the European Union, Infographic - Reform of the European Stability Mechanism (ESM), accessed on May 14, 2021 (https://www.consilium.europa.eu/en/infographics/reform-of-the-european-stability-mechanism-esm/).

EU Response to the COVID-19 Pandemic

In reaction to the COVID-19 pandemic, the EU has taken numerous measures to support the EU Member States, focusing not only on reducing its detrimental economic impacts and supporting jobs through extensive economic measures also aimed at post-pandemic recovery, but also by developing an EU vaccination strategy, coordinating emergency resources, national measures and travel restrictions, and making testing and quarantine recommendations. For information on the measures taken by the ECB in response to the COVID-19 pandemic, see “Monetary and Financial System — Monetary Policy — Monetary Policy Response to the COVID-19 Pandemic.”

Measures to increase EU Member States’ flexibility. In order to provide EU Member States with the maximum flexibility to extend the necessary financial support to their populations and companies in connection with the COVID-19 pandemic, including by incurring further indebtedness, in March 2020, the EU activated the general escape clause under the SGP as discussed under “— EU Economic Governance — Stability and Growth Pact” and “Public Finance — Germany’s General Government Deficit/Surplus and General Government Gross Debt.” In addition, the European Commission adopted in March 2020 a temporary framework for state aid measures to support the economy in connection with the COVID-19 pandemic (the “Temporary Framework”), allowing EU Member States to provide certain types of direct support to companies and small enterprises significantly affected by the COVID-19 pandemic. The types of aid covered by the Temporary Framework include direct grants (or tax advantages), subsidized state guarantees on bank loans, public and private loans with subsidized interest rates, the use of banks’ existing lending capacities as a channel for support for businesses (in particular to SMEs), and additional flexibility to enable short-term export credit insurance to be provided by governments where needed. The aim of these measures is to ensure that businesses retain the means to keep operating, or to temporarily freeze activity without implicating long-term growth prospects. Currently, the Temporary Framework, which has been amended and extended several times, has been prolonged until December 31, 2021.

Safety Nets for Workers, Businesses and Sovereigns. On April 9, 2020, finance ministers of the Euro Area Member States, referred to as the “Eurogroup”, decided on a comprehensive economic policy response to the COVID-19 pandemic, which included three important safety nets for workers, businesses and sovereigns, amounting to a combined package up to EUR 540 billion. The safety net for workers is represented by the European instrument for temporary Support to mitigate Unemployment Risks in an Emergency (“SURE”), which was implemented by the Council of the EU in May 2020. SURE provides for financial assistance of up to EUR 100 billion in the form of loans from the EU, underpinned by a system of voluntary guarantees by EU Member States, to affected EU Member States. SURE seeks to address sudden increases in public expenditure for the preservation of employment, such as short-time work schemes and other similar measures put in place in response to the COVID-19 pandemic, in particular for self-employed persons. As of mid-March 2021, loans in a total amount of EUR 90.6 billion had been approved and loans in a total amount of EUR 62.5 billion had been disbursed under SURE. To finance SURE, the European Commission has been issuing social bonds since October 2020, with an aggregate amount of EUR 75.5 billion issued as of March 24, 2021. The European Investment Bank is offering the safety net for businesses by providing liquidity support to help hard-hit small and medium-sized enterprises throughout the EU with an emergency support package of up to EUR 200 billion in financing, based on a pan-European guarantee fund of EUR 25 billion. The ESM represents the safety net for sovereigns by providing a credit line to Euro Area Member States referred to as Pandemic Crisis Support (“PCS”). Under the PCS, which came into operation in mid-May 2020, an aggregate amount of up to EUR 240 billion could be made available to Euro Area Member States. Preliminary assessments by the European Commission, regarding financial stability risks, bank solvency, debt sustainability, and on the eligibility criteria for accessing the PCS have confirmed that all Euro Area Member States are eligible to receive support. To date, there have been no requests for support.

European Recovery Plan. To help repair the economic and social damage caused by the COVID-19 pandemic, in December 2020, important legislative acts were adopted regarding a recovery plan to mitigate the impact of the COVID-19 pandemic and lay the foundations for a modern and more sustainable Europe that is better prepared for the challenges and opportunities of the green and digital transitions. The EU’s long-term

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budget, the MFF, and the EU Recovery Instrument in an amount of up to EUR 750 billion (at 2018 prices), also referred to as Next Generation EU, together are designed to boost recovery in a total amount of approximately EUR 1.8 trillion. For additional information on the MFF, see also “— Economic Integration — EU Budget.” The most important component of the European Recovery Plan is the RRF, with up to EUR 672.5 billion (at 2018 prices) in loans and grants available to support reforms and investments undertaken by the EU Member States. To access the RRF, EU Member States are required to submit national recovery and resilience plans which are assessed by the European Commission and then are approved by the Council of the EU on a case-by-case basis. After an initial payment of 13% of the total support available to the relevant EU Member State, an EU Member State may request further disbursements up to twice a year upon reaching certain agreed milestones and targets. The balance of the funds under the European Recovery Instrument are being employed through existing EU instruments and assistance programs. To implement the EU Recovery Instrument, the EU’s own resources decision (the “Own Resources Decision”), which defines how the EU budget is financed and which was adopted by the Council on December 14, 2020 pursuant to the special legislative procedure applicable thereto, is required to be ratified by all EU Member States in accordance with their own constitutional requirements. Under the Own Resources Decision, the European Commission will be authorized, on an exceptional basis, to temporarily borrow up to EUR 750 billion (at 2018 prices) on the capital markets to address the consequences of the COVID-19 pandemic

EU Vaccination Strategy. The EU’s vaccination strategy focuses on providing timely, equitable and affordable access to safe and efficient vaccines for all in the EU. For these purposes, the EU entered into advance purchase contracts with six vaccine manufacturers in the course of 2020 for the supply of up to 2.6 billion doses. For updated information on the EU’s vaccination effort, the approval of vaccines for use in the EU and the proposed introduction of a digital green certificate to assist in restoring free movement throughout the EU expected to enter into force in June 2021, see “ Recent Developments — Federal Republic of Germany — General Considerations Relating to the COVID-19 Pandemic.”

Sources: EU #Coronavirus Response, presentation of March 2021 (https://ec.europa.eu/info/sites/info/files/2021_03_24_eu_response_to_covid_en.pdf); Eurogroup, Report on the comprehensive economic policy response to the COVID-19 pandemic, press release of April 9, 2020 (https://www.consilium.europa.eu/de/press/press-releases/2020/04/09/report-on-the-comprehensive-economic-policy-response-to-the-covid-19-pandemic/); European Commission, State Aid Cases – State Aid Actions, accessed on May 14, 2021 (https://ec.europa.eu/info/live-work-travel-eu/coronavirus-response/jobs-and-economy-during-coronavirus-pandemic/state-aid-cases_en); European Commission, SURE, accessed on May 14, 2021 (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/financial-assistance-eu/funding-mechanisms-and-facilities/sure_en); European Stability Mechanism, ESM Pandemic Crisis Support – Explainer, Timeline and Documents, accessed on May 14, 2021 (https://www.esm.europa.eu/content/europe-response-corona-crisis); European Commission, Recovery Plan for Europe, accessed on May 14, 2021 (https://ec.europa.eu/info/strategy/recovery-plan-europe_en); Council of the EU, Multiannual financial framework for 2021-2027 adopted, press release of December 17, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/12/17/multiannual-financial-framework-for-2021-2027-adopted/); European Commission, Recovery and Resilience Facility, accessed on May 14, 2021 (https://ec.europa.eu/info/business-economy-euro/recovery-coronavirus/recovery-and-resilience-facility_en).

Statistical Standards

Statistical Standard for the National Accounts

Since August 2014, the Federal Statistical Office calculates the German national accounts in accordance with the European System of National and Regional Accounts 2010 (“ESA 2010”) which, in turn, is based on the System of National Accounts (SNA 2008) of the United Nations. Recalculations have been conducted for all time series since 1991.

Statistical Standard for the Balance of Payments

Since July 2014, the methodological concept of the German balance of payments statistics follows the sixth edition of the Balance of Payments and International Investment Position Manual (“BPM6”), the revised standard of the IMF. The application of BPM6 is binding for EU Member States by virtue of a regulation adopted by the European Commission. Balance of payments data since 1971 have been recalculated in accordance with BPM6.

Source: Bundesbank, Statistics, Methodological notes (https://www.bundesbank.de/en/statistics/external-sector/balance-of-payments/methodological-notes-794532).

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Statistical Disclosure Standards of the International Monetary Fund

Since February 2015, the Federal Republic meets the Special Data Dissemination Standard Plus (“SDDS Plus”) of the IMF relating to coverage, periodicity and timeliness of economic data. The SDDS Plus was created in 2012 as an extension of the existing Special Data Dissemination Standard. By providing comparable economic and financial data, it is designed to improve the transparency of the financial sector and its international interdependencies, and thus contributes to the identification of risks at an early stage. Although adherence by member countries to the SDDS Plus is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

Source: Bundesbank, Statistics, IMF related Data, SDDS Plus (Special Data Dissemination Standard) (https://www.bundesbank.de/en/statistics/imf-related-data/sdds-plus/sdds-plus-622326).

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THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place.

Key Economic Figures

The German economy is one of the world’s largest economies, with an annual GDP of EUR 3,332.23 billion in 2020. However, the COVID-19 pandemic has triggered a deep recession in 2020 that comes at the end of ten years of economic growth. Adjusted for price effects GDP in 2020 declined by 4.9% compared to 2019, but still exceeded the 1991 level by 38.5%. 1991 represents the first full year after German reunification on October 3, 1990. The growth in GDP since 1991 has been largely driven by productivity gains, as price-adjusted GDP per employee has risen by 20.2% since 1991. In calculating price-adjusted GDP, the Federal Statistical Office (Statistisches Bundesamt) uses a chain index based on the previous year’s prices. In 2020, GDP per capita at current prices was EUR 40,072 while GDP per employee at current prices was EUR 74,410.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2020, services accounted for 70.3% of gross value added, measured at current prices, compared to 61.9% in 1991. The two most important subsectors were “trade, transport, accommodation and food services,” accounting for 15.7% in 2020, compared to 16.1% in 1991, and “public services, education, health,” accounting for 19.6% of gross value added in 2020, compared to 15.9% in 1991. The production sector (excluding construction) generated 22.9% of gross value added compared to 30.8% in 1991. Construction contributed 6.1% to gross value added in 2020, compared to 6.0% in 1991, and agriculture, forestry and fishing accounted for 0.7% of gross value added in 2020, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 2.2.1.

In 2020, private final consumption expenditure totaled 51.3% of GDP in current prices, gross capital formation amounted to 20.4% and government final consumption expenditure equaled 22.5%. Exports and imports of goods and services accounted for 43.8% and 38.0% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 5.8% of GDP in 2020, which is the same as in the previous year (2019: 5.8% of GDP).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 2.3.1.

The economic situation in Germany in 2020 was heavily affected by the COVID-19 pandemic. In connection with the measures to contain the COVID-19 pandemic, the second quarter of 2020 was characterized by a historical slump in economic output in almost all sectors, also due to parallel disruptions to supply chains in the international environment. Starting in the summer months and owing to lower infection rates, the economy started a strong recovery in the third quarter of 2020. However, this development was slowed down again in the last quarter of 2020 by a second wave of infections and a renewed lockdown, which severely restricted certain areas of the services sector. Overall, annual price-adjusted GDP in 2020 was 4.9% lower than in 2019. The GDP adjusted for both price and calendar effects declined by 5.3%. Economic output was negatively affected by all components of private demand, including household final consumption expenditure, which declined by a price-adjusted 6.1% year on year. Exports declined by 9.4%, while imports fell by 8.5%, all on a price-adjusted basis. The growth contribution of net exports was -0.9%. Gross fixed capital formation declined by 3.1%, in price-adjusted terms. Government final consumption expenditure, which increased by 3.3% on a price-adjusted basis, was the only stabilizing component of final demand.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 2.3.2; Statistisches Bundesamt, Bruttoinlandsprodukt 2020, Statement zur Pressekonferenz am 14. Januar 2021 (https://www.destatis.de/DE/Presse/Pressekonferenzen/2021/BIP2020/statement-bip.pdf?__blob=publicationFile).

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The annual average rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency (Bundesagentur für Arbeit)) increased from 5.0% in 2019 to 5.9% in 2020. Based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the annual average unemployment rate rose from 3.0% in 2019 to 4.0% in 2020. For an explanation of the differences between the national definition and the ILO definition, see “—Employment and Labor.” Inflation as measured by the percentage increase in the national consumer price index (“CPI”) decreased to 0.5% in 2020, compared to 1.4% in 2019. Excluding energy prices, annual Inflation was at 1.1% in 2020. General government gross debt stood at EUR 2,325.5 billion at year-end 2020, compared to EUR 2,057.6 billion at year-end 2019.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2021, Table 6.1 (https://www.arbeitsagentur.de/datei/arbeitsmarktbericht-februar-2021-_ba146877.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 2.1.13; Statistisches Bundesamt, Fachserie 17, Reihe 7 (February 2021), Table 1.1 and 1.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty—Germany—overall (https://www.bundesbank.de/dynamic/action/en/statistics/time-series-databases/time-series-databases/745582/745582?listId=www_v27_web011_21a&tsId=BBK01.BJ9059).

The following table shows selected key economic figures for the Federal Republic for each of the years indicated.

KEY ECONOMIC FIGURES

	2020	2019	2018	2017	2016
	(EUR in billions, unless otherwise indicated)
GDP - at current prices	3,332.2	3,449.1	3,356.4	3,259.9	3,134.7
(change from previous year in %)	-3.4	2.8	3.0	4.0	3.6
GDP - price-adjusted, chain-linked index (2015=100), not adjusted for calendar effects	101.6	106.8	106.2	104.9	102.2
(change from previous year in %)	-4.9	0.6	1.3	2.6	2.2
GDP - price-adjusted, chain-linked index (2015=100), adjusted for calendar effects	101.4	107.0	106.4	105.0	102.0
(change from previous year in %)	-5.3	0.6	1.3	2.9	2.1
Unemployment rate (ILO definition) (in %) (1)	4.0	3.0	3.2	3.5	3.9
Rate of inflation (year-to-year change in consumer price index (CPI) in %)	0.5	1.4	1.8	1.5	0.5
Balance of payments - current account	231.9	258.6	264.2	254.9	266.7
General government gross debt (2)	2,325.5	2,057.6	2,074.1	2,122.9	2,172.3

(1)	Unemployed persons, available and seeking work.
(2)	Definition according to Maastricht Treaty.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 - 4. Vierteljahr 2020 (February 2021), Tables 1.1 and 1.11; Statistisches Bundesamt, Preise, Verbraucherpreisindizes, Gesamtindex und 12 Abteilungen, Jahresdurchschnitte, Veränderung zum Vorjahr (https://www.destatis.de/DE/Themen/Wirtschaft/Preise/Verbraucherpreisindex/Tabellen/Verbraucherpreise-12Kategorien.html); Deutsche Bundesbank, Monatsbericht März 2021, Table XII.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty - Germany - overall (http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

Economic Outlook

In its forecast published on April 27, 2021, the Federal Government projects German price-adjusted GDP to rise by 3.5% in 2021, as the German economy recovers from the COVID-19 pandemic-induced recession in 2020. The recovery is expected to continue in 2022 with a real GDP growth rate of 3.6%. The Federal Government’s projection assumes that social distancing measures can be gradually lifted over the course of the summer. Once the restrictions of public life have been lifted, domestic demand and private consumption expenditure are expected to start catching up. Private consumption expenditure in 2021 is forecast to increase by 0.8%, followed by strong growth of 5.5% in 2022. Manufacturing is expected to be a significant contributor to GDP growth in 2021, supported by strong external demand.

In line with the recovery of key international markets, German exports are forecast to rise by 9.2% in 2021 (2022: +4.5%). Due to subdued domestic demand in the first half of 2021, imports are expected to increase

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less strongly by 7.8% in 2021 (2022: +5.0%). Germany’s current account surplus in relation to GDP is likely to increase slightly in 2021, before resuming its downward trend in 2022. Against the backdrop of significantly rising new orders, in particular from abroad, Germany’s manufacturing sector is expected to expand its production capacities. The Federal Government thus forecasts capital formation in machinery and equipment to increase by 7.5% in 2021 (2022: +5.5%). Capital formation in construction is expected to be stimulated by the continuing low interest rate environment and to increase by 1.4% in 2021 (2022: +2.8%). General government consumption expenditure is expected to grow, in particular in the short term (2021: +5.2%, 2022: +0.3%).

The German labor market was negatively affected by the sudden slump in economic activity in 2020 but has nevertheless proven to be relatively resilient in the face of the recession, also due to the widely used instrument of short-time work (Kurzarbeit). The Federal Government anticipates the labor market to benefit from the economic recovery process in 2021 and 2022. However, although employment is expected to increase over the course of 2021, the annual average number of employed persons in 2021 is still forecast to decline by around 60,000 persons compared to 2020. According to the Federal Government’s forecast, the recovery of the labor market will become visible in 2022, with an increase of 290,000 employed persons compared to 2021. Simultaneously, the number of short-time workers is projected to decline significantly from an average of 2.8 million in 2020 to an average of 1.7 million in 2021. For 2022, the Federal Government projects hardly any need for short-time work, if at all. The German unemployment rate (national definition) is expected to decrease to an annual average of 5.7% in 2021 and 5.3% in 2022.

Source: Bundesministerium für Wirtschaft und Energie, Altmaier: „Rechnen mit Wirtschaftswachstum von 3,5% in 2021 und 3,6% in 2022“, press release of April 27, 2021 (https://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2021/04/20210427-Altmaier-Rechnen-mit-Wirtschaftswachstum-von-3,5%25-2021-und-3,6%25-2022.html).

General Economic Policy

Dealing with the economic consequences of the COVID-19 pandemic was the central challenge for economic policy in 2020. In the face of the drastic economic slump, the Federal Government provided its citizens and companies with rapid and targeted support of a historical scale. Various support and loan programs have been set up to help companies that have suffered losses as a result of the COVID-19 pandemic. To strengthen liquidity, loans have been granted via the KfW Special Program 2020 (KfW Sonderprogramm 2020). The guarantee programs of the guarantee banks (Bürgschaftsbanken) and the Federal Government’s large-scale guarantee program (Großbürgschaften) were also expanded to facilitate corporate borrowing and to strengthen the equity base of SMEs. With the German Economic Stabilization Fund (Wirtschaftsstabilisierungsfonds, “WSF”) the Federal Government has created an instrument to counter liquidity bottlenecks and strengthen the capital base of larger companies. Self-employed and micro-enterprises have received support of EUR 13.6 billion (based on applications submitted by May 31, 2020) as part of the immediate emergency support extended in the first half of 2020. The emergency support, which was limited to three months, was followed by the bridging support to provide further targeted assistance to companies and self-employed persons particularly affected by the COVID-19 pandemic. In November and December 2020, special support was provided to businesses affected by the containment measures imposed for those months. Further measures adopted by the Federal Government to support companies’ liquidity and increase their resilience include an expansion of the tax loss carryback, the reimbursement of social security contributions for employees on short-time work, and also the temporary option of simplified deferral of taxes and social security contributions. A temporary suspension of the obligation to file for insolvency for companies over-indebted due to the COVID-19 pandemic until the end of April 2021, has given companies time to respond to the crisis and aimed to create a window of opportunity for government relief measures to take effect.

In some cases, the COVID-19 pandemic has led to significant losses in profits and labor income. Among other measures, the Federal Government has temporarily simplified access to basic benefits for jobseekers in order to compensate for these losses. Self-employed persons can also benefit from these measures, provided that their livelihood is not otherwise secured, e.g., through rental income. Furthermore, in order to cushion losses for employees and prevent a massive rise in unemployment, the Federal Government has facilitated the access to short-time work compensation (Kurzarbeitergeld), extended its duration until the end of 2021 and opened up the instrument to temporary employees.

With the end of the first wave of the COVID-19 pandemic in the spring of 2020, the Federal Government adopted targeted measures to support the subsequent economic recovery in June 2020, which took the form of an economic stimulus package with a total budget of approximately EUR 180 billion for 2020 and 2021, including approximately EUR 40 billion in 2021 for the COVID-19 pandemic-related assistance to

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businesses. The top priorities of the stimulus package are to safeguard jobs and stabilize the economy. To this end, the Federal Government employed various instruments to support the financial situation of businesses and to strengthen the disposable income of private households. Measures to support private households in particular included a temporary reduction in the value-added tax (“VAT”) rate, which was limited until the end of 2020, payment of a one-off child bonus of EUR 300 and an increase of the tax relief amount for single parents. In addition, the stimulus package also includes measures to strengthen investments in the future with a view to addressing upcoming challenges such as climate change, digitization and demographic change. As part of the stimulus package, the “package for the future”, with a volume of approximately EUR 50 billion, provides financial incentives in the areas of climate protection, energy transition, mobility and digitization, which are expected to present the key challenges in the near future. In addition, the Federal Government is making funds available for greater infrastructure expansion. With the package for the future, the Federal Government is largely building on existing measures and continuing its course of specifically addressing the challenges associated with digitization and climate protection.

Recognizing climate protection as a fundamental global challenge, at the latest World Climate Conference in Paris in 2015, 197 states committed to limiting global warming to well below 2°C, preferably to 1.5°C, and to achieving greenhouse gas neutrality worldwide by the second half of the century. To this end, the Federal Government has adopted a climate protection program for the period until 2030. The program provides for measures in all sectors and consists of four elements: a more comprehensive pricing of CO2, support programs and further incentives for CO2 savings, relief for citizens and the economy, and regulatory measures that will demonstrate their effectiveness by 2030 at the latest. Moreover, the Federal Government instructed a commission on “growth, structural change and employment” with representatives from various stakeholders to prepare recommendations for a phase-out of all coal-based power generation. At the beginning of 2019, the commission submitted its report, which suggests 2038 as the relevant end date for the phase-out and includes proposals for the structural development of coal regions. Under the Climate Protection Program 2030, in 2019, the Federal Government made funds available for climate protection-related measures amounting to approximately EUR 54 billion for the period from 2020 to 2023. The package for the future included in the stimulus package provides for an additional EUR 15 billion for this same purpose. Among others, additional funds have been made available for the implementation of the National Hydrogen Strategy and the amounts available for the CO2 building renovation program were increased.

A modern digital infrastructure is of central importance for a successful and innovative economy. With the package for the future, the Federal Government therefore aims to drive forward improvements to the digital infrastructure, especially in rural areas, by providing additional funding for broadband expansion, mobile communications on rail networks and a high-performance mobile communications network in unserved areas. In this context, the Federal Government is building on its recent policy to achieve nationwide mobile communications coverage and coverage with a gigabit-capable fixed network by 2025. The Federal Government is also promoting the digitization of public administration and private businesses as part of the package for the future. To this end, the Federal Government intends to introduce improved depreciation options for digital assets. Support for future technologies such as artificial intelligence and quantum computing as well as for new communications technologies such as 5G/6G will also be expanded.

For further information on the Federal Republic’s fiscal situation and prospects, see “—Public Finance—Germany’s General Government Deficit/Surplus and General Government Gross Debt” and “Public Finance—Fiscal Outlook.” For information on government measures to stabilize Germany’s financial system, see “—Monetary and Financial System—Financial System—German Financial System.” For information on government budgets, see “—Public Finance.”

Sources: Bundesministerium für Wirtschaft und Energie, Jahreswirtschaftsbericht 2021 (https://www.bmwi.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2021.pdf?__blob=publicationFile&v=12); Die Bundesregierung, Bund-/Länder-Einigung zum Kohleausstieg, press release of January 16, 2020 (https://www.bundesregierung.de/breg-de/aktuelles/bund-laender-einigung-zum-kohleausstieg-1712774); Climate Action Plan 2050, Executive Summary (https://www.bmu.de/fileadmin/Daten_BMU/Download_PDF/Klimaschutz/klimaschutzplan_2050_kurzf_en_bf.pdf); Bundesministerium für Wirtschaft und Energie, Nationales Reformprogramm 2020 (https://www.bmwi.de/Redaktion/DE/Publikationen/Europa/nationales-reformprogramm-2020.pdf?__blob=publicationFile&v=12).

Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

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STRUCTURE OF GDP — USE

	2020	2019	2018	2017	2016	2020	2019	2018	2017
	(EUR in billions)					(change in %)
Domestic uses	3,138.3	3,249.1	3,150.0	3,031.8	2,903.5	-3.4	3.1	3.9	4.4
Final private consumption	1,709.3	1,806.9	1,755.4	1,704.1	1,653.7	-5.4	2.9	3.0	3.0
Final government consumption	750.8	704.5	670.3	648.2	623.9	6.6	5.1	3.4	3.9
Gross fixed capital formation	735.5	748.0	709.3	666.0	636.3	-1.7	5.5	6.5	4.7
Machinery and equipment	213.9	240.1	235.6	224.5	214.1	-10.9	1.9	5.0	4.8
Construction	387.0	373.7	344.9	321.0	307.9	3.6	8.4	7.4	4.3
Other products	134.6	134.2	128.8	120.5	114.3	0.4	4.2	6.9	5.4
Changes in inventories (1)	-57.4	-10.3	15.0	13.6	-10.4	—	—	—	—
Net exports (1)	194.0	199.9	206.4	228.1	231.2	—	—	—	—
Exports	1,460.1	1,617.4	1,590.0	1,538.8	1,444.3	-9.7	1.7	3.3	6.5
Imports	1,266.1	1,417.4	1,383.6	1,310.7	1,213.0	-10.7	2.4	5.6	8.1
Gross domestic product	3,332.2	3,449.1	3,356.4	3,259.9	3,134.7	-3.4	2.8	3.0	4.0

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2020 (February 2021), Tables 3.1 and 3.9.

STRUCTURE OF GDP — ORIGIN

	2020	2019	2018	2017	2016	2020	2019	2018	2017
	(EUR in billions)					(change in %)
Gross value added of all economic sectors	3,013.9	3,106.2	3,024.4	2,936.7	2,822.4	-3.0	2.7	3.0	4.0
Agriculture, forestry and fishing	22.1	24.9	22.3	26.9	21.9	-11.3	11.6	-17.2	23.0
Production sector (excluding construction)	690.3	754.2	770.5	758.7	731.7	-8.5	-2.1	1.6	3.7
Construction	182.5	166.8	148.3	138.1	132.5	9.4	12.4	7.4	4.2
Trade, transport, accommodation and food services	473.9	500.8	483.0	468.0	447.2	-5.4	3.7	3.2	4.6
Information and communication	155.4	153.2	145.5	135.4	129.8	1.4	5.3	7.5	4.3
Financial and insurance services	116.9	116.9	115.8	117.9	118.1	0.0	1.0	-1.8	-0.2
Real estate activities	334.4	327.2	317.8	310.9	305.7	2.2	3.0	2.2	1.7
Business services	337.6	361.3	351.7	336.9	316.9	-6.6	2.7	4.4	6.3
Public services, education, health	591.7	581.6	554.3	532.3	510.2	1.7	4.9	4.1	4.3
Other services	109.2	119.2	115.2	111.5	108.4	-8.4	3.4	3.4	2.9
Taxes on products offset against subsidies on products	318.3	342.9	332.0	323.2	312.3	-7.2	3.3	2.7	3.5
Gross domestic product	3,332.2	3,449.1	3,356.4	3,259.9	3,134.7	-3.4	2.8	3.0	4.0

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2020 (February 2021), Tables 1.14 and 2.1.

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Sectors of the Economy

Production Sector

Following German reunification in 1990, industry in the eastern Länder (i.e., the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises, and is almost entirely privately owned. Measured by its share in value added, approximately 59% of the production sector is geographically concentrated in the western Länder of Bavaria, Baden-Württemberg and North Rhine-Westphalia. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2020, the production sector’s aggregate contribution to gross value added at current prices was 22.9% (excluding construction) and 29.0% (including construction), respectively. Its price-adjusted gross value added (excluding construction) decreased by 9.7% year-on-year in 2020.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (February 2021), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Tables 2.2.1 and 2.2.2. and 3.2.1.

OUTPUT IN THE PRODUCTION SECTOR (1)

	2020	2019	2018	2017
Production sector, total	93.9	102.5	105.8	104.9
Industry (2)	90.8	101.7	105.9	104.8
of which:
Intermediate goods (3)	94.9	101.8	105.5	104.9
Capital goods (4)	85.4	101.4	106.0	105.0
Durable goods (5)	97.8	106.2	106.1	106.9
Nondurable goods (6)	96.4	101.0	106.9	103.0
Energy (7)	84.0	90.4	97.4	98.9
Construction (8)	116.5	112.7	108.9	108.7

(1)	Adjusted for working-day variations.
(2)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.
(3)	Including mining and quarrying except energy-producing goods.
(4)	Including manufacture of motor vehicles and components.
(5)	Consumption goods that have a long-term use, such as furniture.
(6)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.
(7)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.
(8)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht März 2021, Table XI.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services,” “information and communication,” “financial and insurance services,” “real estate activities,” “business services,” “public services, education, health” as well as “other services,” has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2020, the services sector’s aggregate contribution to gross value added at current prices was 70.3%, compared to only

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61.9% in 1991. Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 19.6% in 2020 after 18.7% in 2019.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Tables 2.2.1. and 3.2.1.

Employment and Labor

As economic output declined substantially in 2020, labor market conditions deteriorated. In 2020, the average unemployment rate according to the national definition was 5.9%, compared to 5.0% in 2019. Under the ILO definition, the average unemployment rate was 4.0% in 2020 compared to 3.0% in 2019, when it was at the lowest level of unemployment since 1991. The number of persons resident in Germany who were either employed or self-employed in 2020 was 44.7 million, a decrease of 1.0% compared to 2019.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2021, Table 6.1 (https://www.arbeitsagentur.de/datei/arbeitsmarktbericht-februar-2021-_ba146877.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 2.1.13.

The following table presents data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment, are not included in the unemployment rates shown below, as they are not treated as unemployed.

EMPLOYMENT AND UNEMPLOYMENT

	2020	2019	2018	2017	2016
Employed (in thousands)–ILO definition	44,676	45,123	44,727	44,141	43,559
Unemployed (in thousands)–ILO definition (1)	1,846	1,374	1,468	1,621	1,774
Unemployment rate (in %)–ILO definition	4.0	3.0	3.2	3.5	3.9
Unemployed (in thousands)–national definition (2)	2,695	2,267	2,340	2,533	2,691
Unemployment rate (in %)–national definition (3)	5.9	5.0	5.2	5.7	6.1

(1)	Unemployed persons, available and seeking work.
(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).
(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Monatsbericht zum Arbeits- und Ausbildungsmarkt: Dezember und das Jahr 2020, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2020 (February 2021), Table 1.11.

The following table presents data with respect to the employment rate broken down by gender and age for 2019 and 2009.

EMPLOYMENT RATE – BREAKDOWN BY GENDER AND AGE

	Total		Men		Women
(Age in years)	2019	2009	2019	2009	2019	2009
	(Employed persons as a percentage of total population of same gender and age)
15 to 19	27.7	28.0	30.0	30.9	25.3	24.9
20 to 24	67.3	63.3	69.0	64.7	65.4	61.7
25 to 29	80.7	74.5	84.0	77.6	77.1	71.3
30 to 34	83.7	79.1	89.6	86.0	77.4	72.2
35 to 39	85.5	81.9	91.0	89.1	80.0	74.6
40 to 44	87.2	83.9	91.3	89.1	83.1	78.5
45 to 49	88.0	83.0	91.2	87.6	84.8	78.4
50 to 54	86.7	79.3	90.1	84.0	83.2	74.6
55 to 59	81.8	69.9	85.6	76.9	77.9	63.1
60 to 64	61.8	38.4	66.6	46.7	57.1	30.3
65 and older	7.8	3.9	10.7	5.7	5.5	2.6
Total (15 and older)	60.0	54.4	65.1	60.6	55.0	48.4

Source: Statistisches Bundesamt, Erwerbsbeteiligung, Erwerbstätige und Erwerbstätigenquote nach Geschlecht und Alter 2009 und 2019, Ergebnis des Mikrozensus (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Arbeitsmarkt/Erwerbstaetigkeit/TabellenArbeitskraefteerhebung/ET_ETQ.html).

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The following table presents data with respect to the structure of employment by economic sector for 2020 and 2010.

STRUCTURE OF EMPLOYMENT – ECONOMIC SECTORS

	2020	2010
	(Percent of total)
Agriculture, forestry and fishing	1.3	1.6
Production sector (excluding construction)	18.2	18.8
of which: manufacturing	16.9	17.4
Construction	5.7	5.7
Trade, transport, accommodation and food services	22.4	23.1
Information and communication	3.1	2.8
Financial and insurance services	2.4	3.0
Real estate activities	1.1	1.1
Business services	13.5	12.7
Public services, education, health	25.6	24.2
Other services	6.6	7.1
Total (1)	100.0	100.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 2.2.9.

The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

WAGE TRENDS AND LABOR COSTS

	2020	2019	2018	2017	2016
Gross wages and salaries per employee in EUR	36,957	36,979	35,922	34,817	33,950
Change from previous year in %	-0.1	2.9	3.2	2.6	2.5
Unit labor costs per hour worked
Index (2015=100)	113.0	108.5	105.1	102.3	101.1
Change from previous year in %	4.2	3.2	2.8	1.1	1.1

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2020 (February 2021), Tables 2.17 and 2.20.

About one-sixth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. In 2020, approximately 5.9 million persons were members of a union under the umbrella of the Deutscher Gewerkschaftsbund, which is considerably less compared to the 11.8 million members in 1991, the first full year after German reunification. One major reason contributing to the strong decline since 1991 is the significant fall in manufacturing employment in the eastern Länder after reunification.

Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry. The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. The collective labor agreements often apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of

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employers, which is often the case. Despite their binding character, collective labor agreements in many cases contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are not members of employers’ associations, which means that wages are individually negotiated, often resulting in wage levels that are lower than those provided for by the collective labor agreements.

Sources: Deutscher Gewerkschaftsbund, DGB-Mitgliederzahlen ab 2010 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/2010); Deutscher Gewerkschaftsbund, Mitgliederzahlen 1950-1993 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/1950-1993); European Trade Union Institute, National Industrial Relations, Countries, Germany, Trade Unions (http://www.worker-participation.eu/National-Industrial-Relations/Countries/Germany); Bundeszentrale für politische Bildung, Tarifautonomie (http://www.bpb.de/nachschlagen/lexika/handwoerterbuch-politisches-system/202193/tarifautonomie).

Social Security, Social Protection, and Social Policy

The comprehensive system of social security and protection in effect in the Federal Republic includes in particular health insurance, long-term care insurance, retirement and disability pensions, participation benefits and benefits for medical rehabilitation, protection against the effects of occupational accidents and diseases by means of the mandatory occupational accident insurance, unemployment benefits, compensation for workers in short-time work arrangements (Kurzarbeit), family benefits, benefits and rehabilitation for persons with disabilities, allowances to orphans and to single persons with dependents, and the provision of general public assistance to persons in need. The majority of the German population is covered by mandatory statutory retirement pensions and health insurance. Hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches, charitable institutions, and private providers.

Most of these social services are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions, depending notably upon whether the respective social service is provided by an insurance-based system funded through contributions or a social-assistance-like program funded through taxes.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with contributions from current employers and employees funding payments to current retired persons. Generally, most employed and some self-employed and other persons are subject to mandatory insurance in the statutory retirement system. Certain persons, including employed members of particular professions (including some freelance professions) may apply for exemption, while others, as in the case of civil servants, are automatically exempted from mandatory participation in the statutory retirement pension insurance system. Instead, exempted persons have to contribute to professional or public pension schemes or, in the case of civil servants and similar groups, they will benefit from special pension schemes for civil servants. Furthermore, the Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by decreasing payments from the statutory retirement pension insurance while encouraging insured persons to also sign up for designated privately funded or occupational pension schemes, for which certain bonus payments and tax incentives are provided.

Statutory health insurance coverage must remain available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insured persons may choose among a large number of statutory health insurance funds that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage, which, in case of opting-out, is obligatory as well. Contributions to the statutory health insurance system are based solely on the insured person’s income situation and are independent of the insured person’s gender, age and medical risk. By contrast, contributions towards private health insurance coverage are mainly calculated based on age, medical risk and the desired level of coverage.

In 2020, social security revenue, as shown in the national accounts, amounted to EUR 717.6 billion, and expenditure was EUR 751.3 billion. The social security budget thus incurred a deficit of EUR 33.7 billion in 2020, after a surplus of EUR 8.7 billion in 2019. The balance has deteriorated rapidly since the start of the COVID-19 pandemic, as paid social benefits rose markedly due to increases in unemployment benefits, the large-scale payment of short-time work compensation as well as higher payments for pensions and children’s allowance.

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Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 3.4.3.7; Statistisches Bundesamt, Negative government finance in 2020: deficit of 139.6 billion euros, press release of February 24, 2021 (https://www.destatis.de/EN/Press/2021/02/PE21_082_81.html).

In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the pension system in the long term. In addition, the Federal Republic has implemented reforms of the statutory pension insurance which gradually raise the regular retirement age by two years to the age of 67 since 2012. For example, the 1964 birth cohort will reach the regular retirement age of 67 in 2031.

To increase the sustainability of the health care system, the Federal Republic has implemented several structural reform measures to strengthen competition among providers in order to improve the efficiency and quality of health care services.

Sources: Bundesministerium der Gesundheit, Gesundheitsfonds (http://www.bmg.bund.de/themen/krankenversicherung/finanzierung/gesundheitsfonds.html); Bundesministerium für Arbeit und Soziales, Pensions from age 67 (http://www.bmas.de/EN/Our-Topics/Pensions/pensions-from-age-67.html).

International Economic Relations

International economic relations are of major importance to the German economy. In 2020, exports and imports of goods and services amounted to 43.8% and 38.0% of GDP at current prices, respectively. The Federal Republic supports the EU in pursuing a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade. The responsibility for trade matters (particularly WTO and free trade agreements) in the EU rests with the European Commission. For further information on the EU’s responsibility for trade matters, see “—General—The European Union and European Integration— Economic Integration.”

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 2.3.1.

Because of the openness of the Federal Republic’s economy, German growth and employment depend particularly on open markets and foreign trade. Accordingly, the Federal Government supports efforts to reduce trade barriers. The strengthening of the multilateral trading system with the WTO at its center is a priority both for Germany and the EU. Bilaterally, the Federal Government and the European Commission champion ambitious, balanced and comprehensive free trade agreements in order to strengthen the international competitiveness of the European economy and thus growth and employment in Europe, while also contributing to sustainable development. A recent example of these agreements is the Comprehensive Economic and Trade Agreement (CETA) between the EU and Canada, which was approved by the European Parliament in February 2017. On September 21, 2017, CETA entered into force provisionally, i.e., most of the agreement, with the exception of investment protection, investment market access for portfolio investment and the Investment Court System, is already in force. CETA will take full effect after ratification by all EU Member States. Similarly, in February 2019, a free trade agreement between the EU and Japan came into force (Economic Partnership Agreement), which is intended to remove the majority of duties and regulatory barriers.

Sources: Bundesministerium für Wirtschaft und Energie, Current free trade agreements (https://www.bmwi.de/Redaktion/EN/Artikel/Foreign-Trade/ongoing-negotiations-on-free-trade-agreements.html); Bundesministerium für Wirtschaft und Energie, WTO-Welthandelsrunde “Doha Development Agenda” (https://www.bmwi.de/Redaktion/DE/Artikel/Aussenwirtschaft/wto-doha.html); Bundesministerium für Wirtschaft und Energie, CETA – Das europäisch-kanadische Wirtschafts- und Handelsabkommen (http://www.bmwi.de/Redaktion/DE/Dossier/ceta.html); Bundesministerium für Wirtschaft und Energie, Europäisches Parlament stimmt CETA zu, press release of February 15, 2017 (http://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2017/20170215-europaeisches-parlament-stimmt-ceta-zu.html); European Commission, CETA explained (http://ec.europa.eu/trade/policy/in-focus/ceta/ceta-explained/); Bundesministerium für Wirtschaft und Energie, EU-Japan Free Trade Agreement (https://www.bmwi.de/Redaktion/EN/Artikel/Foreign-Trade/free-trade-agreement-japan.html).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as services and secondary income. In 2020, the current account surplus totaled EUR 231.9 billion, compared to EUR 258.6 billion in 2019, a decrease of EUR 26.7 billion. Thus, the current account surplus declined to 7.0% of nominal GDP in 2020, down from 7.5% in 2019. The COVID-19 pandemic resulted in lower balances in the trade in goods and in primary incomes, while the traditionally negative service balance turned slightly positive.

Source: Deutsche Bundesbank, Monatsbericht März 2021, Table XII.2.

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According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 60 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of approximately 10% of the average indicator value in the period from 1999 to 2020. In 2020, price competitiveness deteriorated by 1.0% compared to 2019, mainly due to the appreciation of the euro relative to several currencies, including the U.S. dollar, the Pound sterling, and the Chinese yuan. However, the influence of variations in the exchange rates should be viewed in light of the fact that the Euro Area Member States account for a major part of German exports (36.6% in 2020).

Over the course of 2016, the euro remained relatively stable at an average level of USD 1.1 per euro. In 2017 and 2018 the euro appreciated slightly, before falling back in 2019 by 5.2% compared to the 2018 average. In 2020, the euro appreciated against the U.S. dollar by 2.0% due to a comparatively larger decline in U.S. interest rates.

Source: Deutsche Bundesbank, Monatsbericht März 2021, Tables XII.3, XII.10 and XII.12.

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES)

	2020	2019	2018	2017	2016
	(EUR in millions)
Current account
Trade in goods (1)	189,361	216,523	224,584	255,077	252,409
Services (2)	1,631	-20,653	-17,410	-23,994	-20,987
Primary income	92,497	111,191	105,694	74,629	76,199
Secondary income	-51,582	-48,434	-48,713	-50,776	-40,931
Total current account	231,907	258,627	264,156	254,936	266,689
Capital account (3)	-4,771	-526	676	-2,936	2,142
Financial account
Net German investment abroad (increase: +)	703,655	247,406	398,714	397,050	407,469
Net foreign investment in Germany (increase: +)	476,016	43,607	152,171	120,341	146,346
Net financial account (net lending: + / net borrowing: -)	227,639	203,799	246,544	276,709	261,123
Net errors and omissions (4)	503	-54,302	-18,288	24,710	-7,708

(1)	Including supplementary trade items.
(2)	Including the freight and insurance costs of foreign trade.
(3)	Including net acquisition/disposal of non-produced non-financial assets.
(4)	Statistical errors and omissions, resulting from the difference between the balance on the financial account and the balances on the current account and the capital account.

Source: Deutsche Bundesbank, Zahlungsbilanzstatistik, März 2021, Table I. Wichtige Posten der Zahlungsbilanz and Table IV. Kapitalbilanz 1. Übersicht a) Insgesamt (https://www.bundesbank.de/action/de/732090/bbksearch?tf=815054%3A501158.815054%3A810762.815054%3A814192).

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

TRADE IN GOODS (1)

	2020	2019	2018	2017	2016
	(EUR in millions)
Exports of goods	1,190,403	1,304,690	1,292,933	1,256,858	1,179,166
Imports of goods	1,001,043	1,088,167	1,068,349	1,001,782	926,757
Trade balance	189,361	216,523	224,584	255,077	252,409

(1)	Including supplementary trade items.
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Source: Deutsche Bundesbank, Zahlungsbilanzstatistik, März 2021, Table I. Wichtige Posten der Zahlungsbilanz (https://www.bundesbank.de/action/de/732090/bbksearch?tf=815054%3A501158.815054%3A810762.815054%3A814192).

The Federal Republic’s principal export goods are motor vehicles, machinery of all kinds, and chemical products. The principal import goods are computer, electronic and optical products, motor vehicles, and chemical products. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, tungsten, niobium, rare earth, rock phosphate, lithium carbonate, bauxite, manganese, titanium, and tin. The Federal Republic currently imports about 72% of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

Sources: Statistisches Bundesamt, Fachserie 7, Reihe 1, Außenhandel – Zusammenfassende Übersichten für den Außenhandel, Dezember 2020 (March 2021), Tables 5.1 and 5.2; Bundesanstalt für Geowissenschaften und Rohstoffe, Deutschland – Rohstoffsituation 2019 (https://www.bgr.bund.de/DE/Themen/Min_rohstoffe/Downloads/rohsit-2019.pdf?__blob=publicationFile&v=5).

Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure

Within the framework of the Macroeconomic Imbalance Procedure (MIP) established in 2011, on November 18, 2020, the European Commission published the Alert Mechanism Report 2021, which, similar to the previous year’s report, noted the current account surplus observed in Germany. The Federal Republic entered the COVID-19 pandemic with a large domestic savings surplus, underpinned primarily by net private and governmental savings. As a result of the COVID-19 pandemic, the current account surplus has narrowed slightly and government investment has accelerated, while private investment declined. Due to the exceptional situation during the COVID-19 pandemic, the European Commission will further assess the persistence of imbalances or their unwinding in mid-2021, also taking into account the identification of imbalances within the in-depth review of February 2020. According to the results of the February 2020 review, Germany continues to experience macroeconomic imbalances, related in particular to excess savings and weak private and public investment. The current account surplus remains at levels still considerably above 6%, which is the threshold of the MIP scoreboard. The adjustment of the current account surplus has been limited so far, but a gradual decline is set to continue while the surplus level remains elevated. The Federal Government supports the European Commission in the implementation of the MIP. Together with the European partners, the Federal Government aims to reduce economic imbalances while complying with the rules of the reformed SGP. However, the Federal Government points out that the competitiveness and the exporting strength of German companies are an important pillar of the entire European economy. The Federal Government is taking a comprehensive approach to strengthening both public and private sector investments and has already taken numerous measures to further boost investment dynamics. Furthermore, it should be noted that Germany’s current account surplus may to a large extent be explained by temporary factors, e.g., the development of exchange rates and fluctuations in the price of oil, as well as by fundamentals, e.g., demographic change. These factors usually remain unaffected by economic and financial policy measures.

Sources: European Commission, Report from the Commission to the European Parliament, the Council, the European Central Bank and the European Economic and Social Committee, Alert Mechanism Report 2021, dated November 18, 2020 (https://ec.europa.eu/info/sites/info/files/economy-finance/alert_mechanism_report_2021.pdf ); European Commission, Commission Staff Working Document, Country Report Germany 2020, Including an In-Depth Review on the prevention and correction of macroeconomic imbalances (https://ec.europa.eu/info/sites/info/files/2020-european_semester_country-report-germany_en.pdf); European Commission, Economic and Financial Affairs, EU Economic governance: monitoring, prevention, correction, Macroeconomic imbalance procedure (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/mip_reports/index_en.htm); Bundesministerium für Wirtschaft und Energie, Nationales Reformprogramm 2020 (https://www.bmwi.de/Redaktion/DE/Publikationen/Europa/nationales-reformprogramm-2020.pdf?__blob=publicationFile&v=12); Bundesministerium der Finanzen, Monatsbericht des BMF März 2017, Analysen und Berichte, Der deutsche Leistungsbilanzsaldo – Entwicklung und wirtschaftspolitische Implikationen (http://www.bundesfinanzministerium.de/Monatsberichte/2017/03/Inhalte/Kapitel-3-Analysen/3-2-Der-deutsche-Leistungsbilanzsaldo.html).

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COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2020 (1)
	Imports	Exports
	(Percent of total)
Products of agriculture and hunting	2.9	0.7
Products of forestry	0.0	0.1
Fish and products of fishing	0.1	0.0
Coal and lignite	0.2	0.0
Crude petroleum and natural gas	4.3	0.7
Metal ores	0.8	0.0
Other mining and quarrying products	0.1	0.1
Food products	4.8	4.7
Beverages	0.6	0.4
Tobacco products	0.3	0.2
Textiles	1.6	0.9
Wearing apparel	3.1	1.7
Leather and related products	1.3	0.8
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.7	0.6
Paper and paper products	1.3	1.5
Coke and refined petroleum products	1.4	0.8
Chemicals and chemical products	7.7	9.2
Basic pharmaceutical products and pharmaceutical preparations	6.2	7.3
Rubber and plastic products	2.9	3.7
Other non-metallic mineral products	1.0	1.2
Basic metals	5.1	4.5
Fabricated metal products, except machinery and equipment	2.7	3.3
Computer, electronic and optical products	11.1	9.1
Electrical equipment	6.5	7.1
Machinery and equipment not elsewhere classified	7.6	14.4
Motor vehicles, trailers and semi-trailers	10.7	15.5
Other transport equipment	2.9	3.7
Furniture	1.2	0.8
Energy	0.2	0.2
Other goods	10.4	6.7
Total	100.0	100.0

(1)	Preliminary data.

Source: Statistisches Bundesamt, Fachserie 7, Reihe 1, Außenhandel – Zusammenfassende Übersichten für den Außenhandel, Dezember 2020 (March 2021), Tables 5.1 and 5.2; calculation of percentages by KfW based on import and export values in EUR thousands, respectively; figures may not add up to total due to rounding.

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FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2020	2019	2018
	(EUR in millions)
Exports to:
Total	1,205,140	1,328,152	1,317,440
of which:
United States	103,822	118,680	113,341
China (2)	95,874	95,984	93,004
France	91,054	106,564	105,359
The Netherlands	84,368	91,528	91,061
United Kingdom	66,897	79,166	82,164
Italy	60,576	67,887	69,813
Austria	59,944	66,076	65,027
Switzerland	56,283	56,345	54,021
New industrial countries and emerging markets of Asia (3)	50,525	54,164	54,995
Belgium/Luxembourg	48,706	52,006	50,389
Spain	37,514	44,218	44,184
Japan	17,371	20,662	20,436

Imports from:
Total	1,025,374	1,104,141	1,088,720
of which:
China (2)	116,254	110,054	106,065
The Netherlands	88,455	97,816	97,709
United States	67,760	71,334	64,493
France	56,629	66,199	65,024
Italy	53,860	57,100	60,223
New industrial countries and emerging markets of Asia (3)	48,018	51,748	52,945
Switzerland	45,391	44,824	45,913
Austria	40,344	44,059	42,994
Belgium/Luxembourg	39,854	46,322	49,315
United Kingdom	34,727	38,397	37,025
Spain	31,359	33,126	32,399
Japan	21,264	23,904	23,710

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported.
(2)	Excludes Hong Kong.
(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht März 2021, Table XII.3.

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Foreign Direct Investment

The following table presents data with respect to foreign direct investment stocks at year-end 2018.

FOREIGN DIRECT INVESTMENT STOCKS AT YEAR-END 2018

	Outward (1)	Inward (2)
	(EUR in billions)
Total (3)	1,276.9	540.3
Selected countries and regions
European Union	546.1	377.6
of which: European Monetary Union	282.4	327.2
of which: United Kingdom (4)	137.7	32.7
Switzerland	40.7	41.1
Russia	20.3	2.4
United States	361.4	55.0
Canada	18.2	1.9
Central America	24.8	5.7
South America	29.1	0.3
Asia	176.5	41.1
of which: China	86.1	3.2
of which: India	17.1	0.4
of which: Japan	13.9	22.7
Australia	20.1	2.6
Africa	10.8	0.9
Selected economic sectors of investment object
Manufacturing	417.1	141.7
of which: Chemicals and chemical products	90.3	11.6
of which: pharmaceutical products	26.3	19.0
of which: Machinery and equipment	42.7	24.0
of which: Motor vehicles, trailers and semi-trailers	101.6	2.0
Electricity, gas, steam and air conditioning supply	39.1	19.5
Wholesale and retail trade; repair of motor vehicles and motor cycles	186.2	61.5
Information and communication	74.2	38.7
Financial and insurance activities	367.6	176.1
Real estate activities	39.0	32.5
Professional, scientific and technical activities	63.9	36.4

(1)	German foreign direct investment abroad.
(2)	Foreign direct investment in Germany.
(3)	Primary and secondary direct investment (consolidated).
(4)	The United Kingdom exited the European Union on January 31, 2020.

Source: Deutsche Bundesbank, Direktinvestitionsstatistiken, II. Bestandsangaben über Direktinvestitionen (nach dem Erweiterten Richtungsprinzip), Tables II.1.b, II.2.b (https://www.bundesbank.de/resource/blob/804098/3df58593faa3be6cd9d8e8e99e29a6e6/mL/ii-bestandsangaben-ueber-direktinvestitionen-data.pdf).

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MONETARY AND FINANCIAL SYSTEM

The ESCB and the Eurosystem

The ESCB comprises the ECB and the national central banks of all EU Member States, while the Eurosystem consists only of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the EU Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to this objective, the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including operating cashless payment systems, cash management and playing an important role in banking and financial market supervision, as further described below under the caption “—Financial System.”

Sources: European Central Bank, Annual Report 2016, pages 101-107 (http://www.ecb.europa.eu/pub/pdf/annrep/ar2016en.pdf); European Central Bank, About, Organisation: ECB, ESCB and the Eurosystem (https://www.ecb.europa.eu/ecb/orga/escb/html/index.en.html); Deutsche Bundesbank, Tasks (https://www.bundesbank.de/en/tasks).

Monetary Policy

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity, and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. The ESCB has employed a variety of non-standard policy instruments in response to the global economic and financial crisis and the European sovereign debt crisis. For further information, see “—Financial System—European Financial System—Policy Responses to the Global Financial and Economic Crisis and the COVID-19 Pandemic.” It is also making use of such instruments in connection with the COVID-19 pandemic, see “— Monetary Policy Response to the COVID-19 Pandemic.”

Source: European Central Bank, Monetary Policy: The Eurosystem’s Instruments (https://www.ecb.europa.eu/mopo/implement/html/index.en.html).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate of “below, but close to, 2% over the medium term”. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Source: European Central Bank, Monetary Policy: Strategy (https://www.ecb.europa.eu/mopo/strategy/html/index.en.html).

The following table shows price trends in Germany for the periods indicated.

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PRICE TRENDS

	2020	2019	2018	2017	2016
	(change from previous year in %)
Harmonized index of consumer prices (HICP) (1)	0.4	1.4	1.9	1.7	0.4
Consumer price index (CPI) (1)	0.5	1.4	1.8	1.5	0.5
Index of producer prices of industrial products sold on the domestic market (2)	-1.0	1.1	2.6	2.7	-1.6

(1)	Result in 2020 influenced by the temporary reduction of the value-added tax rate in the second half of 2020.
(2)	Excluding value-added tax.

Source: Statistisches Bundesamt, Preise, Verbraucherpreisindizes, Harmonisierter Verbraucherpreisindex, Jahresdurchschnitte, Veränderung zum Vorjahr (https://www.destatis.de/DE/Themen/Wirtschaft/Preise/Verbraucherpreisindex/Tabellen/Harmonisierter-Verbraucherpreisindex.html); Statistisches Bundesamt, Preise, Verbraucherpreisindizes, Verbraucherpreise, Jahresdurchschnitte, Veränderung zum Vorjahr (https://www.destatis.de/DE/Themen/Wirtschaft/Preise/Verbraucherpreisindex/Tabellen/Verbraucherpreise-12Kategorien.html); Deutsche Bundesbank, Monatsbericht Dezember 2020, Table XI.7; Deutsche Bundesbank, Monatsbericht Februar 2021, Table XI.7.

Monetary Policy Response to the COVID-19 Pandemic

The ECB’s monetary policy response to the COVID-19 pandemic consists of three parts: (1) a further increase in monetary expansion through existing and pandemic-specific purchases of sovereign and corporate bonds via its Asset Purchasing Program (APP) and Pandemic-Emergency Asset Purchasing Program (PEPP), (2) a continuation of measures that assist financial institutions in providing favorable liquidity conditions to especially small and medium enterprises in the euro area through targeted longer-term refinancing operations (“TLTROs”) and specific pandemic emergency longer-term refinancing operations (PELTROs), (3) a package of temporary collateral easing measures to facilitate the availability of eligible collateral for Eurosystem counterparties to participate in liquidity providing operations, such as TLTROs. Since the start of the COVID-19 pandemic, the parameters that define the ECB’s monetary policy response have been adjusted or extended several times. For additional information, see “— Financial System — European Financial System — Policy Responses to the Global Financial and Economic Crisis and the COVID-19 Pandemic.”

Source: European Central Bank, Our response to the coronavirus pandemic (https://www.ecb.europa.eu/home/search/coronavirus/html/index.en.html).

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31
	2020	2019	2018	2017	2016
	(EUR in millions)
Gold	166,904	146,562	121,445	117,347	119,253
Foreign currency balances	30,066	32,039	31,796	31,215	34,993
Special drawing rights	14,014	14,642	14,378	13,987	14,938
Reserve position in the IMF	8,143	6,051	5,518	4,294	6,581
Total	219,127	199,295	173,138	166,842	175,765

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht Februar 2021, Table XII.8.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets to the ECB in an aggregate amount equivalent to approximately EUR 40.3 billion, consisting of foreign currency reserves and gold. The ECB manages the

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foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74 (http://www.ecb.int/pub/pdf/annrep/ar1998en.pdf); European Central Bank, Annual Accounts 2020, 2.1 Balance Sheet as at 31 December 2020 (https://www.ecb.europa.eu/pub/annual/annual-accounts/html/ecb.annualaccounts2020~0508aea2f9.en.html#toc14).

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2020	2019	2018	2017	2016
	(EUR in billions)
Deutsche Bundesbank
Assets	1,429.2	1,161.0	1,210.0	1,142.8	990.5
of which: clearing accounts within ESCB (1)	1,136.0	895.2	966.2	906.9	754.3
Liabilities (2)	781.3	671.2	770.5	668.5	592.7
Net position	647.9	489.8	439.5	474.3	397.7
Banks
Loans to foreign banks	1,024.3	1,064.2	1,014.1	963.8	1,055.9
Loans to foreign non-banks	822.8	795.3	762.0	723.9	756.2
Loans from foreign banks	761.2	680.6	643.1	659.0	696.1
Loans from foreign non-banks	258.5	229.8	231.5	241.2	206.2

(1)	Consists mainly of net claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).
(2)	Including estimates of currency in circulation abroad.

Source: Deutsche Bundesbank, Monatsbericht März 2021, Tables IV.4 and XII.8.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction in 1999, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of VAT on some transactions.

Sources: International Monetary Fund, Selected Decisions and Selected Documents of the IMF, Thirty-Ninth Issue—Freely Usable Currencies, Prepared by the Legal Department of the IMF, As updated as of April 30, 2019 (https://www.imf.org/external/pubs/ft/sd/index.asp?decision=11857-(98/130)); Bank for International Settlements, Triennial Central Bank Survey, Foreign exchange turnover in April 2019, September 2019, Table “Currency distribution of OTC foreign exchange turnover”, p. 10 (https://www.bis.org/statistics/rpfx19_fx.pdf).

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2020	2019	2018	2017	2016
U.S. dollars per euro	1.1422	1.1195	1.1810	1.1297	1.1069
Pound sterling per euro	0.88970	0.87777	0.88471	0.87667	0.81948
Japanese yen per euro	121.85	122.01	130.40	126.71	120.20
Swiss franc per euro	1.0705	1.1124	1.1550	1.1117	1.0902
Chinese yuan per euro	7.8747	7.7355	7.8081	7.6290	7.3522

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monatsbericht Februar 2021, Table XII.10.

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Financial System

German Financial System

Overview. As of January 31, 2021, 1,495 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 9,209.8 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included:

•	255 commercial banks, with an aggregate balance sheet total of EUR 3,909.8 billion;
•	373 savings banks, with an aggregate balance sheet total of EUR 1,467.6 billion;
•	the six regional institutions of those savings banks, including DekaBank Deutsche Girozentrale (the central asset managing institution of the German savings banks) and five Landesbanken (German public law financial institutions traditionally focusing on the banking business for and in the Land in which they operate), with an aggregate balance sheet total of EUR 836.1 billion;
•	18 special-purpose credit institutions, including KfW, KfW IPEX-Bank, promotional banks of the federal states (Landesförderinstitute), and, since July 2016, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main (DZ Bank), the only remaining central institution of German credit cooperatives, with an aggregate balance sheet total of EUR 1,435.6 billion;
•	815 credit cooperatives, with an aggregate balance sheet total of EUR 1,074.2 billion;
•	10 mortgage banks, with an aggregate balance sheet total of EUR 242.2 billion;
•	18 building and loan associations, with an aggregate balance sheet total of EUR 244.3 billion; and
•	141 subsidiaries and branches of foreign banks located in the Federal Republic with an aggregate balance sheet total of EUR 1,543.9 billion. These institutions, which are majority-owned by foreign banks, are also included in the totals of the other categories of banks listed above.

Source: Deutsche Bundesbank, Monatsbericht März 2021, Table IV.2.

The German Banking Act (Kreditwesengesetz, or “KWG”) currently regulates all banks except for the Deutsche Bundesbank and KfW (although it does regulate KfW IPEX-Bank). Many important provisions of the KWG have become applicable by analogy to KfW with effect from January 1, 2016. German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

Supervision. The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to ensure the proper functioning, stability and integrity of Germany as a financial center in the context of European integration and international cooperation, as well as to strengthen collective consumer protection through its regulatory actions. The BaFin, which is subject to the legal and technical oversight of the Federal Ministry of Finance, operates exclusively in the public interest. It helps to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out.

The Deutsche Bundesbank is closely involved in the ongoing supervision of credit institutions by the BaFin and has been assigned a substantial number of the ongoing operational tasks in banking supervision. Furthermore, the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, or “FMSA”) supervises two wind-up institutions, Erste Abwicklungsanstalt and

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FMS Wertmanagement, as well as Portigon AG (the legal successor of former Landesbank WestLB which is in the process of being wound-up), all of which were founded under its auspices in order to stabilize the financial market (see “—Wind-up Institutions”).

In November 2014, the Single Supervisory Mechanism (“SSM”) – as one of the pillars of the European banking union – became operational. Under the SSM, the ECB is the central prudential supervisor of financial institutions in the euro area as well as in non-euro area EU Member States that choose to join the SSM. The ECB directly supervises the most significant banks, while the national supervisors continue to monitor the remaining banks. The ECB and the national supervisors work closely together to ensure the banks’ compliance with EU banking regulations and to be able to address issues early on.

In order to facilitate the timely identification of risks to financial stability, the Financial Stability Committee (Ausschuss für Finanzstabilität), which consists of representatives of the Federal Ministry of Finance, the Deutsche Bundesbank and BaFin, was established in March 2013 based on the Financial Stability Act (Gesetz zur Überwachung der Finanzstabilität, Finanzstabilitätsgesetz). On basis of the Financial Stability Act and due to its macroeconomic and financial market expertise, the Deutsche Bundesbank is responsible for contributing towards safeguarding financial stability and tasked with analyzing all relevant factors in order to identify threats to financial stability. If appropriate, the Deutsche Bundesbank may propose and submit warnings or recommendations for corrective measures to the Financial Stability Committee, which may pass resolutions with respect thereto and publish them if appropriate. The recipients of such warnings or recommendations are required to report on the implementation of corrective measures. In addition, the Financial Stability Committee is tasked with discussing issues relevant for financial stability, coordinating and strengthening the cooperation of its members during times of crisis, discussing how to deal with warnings or recommendations issued by the European Systemic Risk Board (“ESRB”) and reporting to the German Bundestag on a yearly basis.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (http://www.gesetze-im-internet.de/kredwg/index.html); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions & history (https://www.bafin.de/EN/DieBaFin/AufgabenGeschichte/aufgabengeschichte_node_en.html); Deutsche Bundesbank, Tasks, Banking supervision (https://www.bundesbank.de/en/tasks/banking-supervision); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie—Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (Aufsichtsrichtlinie), May 21, 2013, revised on December 19, 2016 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/DE/Aufsichtsrecht/Richtlinie/rl_130521_aufsichtsrichtlinie.html); BaFin, Act on the Strengthening of German Financial Supervision, January 18, 2013 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Fachartikel/2013/fa_bj_2013_01_finstabg_en.html); Bundesanstalt für Finanzmarktstabilisierung (FMSA): Federal Agency for Financial Market Stabilisation (https://www.fmsa.de/en/); Portigon AG: Unternehmensinformationen (http://www.portigon-ag.de/acm/cm/content/portigon/i/de/portigon-ag/unternehmensinformationen.html); Deutsche Bundesbank, Macroprudential surveillance by the G-FSC (https://www.bundesbank.de/en/tasks/financial-and-monetary-system/financial-and-monetary-stability/macroprudential-surveillance-g-fsc-/macroprudential-surveillance-by-the-g-fsc-625732); European Commission: Single supervisory mechanism (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/banking-union/single-supervisory-mechanism_en).

Bank Recovery and Resolution. Between January 1, 2015, and December 31, 2017, the FMSA (see “—Supervision”) acted as the German national resolution authority for banks. The FMSA was thus responsible for the recovery and resolution of all banks in Germany under the European Bank Recovery and Resolution Directive (“BRRD”) which were not directly supervised by the ECB within the framework of the Single Supervisory Mechanism (“SSM,” see “—European Financial System—European System of Financial Supervision and European Banking Union”). The BRRD was adopted in May 2014 to provide authorities with comprehensive and effective arrangements to deal with failing banks at the national level and with cooperation arrangements to tackle cross-border banking failures. The BRRD includes rules to set up national resolution funds, which must be established by each EU Member State, and it requires banks to prepare recovery plans to overcome financial distress.

On January 1, 2018, FMSA’s duties deriving from its role as the national resolution authority were integrated into the BaFin as a new and independently operating division. At the same time, FMSA’s responsibilities of administering and managing the Financial Market Stabilization Fund (“Sondervermögen Finanzmarktstabilisierungsfonds,” or “FMS”) were incorporated into the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH). The FMS was originally created during the financial crisis on October 17, 2008. Until the Single Resolution Mechanism (“SRM”) became fully operational on January 1, 2016, and functionally replaced the FMS, the latter was responsible for stabilizing German banks by extending guarantees covering the banks’ securities and by granting loans. The stabilization measures provided by the FMS amounted to EUR 14.6 billion in capital injections, while loss compensation payments made to FMS Wertmanagement totaled EUR 9.3 billion.

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For more information on the SRM, see “—European Financial System—European System of Financial Supervision and European Banking Union.”

Sources: Deutsche Bundesbank, Glossary: Restructuring Act (https://www.bundesbank.de/dynamic/action/en/homepage/glossary/729724/glossary?firstLetter=R&contentId=653352#anchor-653352); European Commission: Bank recovery and resolution (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/financial-supervision-and-risk-management/managing-risks-banks-and-financial-institutions/bank-recovery-and-resolution_en); Bundesministerium der Finanzen, Verordnung über die Erhebung der Beiträge zum Restrukturierungsfonds für Kreditinstitute (Restrukturierungsfonds-Verordnung—RStruktFV) (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2015-07-22-RStruktFV.html); Gesetz zur Neuordnung der Aufgaben der Bundesanstalt für Finanzmarktstabilisierung (FMSA-Neuordnungsgesetz—FMSANeuOG) (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2016-12-28-FMSANeuOG.html); Federal Agency for Financial Market Stabilisation: History (https://www.fmsa.de/en/history/); Bundesrepublik Deutschland – Finanzagentur GmbH, Financial Market Stabilisation, Financial Market Stabilisation Fund (FMS) (https://www.deutsche-finanzagentur.de/en/financialmarketstabilisation/);Federal Financial Supervisory Authority (BaFin): Recovery and resolution (https://www.bafin.de/EN/Aufsicht/BankenFinanzdienstleister/Massnahmen/SanierungAbwicklung/sanierung_abwicklung_node_en.html).

Wind-up Institutions. In the wake of the global financial crisis, two wind-up institutions (Abwicklungsanstalten) for troubled German banks were established. The first wind-up institution, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. It assumed a second portfolio consisting of an asset portfolio worth EUR 72.3 billion and a trading portfolio with a market value of approximately EUR 52.1 billion following the restructuring of WestLB. As of September 30, 2020, the combined asset portfolios had been reduced to approximately EUR 27.3 billion.

The second wind-up institution, FMS Wertmanagement, assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. In December 2014, FMS Wertmanagement acquired DEPFA Bank plc (“DEPFA”), which, as of December 31, 2013, had consolidated total assets amounting to EUR 49.1 billion from Hypo Real Estate Holding AG. On February 15, 2021, FMS Wertmanagement announced that it is selling wholly-owned DEPFA to BAWAG P.S.K. AG. The parties agreed not to disclose the purchase price of the transaction, which is still subject to approval by regulatory and antitrust authorities. As of December 31, 2020, FMS Wertmanagement’s portfolio had a nominal value of EUR 61.6 billion.

Sources: Erste Abwicklungsanstalt, Interim Report 30 September2020 (https://stage.aa1.de/en/wp-content/uploads/sites/2/2020/12/EAA_Interim-Report_30.09.2020.pdf); Erste Abwicklungsanstalt, Annual Report 2019 (https://www.aa1.de/en/wp-content/uploads/sites/2/2020/04/GB-2019_en.pdf); Erste Abwicklungsanstalt, Attachment to Press Release of 27 April 2020 – Fiscal year 2019 (https://www.aa1.de/en/wp-content/uploads/sites/2/2020/04/Attachment_PR_FiscalYear_2019_e.pdf); FMS Wertmanagement AöR, Geschäftsbericht 2020 (https://www.fms-wm.de/de/downloadcenter-de/investoren/berichte/210-geschaeftsbericht-2020-1); FMS Wertmanagement AöR, FMS Wertmanagement sells DEPFA Bank plc to Autria’s BAWAG P.S.K. AG (https://www.fms-wm.de/en/press/514-fms-wertmanagement-sells-depfa-bank-plc-to-austria-s-bawag-p-s-k-ag); Bundesanstalt für Finanzmarktstabilisierung, Gemeinsame Pressemitteilung von FMSA und HRE, press release of May 13, 2014 (https://www.fmsa.de/fileadmin/user_upload_fmsa/Pressemitteilungen/deutsch/20140513_FMS-WM.pdf); FMS Wertmanagement, Joint Press Release of FMS- WM and HRE: FMS Wertmanagement closes acquisition of DEPFA Bank plc from HRE, press release of December 19, 2014 (http://www.fms-wm.de/en/press/245-joint-press- release-of-fms-wm-and-hre-fms-wertmanagement-closes-acquisition-of-depfa-bank-plc-from-hre); European Commission, Commission Decision of 18 July 2011 on State Aid C 15/2009 (ex N 196/2009), which Germany implemented and is planning to implement for Hypo Real Estate (http://eur-lex.europa.eu/legal-content/EN/TXT/?qid=1490275422217&uri=CELEX:32012D0118).

European Financial System

European System of Financial Supervision and European Banking Union. The European system of financial supervisors became operational on January 1, 2011. At the macro-financial level, the ESRB was established, which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is currently chaired by the President of the ECB.

At the micro-financial level, three supervisory authorities were established:

•	the European Banking Authority (“EBA”);
•	the European Insurance and Occupational Pensions Authority; and
•	the European Securities and Markets Authority.
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The three European Supervisory Authorities (“ESAs”) cooperate with the supervisory authorities of the EU Member States. National authorities are responsible for the day-to-day supervision of individual financial institutions, whereas the ESAs are responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied by supervisory authorities of the EU Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

One of the key elements of Europe’s banking union, which was established in the wake of the European sovereign debt crisis, is the SSM composed of the ECB and the national supervisory authorities of participating EU Member States. The SSM’s main aims are to contribute to the safety and soundness of credit institutions and the stability of the European financial system and to ensure consistent supervision. The SSM became operational in November 2014. In its role within the SSM, the ECB directly supervises 115 significant banks and banking groups, which represent almost 82% of the total assets on the aggregated balance sheets of all credit institutions under its supervision. For the remaining banks, the ECB is responsible for setting and monitoring the supervisory standards and for working closely with the national competent authorities in the supervision of these banks.

Another key element of Europe’s banking union is the SRM which was established by a regulation adopted in July 2014 and has become fully operational starting January 1, 2016 with the purpose of ensuring the orderly resolution of failing banks. The SRM consists of a single resolution board (“SRB”), which has broad powers in cases of bank resolution, and the Single Resolution Fund (“SRF”). The SRB is responsible for the planning and resolution phases of cross-border banks and those directly supervised by the ECB, while since January 1, 2015 national resolution authorities are responsible for all other banks under the BRRD. However, the SRB will always be responsible if the resolution of a bank requires access to the SRF. The SRF is being built up over a period of eight years from 2016 to 2023 to reach a target level of at least 1% of the amount of covered deposits of all credit institutions authorized in all the participating EU Member States. Banks will have to make annual contributions to the SRF calculated on the basis of their liabilities, excluding own funds and covered deposits, and adjusted for risk. Companies defined in article 2 paragraph 5 of the EU Capital Requirements Directive IV (CRD IV) are not required to contribute to the fund. During the transitional period each participating Member State is providing an individual national credit line to the SRB to back its banks’ contributions to the SRF in the event of possible funding shortfalls following resolution cases of its banks. By now all 19 participating EU Member States have signed the Loan Facility Agreements with the SRB which are the basis for the bridge financing in the form of national credit lines to the SRB. The maximum aggregate amount of the credit lines of the participating EU Member States will amount to approximately EUR 55 billion. The repartition key among EU Member States corresponds to the contributions to the SRF, which will be made by banks in each Member State by 2023. In 2020, the SRF had grown to approximately EUR 42 billion and its target size for 2023 is expected to be in the range of EUR 70 billion to EUR 75 billion. In 2020, the aggregate contribution of German banks amounted to 27% of total contributions.

In November 2015, and as amended on October 11, 2017, the European Commission proposed a European Deposit Insurance Scheme (“EDIS”) as an additional element of the European banking union. Since then, work on a technical level has been ongoing. In December 2018, the Euro Summit, the meeting format of EMU heads of state or government, created a high-level working group to work on a roadmap for beginning political negotiations on EDIS. Negotiations on a political level will start as soon as sufficient further progress has been made on the measures on risk reduction, as mentioned in the Roadmap, adopted by the Council on June 17, 2016. To date, the EU has agreed on common rules to harmonize the national deposit insurance schemes.

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. As a result, in December 2010, the Basel Committee on Banking Supervision launched a first package, typically referred to as Basel III, of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. In order to implement Basel III into EU law, previous EU capital requirement directives were replaced by the Capital Requirements Regulation (CRR), a regulation establishing prudential requirements, and the Capital Requirements Directive IV (CRD IV), a directive governing access to deposit-taking activities, both of which entered into force on January 1, 2014 and have since been gradually implemented in the EU Member States. Further measures were implemented by changes to CRR and CRD adopted by the European legislators in 2019 as described below. A second reform package was endorsed by the Basel Committee on Banking Supervision in December 2017 to finalize the post-crisis reforms. It aims to reduce excessive variability in the calculation of risk-weighted assets. These new Basel regulations, typically referred to as Basel III final or Basel IV, will enter into force gradually from January 1,

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2023 onwards until full implementation in January 2028, given that their implementation was postponed by one year by the Basel Committee on March 27, 2020 due to the COVID-19 pandemic.

In May 2019, the Council adopted a package of revised rules aimed at reducing risks in the EU banking sector. Most new rules will start applying in mid-2021. The package comprised two regulations and two directives, relating to bank capital requirements (amendments to CRR (CRR II) and CRD (CRD V)) and the recovery and resolution of banks in difficulty (amendments to BRRD and the Single Resolution Mechanism Regulation (SRMR)) and implemented reforms agreed at the international level following the 2007-2008 financial crisis to strengthen the banking sector and to address outstanding challenges to financial stability. Among the core measures agreed to reduce risk in the banking system, the package enhances the framework for bank resolution. It requires global-systemically important institutions (G-SIIs) to have more loss-absorbing and recapitalization capacity by setting the requirements with respect to the amount and quality of own funds and eligible liabilities (MREL) to ensure an effective and orderly “bail-in” process. It also provides provisional safeguards and possible additional actions for resolution authorities. Additionally, the package strengthens bank capital requirements to reduce incentives for excessive risk taking, by including a binding leverage ratio, a binding net stable funding ratio, and setting risk sensitive rules for trading in securities and derivatives. Moreover, the package includes measures to improve banks’ lending capacity and to facilitate a greater role for banks in the capital markets, such as reducing the administrative burden for smaller and less complex banks, linked in particular to reporting and disclosure requirements and enhancing the capacity of banks to lend to SMEs and to fund infrastructure projects. It also comprises a framework for cooperation and information sharing among the various authorities involved in the supervision and resolution of cross-border banking groups. The agreed measures aim to preserve the balance achieved by the Council between the powers of home and host supervisors in order to facilitate cross-border flows of capital and liquidity, while ensuring an adequate level of protection for depositors and creditors as well as financial stability in all EU Member States. Furthermore, amendments to improve cooperation between competent authorities on matters related to the supervision of anti-money laundering activities are introduced.

In the spring of 2020, due to the COVID-19 pandemic, the ECB announced a temporary change within its framework for market risk, by allowing banks to adjust the supervisory component of these requirements. Following a recommendation of the EBA, the BaFin extended these relief measures to smaller German banks which are not directly supervised by the ECB. In addition, the ECB announced in September 2020 that euro area banks under its direct supervision may exclude certain central bank exposures from the leverage ratio and are to benefit from this relief measure until June 27, 2021. This measure was extended to smaller German banks by BaFin as well.

Sources: European Commission, European system of financial supervision (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/financial-supervision-and-risk-management/european-system-financial-supervision_en); European Commission, Banking Union (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/banking-union_en); Council of the European Union, Banking Union (http://www.consilium.europa.eu/en/policies/banking-union/); European Central Bank, ECB assumes responsibility for euro area banking supervision, press release of November 4, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr141104.en.html); European Central Bank, Banking Supervision, Single Supervisory Mechanism (https://www.bankingsupervision.europa.eu/about/thessm/html/index.en.html); European Central Bank, Banking Supervision, List of supervised entities (https://www.bankingsupervision.europa.eu/ecb/pub/pdf/ssm.listofsupervisedentities202102.en.pdf?f532b1d8606bfdbb1cc4a5adcd66934f); European Commission, Single Resolution Mechanism to come into effect for the Banking Union, press release of December 31, 2015 (http://europa.eu/rapid/press-release_IP-15-6397_en.htm); Single Resolution Board, Single Resolution Fund: What is the Single Resolution Fund? (https://srb.europa.eu/en/content/single-resolution-fund); Banking Union – Single Resolution Board completes signature of Loan Facility Agreements with all 19 participating Member States, February 8, 2017 (https://srb.europa.eu/en/file/pr-banking-union-single-resolution-board-completes-signature-loan-facility-agreements-all-19); European Banking Authority, Implementing Basel III in Europe: CRD IV Package (http://www.eba.europa.eu/regulation-and-policy/implementing-basel-iii-europe); Bank for International Settlements, Basel Committee on Banking Supervision, Basel II: Finalising Post-Crisis Reforms (https://www.bis.org/bcbs/publ/d424.htm); European Commission, Communication from the Commission: Completing the banking union, first published on October 11, 2017 (https://ec.europa.eu/info/publications/171011-communication-banking-union_en); Council of the European Union, Banking Union, Amendments to the banking union rules (http://www.consilium.europa.eu/en/policies/banking-union/2016-amendments); European Council, Banking Union: Council adopts measures to reduce risk in the banking system (https://www.consilium.europa.eu/en/press/press-releases/2019/05/14/banking-union-council-adopts-measures-to-reduce-risk-in-the-banking-system/); European Council, Euro Summit, 14/12/2018 (https://www.consilium.europa.eu/en/meetings/euro-summit/2018/12/14/); Single Resolution Board, Single Resolution Fund, SRF grows to EUR 33 billion after latest round of transfers, press release of July 17, 2019 (https://srb.europa.eu/en/node/804); Single Resolution Board, Single Resolution Fund: Statistical Overview of the funds collected by the SRB (https://srb.europa.eu/sites/srbsite/files/additional_statistics.pdf); European Central Bank – Banking Supervision, ECB Banking Supervision provides temporary relief for capital requirements for market risk, press release of April 16, 2020 (https://www.bankingsupervision.europa.eu/press/pr/date/2020/html/ssm.pr200416~ecf270bca8.en.html); European Central Bank – Banking Supervision, ECB Banking Supervision provides temporary capital and operational relief in reaction to coronavirus, press release of March 12, 2020 (https://www.bankingsupervision.europa.eu/press/pr/date/2020/html/ssm.pr200312~43351ac3ac.en.html); Bundesanstalt für Finanzdienstleistungsaufsicht, General Administrative Act regarding a decrease in the domestic countercyclical capital buffer rate of March 31, 2020, updated on April 23, 2020 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Aufsichtsrecht/Verfuegung/vf_200331_allgvfg_antizykl_kapitalpuffer_en.html).

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Policy Responses to the Global Financial and Economic Crisis and the COVID-19 Pandemic. In response to the tensions in the financial markets and the loss of confidence in the financial sector in the wake of the global financial and economic crisis, a number of measures were taken at the EU level in recent years to restore confidence in the financial sector and prevent market disruptions. These measures were, or continue to be, mainly directed at preserving adequate capitalization of financial institutions, at enhancing credit support measures to improve bank lending and liquidity in the euro area money market, at safeguarding the flow of credit from financial institutions to the real economy and at addressing the risk of a prolonged period of low inflation. A central role was, and continues to be, played by the ECB, which introduced a number of non-standard monetary policy measures, including, among others, asset purchase programs, long-term refinancing operations and measures aimed at increasing collateral availability. These measures are unprecedented in nature, scope and magnitude and aim to safeguard the primary objective of price stability and to ensure an appropriate monetary policy transmission mechanism.

In September 2012, the ECB announced Outright Monetary Transactions in secondary markets for euro-denominated sovereign bonds in the euro area aimed at enabling the ECB to address severe distortions in government bond markets. In June 2014, the ECB announced several measures designed to enhance the functioning of the monetary policy transmission mechanism by supporting lending to the real economy. In particular, the ECB decided to conduct a series of eight TLTROs between September 2014 and June 2016. All of these TLTROs matured in September 2018. Furthermore, the ECB conducted four additional TLTROs with four-year maturities (“TLTROs II”) on a quarterly basis from June 2016 to March 2017. Counterparties exceeding an ECB-defined lending benchmark until January 2018 were entitled to borrow at an interest rate as low as the interest rate on the deposit facility prevailing at the time of allotment. Since the interest rate on the deposit facility stood below zero at the time of the allotments of all TLTROs II, counterparties were, in fact, paid for their lending efforts if they exceeded their benchmarks. Like the previous TLTROs, the TLTROs II were aimed at improving bank lending to the euro-area non-financial private sector (defined as euro-area households and non-financial corporations), excluding loans to households for house purchases. Banks were able to borrow larger amounts through the TLTROs II compared to the previous TLTROs. The last operation of the TLTROs II series will mature in March 2021. In March 2019, the ECB announced the launch of a further series of quarterly targeted longer-term refinancing operations (“TLTROs III”), which started in September 2019 and were initially set to continue until March 2021. The ECB amended the originally planned conditions for the TLTROs III in September 2019, reducing the interest rate on the operations and extending their maturity from two to three years. Moreover, in reaction to the COVID-19 Pandemic, the ECB eased the conditions of the TLTRO III to 50 basis points below the deposit facility rate and announced in December 2020 that it will extend the TLTROs III until June 2022, with three additional operations being conducted between June 2021 and December 2021. Furthermore, to ensure sufficient liquidity and smooth money market conditions during the pandemic, the ECB introduced pandemic emergency longer-term refinancing operations (PELTROs), which will serve as liquidity backstop until at least the end of 2021.

In addition, over the past years the ECB has sought to provide monetary stimulus to the economy through its asset purchase program (“APP”) which was launched in October 2014 and significantly expanded in March 2015. The APP was conducted to further ease monetary and financial conditions in a context where key ECB interest rates were at their effective lower bound. Since mid-2016, it had consisted of four elements: a covered bond purchase program, an asset-backed securities purchase program, a public sector purchase program (including, among others, debt securities of KfW) and a corporate sector purchase program. Monthly purchases varied over time. In total, the ECB has bought securities for an amount of approximately EUR 2.57 trillion via the APP between October 2014 and December 2018. When net purchases ended in December 2018, the ECB continued to reinvest principal payments from maturing securities purchased under the APP. In September 2019, the ECB announced that net purchases would be restarted under the Governing Council of the ECB’s APP at a monthly pace of EUR 20 billion as from November 1, 2019, and were expected to continue for as long as necessary to reinforce the accommodative impact of the ECB’s policy rates. In February 2021, the Eurosystem’s holdings under the APP stood at EUR 2.95 trillion. Moreover, starting in March 2020, the ECB introduced a pandemic emergency asset purchasing program (“PEPP”), which was extended several times and currently has a total program volume of EUR 1,850 billion. As of February 2021, the ECB had purchased assets in an amount of EUR 870 billion. All asset categories eligible under the existing APP are also eligible under the PEPP. Moreover, the ECB buys securities in a flexible manner over time, across asset classes and jurisdictions. Also in September 2019, the ECB decided to decrease the interest rate on its deposit facility by 10 basis points to -0.50% while leaving the interest rates on the main refinancing operations and the rate on the marginal lending facility unchanged at 0.00% and 0.25%, respectively. The interest rate on the ECB’s deposit facility has been negative since June 2014. At the same time the Governing Council of the ECB introduced a two-tier system for reserve remuneration, which exempts part of credit institutions’ excess liquidity holdings (i.e., reserve holdings

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in excess of minimum reserve requirements) from negative remuneration at the rate applicable to the deposit facility. This measure aims at supporting the bank-based transmission of monetary policy.

Sources: European Central Bank, The Eurosystem’s instruments (https://www.ecb.europa.eu/mopo/implement/html/index.en.html); European Central Bank, Monetary policy decisions: Non-standard measures (https://www.ecb.europa.eu/mopo/decisions/html/index.en.html); European Central Bank, Technical features of Outright Monetary Transactions, press release of September 6, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr120906_1.en.html); European Central Bank, ECB introduces a negative deposit facility interest rate, press release of June 5, 2014 (https://www.ecb.europa.eu/press/pr/date/2014/html/pr140605_3.en.html); European Central Bank, ECB announces further details of the targeted long-term refinancing operations, press release of July 3, 2014 (https://www.ecb.europa.eu/press/pr/date/2014/html/pr140703_2.en.html); European Central Bank, ECB announces new series of targeted longer-term refinancing operations (TLTRO II), press release of March 10, 2016 (http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_1.en.html); European Central Bank, Asset purchase programmes (https://www.ecb.europa.eu/mopo/implement/omt/html/index.en.html); European Central Bank, ECB announces expanded asset purchase programme, press release of January 22, 2015 (https://www.ecb.europa.eu/press/pr/date/2015/html/pr150122_1.en.html); European Central Bank, ECB adds corporate sector purchase programme (CSPP) to the asset purchase programme (APP) and announces changes to APP, press release of March 10, 2016 (http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_2.en.html); European Central Bank, Monetary policy decisions, press release of March 7, 2019 (https://www.ecb.europa.eu/press/pr/date/2019/html/ecb.mp190307~7d8a9d2665.en.html); European Central Bank, Monetary policy decisions, press release of September 12, 2019 (https://www.ecb.europa.eu/press/pr/date/2019/html/ecb.mp190912~08de50b4d2.en.html); European Central Bank, ECB announces changes to new targeted longer-term refinancing operations (TLTRO III), press release of September 12, 2019 (https://www.ecb.europa.eu/press/pr/date/2019/html/ecb.pr190912~19ac2682ff.en.html); European Central Bank, ECB introduces two-tier system for remunerating excess liquidity holdings, press release of September 12, 2019 (https://www.ecb.europa.eu/press/pr/date/2019/html/ecb.pr190912_2~a0b47cd62a.en.html); European Central Bank, Pandemic emergency purchase programme (PEPP) (https://www.ecb.europa.eu/mopo/implement/pepp/html/index.en.html); European Central Bank – Banking Supervision, ECB Banking Supervision provides temporary capital and operational relief in reaction to coronavirus, press release of March 12, 2020 (https://www.bankingsupervision.europa.eu/press/pr/date/2020/html/ssm.pr200312~43351ac3ac.en.html).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The regulated securities markets in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart and the European Energy Exchange are recognized as regulated markets of the EU according to Article 56 of Directive 2014/65/EU on Markets in Financial Instruments and comply with globally accepted regulatory standards.

Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

In January 2013, the Heads of State or Government of the European Union adopted a decision authorizing a number of EU Member States to proceed with the introduction of a financial transaction tax (“FTT”) through “enhanced cooperation.” As of January 2019, these EU Member States support the introduction of an FTT based on the French model, which primarily taxes transactions involving domestically issued shares. Revenues could be used to finance EU spending. The proposal is still subject to discussion.

Sources: BaFin, Federal Financial Supervisory Authority, Notice on the granting of authorization to provide financial services pursuant to section 32 (1) of the German Banking Act (https://www.bafin.de/SharedDocs/Downloads/EN/Merkblatt/WA/dl_fidierlaubnis_buba_en.html); BaFin, Federal Financial Supervisory Authority, Issuer Guidelines published by the Federal Financial Supervisory Authority (https://www.bafin.de/SharedDocs/Downloads/EN/Leitfaden/WA/dl_emittentenleitfaden_einleitung_en.html?nn=12655158); BaFin, Federal Financial Supervisory Authority, Stock exchanges & markets (https://www.bafin.de/EN/Aufsicht/BoersenMaerkte/boersenmaerkte_node_en.html); Deutsche Börse Group, The Frankfurt Stock Exchange (https://www.deutsche-boerse.com/dbg-en/our-company/frankfurt-stock-exchange); Council of the European Union, Financial transaction tax: Council agrees to enhanced cooperation, press release of January 22, 2013 (https://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/134949.pdf).

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PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of Parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the Parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates on the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder, as well as other extra-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all of these different levels of government activity.

In 2020, public finances were under significant pressure due to the COVID-19 pandemic. Total consolidated general government revenue, as presented in the national accounts, amounted to EUR 1,563.0 billion in 2020, with tax revenue of EUR 773.4 billion and net social contributions of EUR 607.9 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 3.4.3.2.

In 2020, VAT and the taxes on income and wealth, as presented in the national accounts, amounted to EUR 223.7 billion and EUR 426.9 billion, respectively. These joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to predetermined formulae. In addition to joint taxes, the Federal Government, the Länder governments and the municipal authorities each levy special taxes, for example, on tobacco and beer.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 3.4.3.16.

Consolidated general government expenditure in 2020, as presented in the national accounts, amounted to a total of EUR 1,702.6 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 593.1 billion), social benefits in kind (EUR 311.8 billion) and employee compensation (EUR 283.4 billion). Other significant consolidated general government expenditures included intermediate consumption (EUR 202.6 billion), gross capital formation (EUR 92.5 billion), subsidies (EUR 69.8 billion) and interest on public debt (EUR 21.8 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 3.4.3.2.

GENERAL GOVERNMENT ACCOUNTS (1)

	2020	2019	2018	2017	2016
	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	998.0	1,044.5	1,011.4	964.6	930.6
of which: Taxes (2)	773.4	827.1	801.2	767.0	732.2
Expenditure	1,103.8	1,000.7	965.8	931.4	903.0
Balance	-105.9	43.8	45.6	33.2	27.6
Social security funds
Revenue	717.6	690.0	661.9	637.0	607.5
Expenditure	751.3	681.3	645.9	625.8	598.8
Balance	-33.7	8.7	16.0	11.2	8.7
General government
Revenue	1,563.0	1,610.6	1,553.8	1,485.2	1,426.7
Expenditure	1,702.6	1,558.1	1,492.2	1,440.8	1,390.4
Balance	-139.6	52.5	61.6	44.4	36.4

(1) Definition according to the national accounts.

(2) Excluding capital taxes and taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2020 (March 2021), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

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FEDERAL GOVERNMENT ACCOUNTS (1)

	2020	2019	2018	2017	2016
	(EUR in billions)
Revenue	421.6	457.2	442.3	422.7	406.4
of which: Taxes (2)	360.4	396.1	385.6	373.0	354.1
Expenditure	508.2	434.5	421.5	414.9	392.7
Balance	-86.6	22.7	20.8	7.8	13.7

(1)	Definition according to the national accounts.
(2)	Excluding capital taxes and taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2020 (March 2021), Table 3.4.3.4.

GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2020	2019	2018	2017	2016
	(EUR in billions)
General public services	202.1	195.2	189.8	185.4	181.2
Defense	37.5	36.7	35.4	33.4	30.6
Public order and safety	59.3	55.3	52.4	51.0	48.6
Economic affairs	155.5	114.9	112.9	103.7	100.1
Environmental protection	25.1	20.8	19.3	17.7	17.4
Housing and community amenities	18.0	15.0	13.8	12.0	11.7
Health	271.1	254.0	242.2	233.1	225.8
Recreation, culture and religion	39.6	36.0	35.6	33.6	31.9
Education	157.9	149.2	141.8	137.0	131.6
Social protection	736.5	680.9	649.0	633.8	611.5
Total expenditure	1,702.6	1,558.1	1,492.2	1,440.8	1,390.4

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2020 (March 2021), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus and General Government Gross Debt

For purposes of the EU Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of the general government (central government, state government, local government and social security funds) as defined in ESA 2010. In 2019, Germany’s general government surplus amounted to 1.5% of GDP, which constituted the eighth annual surplus in a row. In 2020, however, the German general government budget balance turned negative due to the impact of the COVID-19 pandemic. The general government deficit in 2020 amounted to EUR 139.6 billion, or 4.2% of nominal GDP, which is above the EU’s 3% reference value. The German general government gross debt-to-GDP ratio increased from 59.7% in 2019 to 69.8% in 2020, which is also above the EU’s respective reference value of 60%.

However, on March 23, 2020, the respective Ministers of Finance of the EU Member States agreed with the assessment of the European Commission that the condition for the use of the general escape clause under the SGP – a severe economic downturn in the euro area or the EU as a whole – had been fulfilled. The activated general escape clause allows Germany and the other EU Member States to depart from the budgetary requirements that would normally apply under the European fiscal framework in order to tackle the economic consequences of the COVID-19 pandemic. On March 3, 2021, the European Commission presented an updated approach to its fiscal policy response to the COVID-19 pandemic, recommending to assess the application of the general escape clause based on quantitative criteria such as the level of economic activity compared to the pre-crisis level at the end of 2019, in particular. According to the European Commission, current preliminary

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indications suggest a continued application of the general escape clause in 2022, see also “General — The European Union and European Integration — EU Economic Governance — Stability and Growth Pact.” At the national level, the German constitutional balanced budget rule known as the “debt brake” (Schuldenbremse), which provides for a structural budget deficit of no more than 0.35% of GDP at the federal level and structurally balanced Länder budgets, has been suspended for the years 2020 and 2021, in order to enable the financing of the governmental measures taken in connection with the COVID-19 pandemic without violating the constitutional budgetary requirements that normally apply. With respect to the fiscal year 2022, the suspension of the “debt brake” is expected to be renewed, according to the Federal Government’s preliminary budget plan (Eckwertebeschluss).

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2020 (February 2021), Table 1.10; EUR-lex, Consolidated Version of the Treaty on the Functioning of the European Union (https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:02016E/TXT-20200301&from=EN); Deutsche Bundesbank, General government debt as defined in the Maastricht Treaty as a percentage of GDP - Germany - overall (https://www.bundesbank.de/dynamic/action/en/statistics/time-series-databases/time-series-databases/745582/745582?listId=www_v27_web011_21a&treeAnchor=FINANZEN&statisticType=BBK_ITS&tsId=BBK01.BJ9959); Council of the European Union, Statement of EU ministers of finance on the Stability and Growth Pact in light of the COVID-19 crisis, press release of March 23, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/03/23/statement-of-eu-ministers-of-finance-on-the-stability-and-growth-pact-in-light-of-the-covid-19-crisis/); Bundestag, Bundestag billigt mit breiter Mehrheit Nachtragshaushalt für 2020 (https://www.bundestag.de/dokumente/textarchiv/2020/kw13-de-corona-schuldenbremse-688956); Bundestag, Finanzministerium-Etat beschlossen – Schuldenbremse bleibt ausgesetzt (https://www.bundestag.de/dokumente/textarchiv/2020/kw50-de-finanzministerium-bundesrechnungshof-810030); Bundesministerium der Finanzen, Fiskalregeln (https://www.bundesfinanzministerium.de/Web/DE/Themen/Oeffentliche_Finanzen/Stabilitaetspolitik/Fiskalregeln/fiskalregeln.html); Bundesministerium der Finanzen, Funktionsweise der Schuldenregel des Bundes (Schuldenbremse), January 27, 2021 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Schuldenbremse/kurzinfo-zur-schuldenbremse.pdf?__blob=publicationFile&v=3); European Commission, Commission presents undated approach to fiscal policy response to coronavirus pandemic, press release of March 3, 2021 (https://ec.europa.eu/commission/presscorner/detail/en/ip_21_884); Bundesministerium der Finanzen, Scholz: Mit guter Finanzpolitik wirksam gegen die Krise - Eckwerte für 2022, Finanzplan bis 2025 und Nachtragshaushalt 2021 beschlossen, press release of March 24, 2021 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2021/03/2021-03-24-bundeshaushalt-2022.html).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2020	2019	2018	2017	2016
	(% of GDP)
General government deficit (-) / surplus (+)	-4.2	1.5	1.8	1.4	1.2
General government gross debt	69.8	59.7	61.8	65.1	69.3

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2020 (February 2021), Table 1.10; Deutsche Bundesbank, General government debt as defined in the Maastricht Treaty as a percentage of GDP - Germany - overall (https://www.bundesbank.de/dynamic/action/en/statistics/time-series-databases/time-series-databases/745582/745582?listId=www_v27_web011_21a&treeAnchor=FINANZEN&statisticType=BBK_ITS&tsId=BBK01.BJ9959).

Fiscal Outlook

On April 21, 2021, the Federal Government published the German Stability Program 2021, in accordance with the rules of the Stability and Growth Pact. The German Stability Program 2021 contains budgetary projections for the years 2021 to 2025 at all government levels (Federation, Länder, local authorities and social security funds). The projections are based on (i) the Federal Government’s annual projection of macroeconomic trends of January 27, 2021, (ii) the results of the Working Party on Tax Revenue Estimates of November 12, 2020, as subsequently updated to take account of the Federal Government’s annual projection, (iii) the draft supplementary budget for 2021 and (iv) the Federal Government’s benchmark figures decision of March 24, 2021 on the federal budget for 2022 and the fiscal plan until 2025, which was prepared on the basis of, among other things, the above-mentioned documents and results.

The following table presents the Federal Government’s projection for key fiscal indicators in the years 2021 to 2025 compared to the results for these key fiscal indicators in 2020, as set out in the German Stability Program 2021, which takes into account the countermeasures adopted by the Federal Government in response to the COVID-19 pandemic.

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GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2025	2024	2023	2022	2021	2020
Revenue	47 ¾	47 ½	47	46 ¼	45 ¾	46.9
Total taxes	24	24	23 ½	23 ¼	22 ¾	23.5
Social contributions	19	19	18 ½	18 ¼	18	18.2
Property income	½	½	½	½	½	0.6
Other	4 ¼	4 ¼	4 ¼	4 ¼	4 ½	4.6
Expenditure (2)	47 ¾	48 ¼	48 ½	49 ½	54 ¾	51.1
Compensation of employees and intermediate consumption	13 ¾	14	14 ¼	14 ½	15 ¼	14.6
Social payments	26 ½	26 ½	26 ½	26 ¼	27	27.2
Interest expenditure	½	½	½	½	½	0.7
Subsidies	¾	¾	¾	1 ¼	3 ¾	2.1
Gross fixed capital formation	2 ¾	2 ¾	2 ¾	2 ¾	2 ¾	2.7
Capital transfers	1 ½	1 ½	1 ¾	1 ¾	2	1.4
Other	2	2	2 ¼	2 ½	3 ¼	2.5
General government deficit (-) / surplus (+)	0	-½	-1 ½	-3	-9	-4.2
Federal Government	0	-½	-1	-2 ¼	-6 ¾	-2.6
Länder governments	0	0	-¼	-¼	- ¾	-0.5
Municipalities	-¼	-¼	-½	-½	-½	0.0
Social security funds	¼	¼	0	-¼	-1	-1.0
General government gross debt	69 ¼	72	73 ¼	74	74 ½	69.8

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.
(2)	Adjusted by the net amount of payments in connection with swaps.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm 2021, Tables 15 and 18 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/stabilitaetsprogramm-2021.pdf?__blob=publicationFile&v=6).

Tax Structure

Income Tax

Significant sources of revenue for the general government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale with marginal tax rates ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships (Personengesellschaften) is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungsteuer), taking into consideration an allowance (Sparerpauschbetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability. From January 1, 2021, onwards, the additional tax burden resulting from the solidarity surcharge has been abolished for approximately 90% and reduced for approximately 6.5% of income taxpayers for the benefit of low and middle incomes.

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Sources: Bundesministerium der Justiz und für Verbraucherschutz, Einkommensteuergesetz (http://www.gesetze-im-internet.de/estg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Solidaritätszuschlaggesetz 1995, § 4 Zuschlagssatz (http://www.gesetze-im-internet.de/solzg_1995/__4.html); Bundesministerium der Justiz und für Verbraucherschutz, Körperschaftsteuergesetz (http://www.gesetze-im-internet.de/kstg_1977/index.html); Bundesministerium der Finanzen, Fragen und Antworten zur weitgehenden Abschaffung des Solidaritätszuschlags, Was ist ab 2021 neu? (https://www.bundesfinanzministerium.de/Content/DE/FAQ/2019-08-21-faq-solidaritaetszuschlag.html).

VAT and Consumption Taxes

VAT serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as necessities, such as food (except food and beverages in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz (http://www.gesetze-im-internet.de/ustg_1980/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz, § 12 Steuersätze (http://www.gesetze-im-internet.de/ustg_1980/__12.html); Bundesministerium der Justiz und für Verbraucherschutz, Energiesteuergesetz (http://www.gesetze-im-internet.de/energiestg/); Bundesministerium der Justiz und für Verbraucherschutz, Tabaksteuergesetz (http://www.gesetze-im-internet.de/tabstg_2009/index.html).

Environmental Tax and Emissions Trading

The environmental tax regime aims to encourage energy conservation and to mitigate climate change by providing incentives for a reduction of carbon emissions. Furthermore, it aims to allocate the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax and a fossil fuel energy tax. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

In addition to the EU’s Emissions Trading System (ETS) for carbon emissions applied to the manufacturing and energy industries, Germany has introduced a national ETS for carbon emissions of the transportation and buildings sector from 2021 onwards, starting with a price on carbon emissions initially set at EUR 25 per ton in 2021 and rising incrementally to EUR 55 per ton in 2025. In 2026, allowances will be auctioned within a price range of EUR 55 (minimum) to EUR 65 (maximum) per ton of carbon emissions.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz (http://www.gesetze-im-internet.de/stromstg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz, § 3 Steuertarif (http://www.gesetze-im-internet.de/stromstg/__3.html); Bundesministerium der Finanzen, Issues, Climate Action (https://www.bundesfinanzministerium.de/Content/EN/Standardartikel/Topics/Priority-Issues/Climate-Action/2020-06-22-climate-action-is-a-priority.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200% for the municipal multiplier, municipalities have discretion to fix the municipal tax collection rate. Based on a weighted average municipal multiplier of 402.6% in 2018 the average trade tax rate in 2019 amounted to 14.07%.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Gewerbesteuergesetz (http://www.gesetze-im-internet.de/gewstg/index.html); Bundesministerium der Finanzen, Die wichtigsten Steuern im internationalen Vergleich 2019 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/2020-07-30-die-wichtigsten-steuern-im-internationalen-vergleich-2019-ausgabe-2020.html).

Tax Relief Measures Relating to the COVID-19 Pandemic

From July 1, 2020, to December 31, 2020, the standard VAT rate was temporarily lowered to 16% and the reduced rate to 5% as part of mitigation measures to the adverse economic impact of the COVID-19 pandemic. Under the tax relief measures, food services in restaurants, which are normally taxed at the standard VAT rate, are to be taxed at the reduced VAT rate from July 1, 2020, to December 31, 2022.

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Companies and self-employed persons that are directly affected by the COVID-19 pandemic benefit from temporary tax relief aimed at improving their liquidity, such as extensions of tax liabilities, modifications of tax prepayments, tax loss carrybacks and waivers of tax enforcement measures. These measures relate in particular to income tax, corporate income tax and VAT.

Sources: Bundesministerium der Finanzen, FAQ „Anstehende Umsatzsteuersenkung“ (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Steuern/2020-06-25-FAQ_Corona_Umsatzsteuer.html); Bundesministerium der Finanzen, Steuerliche Hilfen für Unternehmen und Beschäftigte (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Schlaglichter/Corona-Schutzschild/2020-03-19-steuerliche-Massnahmen.html); Das Parlament Nr. 9 (March 1, 2021), Drittes Steuer-Paket – Hilfe für Familien, Gastronomen und Firmen (https://www.das-parlament.de/2021/9/wirtschaft_und_finanzen/825228-825228).

The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated, as presented in the national accounts.

TAXES (1)

	2020	2019	2018	2017	2016
	(EUR in billions)
Current taxes	773.4	827.1	801.2	767.0	732.2
Taxes on production and imports	346.5	369.7	356.5	345.9	335.1
of which: VAT	223.7	244.1	235.1	226.7	218.8
Current taxes on income and wealth	426.9	457.4	444.7	421.2	397.1
of which: Wage tax	254.1	260.2	247.9	234.4	223.6
Assessed income tax	57.6	61.8	58.9	57.8	52.0
Non-assessed taxes on earnings	29.7	30.5	31.0	29.8	26.6
Corporate tax	26.0	34.1	36.0	31.6	29.2
Capital taxes	8.7	7.0	6.8	6.1	z7.0
Tax revenue of general government	782.0	834.1	808.0	773.1	739.2
Taxes of domestic sectors to EU	4.8	5.1	5.0	5.1	5.2
Taxes	786.9	839.2	813.1	778.2	744.4

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2020 (March 2021), Table 3.4.3.16.

Government Participations

The Federal Republic and its various special funds held direct participations in 106 public and private enterprises as of December 31, 2019.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2019.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Total nominal capital of enterprise	Participation of the Federal Republic
	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW Kreditanstalt für Wiederaufbau	3,750	80.0
Hypo Real Estate Holding GmbH (1)	909	100.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0

(1)	Participations held by a special fund.

Source: Bundesministerium der Finanzen, Beteiligungsbericht des Bundes 2020 (https://www.bundesfinanzministerium.de/Web/DE/Themen/Bundesvermoegen/Privatisierungs_und_Beteiligungspolitik/Beteiligungspolitik/Beteiligungsberichte/beteiligungsberichte.htmlmn).

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Direct Debt of the Federal Government

As of December 31, 2020, the Federal Government’s direct debt totaled EUR 1,271.4 billion, compared to EUR 1,078.3 billion as of December 31, 2019. For further information on the principal amount of the outstanding direct debt, see “Tables and Supplementary Information — I. Summary of the Principal Amount of the Outstanding Direct Debt of the Federal Government”.

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government and its special funds had outstanding guarantees in an aggregate amount of EUR 546.2 billion as of December 31, 2019. Of this amount, EUR 125.2 billion were outstanding in the form of export credit insurance, which is handled by Euler Hermes on behalf of and for the account of the Federal Government. Furthermore, EUR 22.4 billion of the aggregate amount were outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act, and EUR 93.3 billion of the aggregate amount were outstanding in the form of a guarantee for the European Financial Stability Facility.

Source: Bundesministerium der Finanzen, Finanzbericht 2021, Overview 3, page 300 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzberichte/Finanzbericht-2021.html).

For more detailed information regarding the Federal Government’s debt and guarantees, see “—Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2020 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information—III. Liabilities to International Financial Organizations.”

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TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING DIRECT DEBT OF THE FEDERAL GOVERNMENT

Principal amount outstanding as of December 31, 2020
(EUR in millions)
Federal Bonds (Bundesanleihen)	938,500
Federal Notes (Bundesobligationen)	210,500
Federal Treasury Notes (Bundesschatzanweisungen)	107,500
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	113,500
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	62,200
Green Federal Bonds (Grüne Bundesanleihen)	6,500
Green Five-year Federal Notes (Grüne Bundesobligationen)	5,000
Borrowers’ note loans (Schuldscheindarlehen)	6,202
Old debt (1)	4,474
Repurchased debt	182,982
Total (2)	1,271,394

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
(2)	Compared to the published Monthly Report of the Federal Ministry of Finance, January 2021, from which the information above is derived, Treasury Discount Papers are presented with their outstanding volume (as opposed in the amount owed).

Source: Monthly Report of the Federal Ministry of Finance, January 2021, Table “Entwicklung der Kreditaufnahme des Bundes im Dezember 2020”, page 99, and table “Entwicklung von Umlaufvolumen und Eigenbestände an Bundeswertpapieren im Dezember 2020”, page 102 (https://www.bundesfinanzministerium.de/Monatsberichte/2021/01/Inhalte/Kapitel-4-Wirtschafts-und-Finanzlage/4-4-kreditaufnahme-des-bundes-und-seiner-sondervermoegen.html).

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DEBT TABLES

1. FEDERAL BONDS (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2020
	(% per annum)			(EUR in millions)
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	12,750
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	13,750
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	17,000
4.75% Bonds of the Federal Republic of 1998	4.75	1998	2028	13,750
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	11,750
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	21,500
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	24,500
4% Bonds of the Federal Republic of 2005	4	2005	2037	27,500
4.25% Bonds of the Federal Republic of 2007	4.25	2007	2039	18,500
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	20,500
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	19,500
2.5% Bonds of the Federal Republic of 2010	2.5	2010	2021	19,000
3.25% Bonds of the Federal Republic of 2011	3.25	2011	2021	19,000
2.25% Bonds of the Federal Republic of 2011	2.25	2011	2021	16,000
2% Bonds of the Federal Republic of 2011	2	2011	2022	22,500
1.75% Bonds of the Federal Republic of 2012	1.75	2012	2022	26,500
1.5% Bonds of the Federal Republic of 2012	1.50	2012	2022	20,500
2.5% Bonds of the Federal Republic of 2012	2.50	2012	2044	28,500
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	20,500
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	22,500
2% Bonds of the Federal Republic of 2013	2	2013	2023	22,500
1.75% Bonds of the Federal Republic of 2014	1.75	2014	2024	22,500
2.5% Bonds of the Federal Republic of 2014	2.50	2014	2046	30,500
1.5% Bonds of the Federal Republic of 2014	1.50	2014	2024	22,500
1% Bonds of the Federal Republic of 2014	1	2014	2024	22,500
0.5% Bonds of the Federal Republic of 2015	0.5	2015	2025	27,500
1% Bonds of the Federal Republic of 2015	1	2015	2025	27,500
0.5% Bonds of the Federal Republic of 2016	0.5	2016	2026	30,500
0% Bonds of the Federal Republic of 2016	0	2016	2026	29,500
0.25% Bonds of the Federal Republic of 2017	0.25	2017	2027	30,500
0.5% Bonds of the Federal Republic of 2017	0.5	2017	2027	29,500
1.25% Bonds of the Federal Republic of 2017	1.25	2017	2048	25,500
0.5% Bonds of the Federal Republic of 2018	0.5	2018	2028	25,500
0.25% Bonds of the Federal Republic of 2018	0.25	2018	2028	25,500
0.25% Bonds of the Federal Republic of 2019	0.25	2019	2029	26,500
0.00% Bonds of the Federal Republic of 2019	0.00	2019	2029	26,500
0.00% Bonds of the Federal Republic of 2019	0.00	2019	2050	17,500
0.00% Bonds of the Federal Republic of 2020	0.00	2020	2030	25,000
0.00% Bonds of the Federal Republic of 2020	0.00	2020	2035	22,500
0.00% Bonds of the Federal Republic of 2020	0.00	2020	2027	22,500
0.00% Bonds of the Federal Republic of 2020	0.00	2020	2027	22,000
0.00% Bonds of the Federal Republic of 2020	0.00	2020	2030	30,500
Total Federal Bonds				938,500

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

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 2. GREEN FEDERAL BONDS (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2020
	(% per annum)			(EUR in millions)
0.00% Green Bonds of the Federal Republic of 2020	0.00	2020	2030	6,500
Total Green Federal Bonds				6,500

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

3. INFLATION-LINKED SECURITIES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2020
	(% per annum)			(EUR in millions)
0.10% Inflation-linked Bonds of the Federal Republic of 2012	0.10	2012	2023	16,500
0.50% Inflation-linked Bonds of the Federal Republic of 2014	0.50	2014	2030	19,100
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2026	16,800
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2046	9,800
Total Inflation-linked Securities				62,200

(1)	Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are five to ten years. No redemption prior to maturity.

4. FEDERAL NOTES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2020
	(% per annum)			(EUR in millions)
0.00% Bonds of 2016-Series 173	0.00	2016	2021	21,000
0.00% Bonds of 2016-Series 174	0.00	2016	2021	21,500
0.00% Bonds of 2017-Series 175	0.00	2017	2022	20,500
0.00% Bonds of 2017-Series 176	0.00	2017	2022	19,500
0.00% Bonds of 2018-Series 177	0.00	2018	2023	18,500
0.00% Bonds of 2018-Series 178	0.00	2018	2023	18,500
0.00% Bonds of 2019-Series 179	0.00	2019	2024	23,500
0.00% Bonds of 2019-Series 180	0.00	2019	2024	22,500
0.00% Bonds of 2020-Series 181	0.00	2020	2025	20,000
0.00% Bonds of 2020-Series 182	0.00	2020	2025	25,000
Total Federal Notes				210,500

(1)	Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

5. GREEN FEDERAL NOTES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2020
	(% per annum)			(EUR in millions)
0.00% Green Bonds of 2020	0.00	2020	2025	5,000
Total Federal Notes				5,000

(1)	Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

6. FEDERAL TREASURY NOTES (1)

Title	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2020
	(% per annum)			(EUR in millions)
0.00% Notes of 2019	0.00	2019	2021	13,000
0.00% Notes of 2019 (II)	0.00	2019	2021	14,000
0.00% Notes of 2019 (III)	0.00	2019	2021	13,000
0.00% Notes of 2019 (IV)	0.00	2019	2021	15,500
0.00% Notes of 2020	0.00	2020	2022	14,000
0.00% Notes of 2020 (II)	0.00	2020	2022	15,000
0.00% Notes of 2020 (III)	0.00	2020	2022	15,000
0.00% Notes of 2020 (IV)	0.00	2020	2022	8,000
Total Federal Treasury Notes				107,000

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

7. TREASURY DISCOUNT PAPER (1)

	Interest Rate(2)	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2020
	(% per annum)			(EUR in millions)
Treasury Discount Paper	-0.72 to -0.53	2020	2021	113,500

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8. BORROWERS’ NOTE LOANS (3)

	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2020
	(% per annum)			(EUR in millions)
Borrower’s note loans (Schuldscheindarlehen)	2.91% to 5.05	2003 to 2011	2021 to 2037	6,202

(1)	Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Maturities range from six months to twelve months. No redemption is permitted prior to maturity.
(2)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.
(3)	Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

Source for Debt Table 1 to 8: Federal Republic of Germany – Finance Agency, “ Einzelaufstellung der ausstehenden Bundeswertpapiere und Kreditmarktmittel“

(https://www.deutsche-finanzagentur.de/fileadmin/user_upload/institutionelle-investoren/pdf/Einzelaufstellung_Bundeswertpapiere_dt.pdf).

9. OTHER LIABILITIES

Title	Interest Rate	Year of incurrence	Maturity	Aggregate principal amount outstanding as of December 31, 2020
	(% per annum)			(EUR in millions)
Old debt (1)	0.00 to 3.00	Various	Various	4,474

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948 as well as liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source for Debt Table 9: Monthly Report of the Federal Ministry of Finance, January 2021,Table “Entwicklung der Kreditaufnahme des Bundes im Dezember 2020”, page 99 (https://www.bundesfinanzministerium.de/Monatsberichte/2021/01/Inhalte/Kapitel-4-Wirtschafts-und-Finanzlage/4-4-kreditaufnahme-des-bundes-und-seiner-sondervermoegen.html).

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II. GUARANTEES BY THE FEDERAL GOVERNMENT (1)

	Aggregate principal amount outstanding as of December 31,
Purpose of Guarantees	2019	2018
	(EUR in millions)
Export finance loans (including rescheduled loans)(2)	125,172	120,703
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	42,818	42,655
Loans in connection with EU agricultural policy measures	0	0
Loans to domestic corporations and for projects in areas of agriculture, fishing and housing construction	110,588	99,067
Contributions to international financing institutions	60,067	60,067
Co-financing of bilateral projects of German financial co-operation	25,555	22,780
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	15,000	15,000
Total guarantees pursuant to the 2019 German Budget Act	380,210	361,282
Guarantee for a loan to Greece according to the German Financial Stability Act	22,400	22,400
Loan guarantees under the Act on Guarantees pertaining to the European Financial Stability Facility	93,341	93,623
Total guarantees	495,950	477,305

(1)	Does not include guarantees under the KfW Law with respect to money borrowed, bonds issued and derivative transactions entered into by KfW.
(2)	Includes export finance loans extended by KfW IPEX-Bank guaranteed by the Federal Republic through Euler Hermes Aktiengesellschaft (“HERMES”), the official German export credit insurer.

Source: Bundesministerium der Finanzen, Finanzbericht 2021, Overview 3, page 300 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzberichte/Finanzbericht-2021.html).

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III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to additional financing, according to the requirements of each respective membership. Such contributions were in many cases stated initially in 1944 with one U.S. dollar being an equivalent to 0.888671 grams of gold, and later – with the creation of the Special Drawing Right (“SDR”) – being an equivalent to the SDR at the same value. The value of the SDR, the possible inclusion of new currencies in the basket, the weight of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR are reviewed every five years. With effect from October 1, 2016, the SDR basket consists of five currencies with the following weights: U.S. dollar (42%), euro (31%), Chinese yuan (11%), Japanese yen (8%) and Pound sterling (8%).

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC
TO INTERNATIONAL ORGANIZATIONS AS OF END OF DECEMBER 2020

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in
	(USD in millions)
IMF (2)	37,930.8	37,930.8
International Bank for Reconstruction and Development (IBRD) (3)	12,711.9	848.1
International Development Association (IDA) (3)(4)	27,188.8	24,797.8
International Finance Corporation (IFC) (3)(4)	982.8	982.8
European Investment Bank (EIB) (5)	56,861.2	5,071.2
African Development Bank (AfDB) (3)	8,473.4	322.9
African Development Fund (AfDF) (3)	5,095.8	4,678.8
Asian Development Bank (AsDB) (3)	6,613.8	330.8
Asian Development Fund (AsDF) (3)	1,933.0	1,845.0
Inter-American Development Bank (IDB) (3)	3,368.7	242.3
Inter-American Investment Corporation (IIC) (3)	17,322.0	17,322.0
Fund for Special Operations (FSO) (3)	—	—
International Fund for Agricultural Development (IFAD) (3)	635.8	593.6
Caribbean Development Bank (CDB) (3)	106.6	23.6
Special Development Fund of the Caribbean Development Bank (SDF) (3)	109.9	106.7
European Bank for Reconstruction and Development (EBRD) (5)	3,111.3	648.9
Council of Europe Development Bank (CEB) (5)	1,114.5	123.7
Asian Infrastructure Investment Bank (AIIB) (3)	4,484.2	896.8

(1)	Subscriptions are in part committed in USD, SDR or EUR. SDR or EUR commitments are converted to USD at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = USD 1.4241
(2)	Quota in SDR: 26,634.4 Mio SDR. Source: computation provided by the Ministry of Finance based on data provided by the IMF; the subscription (quota) is fully paid in by the Deutsche Bundesbank. The foreign currency part of the quota (25% of the subscription) and the Deutsche Bundesbank’s further contributions to Fund’s financing are part of the foreign currency reserves of the Deutsche Bundesbank. The government does not provide any guarantees or provisions for risks of IMF loans.
(3)	Source: computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development.
(4)	Source: IFC and IDA: World Bank Corporate Secretariat, April 2021.
(5)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at December 31, 2020 of EUR 1 per USD 1.2170.

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EXHIBIT (e)

Consent of Independent Auditor

To the Management Board

Landwirtschaftliche Rentenbank:

We consent to the incorporation by reference in the registration statement (No. 333-234161) filed under Schedule B of Landwirtschaftliche Rentenbank and the related prospectus of our report dated March 2, 2021, with respect to the annual financial statements of Landwirtschaftliche Rentenbank, included in Exhibit (d) to this Annual Report on Form 18-K for the year ended December 31, 2020.

/s/ Deloitte GmbH Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany

May 19, 2021

EXHIBIT (f)

Consent of the Federal Republic of Germany

On behalf of the Federal Republic of Germany, I hereby consent to the making of the statements with respect to the Federal Republic of Germany included in the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the year ended December 31, 2020, and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-234161) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America.

May 19, 2021

Federal Republic of Germany

By: /s/ Christof Harzer

Christof Harzer

Ministerialrat, Federal Ministry of Finance, Berlin